

CARVER BANCORP, INC.

2024
ANNUAL REPORT

NASDAQ: CARV

CARVER BANCORP, INC.

October 17, 2024

Dear Carver Shareholders:

For over 76 years, the mission of Carver Bancorp, Inc. (together with its subsidiaries, "Carver" or the "Bank") has been to provide New Yorkers with access to capital and competitively priced banking solutions. As one of the nation's largest African- and Caribbean-American managed and publicly traded Minority Depository Institutions ("MDIs"), Carver proudly serves diverse communities of consumers and Minority and Women-owned Business Enterprises ("MWBEs") across Greater New York City.

Maintaining Our Mission



58.1% are in minority zip codes where originated loans have been dispersed.

(Data though September 2024 includes entire outstanding loan portfolio)



~80 cents of every dollar is reinvested back into our communities fueling business growth, job creation, and development.



Our facilitation of Financial Education Seminars has served more than **1,500 members of our communities.**

(Data from April 2023-September 2024)



Minority business owners are 100% of Carver's Microloan Program recipients, with a total of **$1,106,000 funds disbursed**.

(Data from June 2022 to Sept. 2024)

As the low-to-moderate income ("LMI") neighborhoods in Carver's service footprint have expanded to include multiple ethnicities, so has Carver's definition of community. Historically predominant African- and Caribbean-American neighborhoods served by our branches in Harlem, Brooklyn and Queens now include growing centers of Hispanic, Asian, and Hasidic patronage. Our community is expanding and Carver's ***mission and ability*** *to serve this increasingly diverse cohort of customers has never been more vital.*

FISCAL YEAR 2024 PERFORMANCE

Carver reduced its net loss by 32% to $3.0 million for the fiscal year-ended March 31, 2024 ("FY-2024"), achieving a breakeven in the second half of the year that revealed positive earnings momentum. Although net interest income of $22.6 million was down by 1% from the prior year, non-interest income of $6.7 million (up 87%) drove the bottom line.

Underlying Carver's improved results were greater mission-aligned grant income opportunities, increased loan diversification and better pricing discipline in this "higher-for-longer" funding environment. Indeed, Carver materially increased net income in the second half of the fiscal year while non-interest expense remained relatively unchanged.

Financial Highlights:

Interest Income - **up 23%**; portfolio diversification from organic originations and participations in commercial mortgages, consumer, specialty finance and broadly syndicated loans are a result of Carver's increased commercial engagement with bank and fintech partners.

CARVER BANCORP, INC.

<u>Net Interest Margin</u> - Despite the unprecedented run-up in funding costs and the lingering influence of the 2023 Banking Crisis, Carver achieved Net Interest Income of $22.6 million, on par with FY-2023 at $22.8 million. Since FY-2020, Net Interest Income has risen by 41%. Q4-2024 Net Interest Margin of **3.31%**, improved by 28 bps over the prior quarter as increased origination volume and the net yield pick-up on newly booked loans began to offset the marginal rise in funding costs.

<u>Capital Strength</u> - Carver's capital ratios continue to exceed the minimum Total Risk Based Capital (12%) and Tier 1 Leverage (9%) requirements of our primary regulator, the Office of the Comptroller of the Currency (the "OCC"). The Bank remains well capitalized based on its **Total Risk-Based Capital Ratio of 12.98%, Tier 1 Leverage Ratio of 9.56% and Tier 1 Risk-Based Capital Ratio of 12.00%** as of March 31, 2024.



<u>Assets</u> - Driven by a **4.6% increase** in assets to $757 million, Assets per Employee, an indicator of efficiency, rose by 1.9% in FY-2024.



<u>Deposits</u> - **up 7.8%**, funded by steady growth in retail and institutional deposits; notably, the 5-year decline in the brokered deposit component indicates a strong relationship banking trend. **Over 85%** of the Bank's deposits were FDIC-insured as of the fiscal-year end.



<u>Loan Growth</u> - Net loans **grew by 4.1%** to $617 million in FY-2024, a period that began at the end of the 2023 Banking Crisis and experienced 2 Federal Reserve rate hikes. Organic loan growth was driven by financing local entrepreneurs and organizations, including increased floating rate Commercial & Industrial ("C&I") and Consumer lending, which helped to reduce portfolio interest rate sensitivity and increase diversification. C&I grew by 7.0% and comprised 9.7% of the gross loan portfolio.

CAPITAL GROWTH AND INSTITUTIONAL PARTNERS

Carver's mission-aligned institutional investors include JPMorgan Chase, Wells Fargo, Bank of America, American Express and National Community Investment Fund. Our financial strength has been enhanced by over $40 million of new and conveyed capital since 2020.

Carver is a partner in the innovative J.P. Morgan Asset Management ("JPM") Empowering Change Program ("Empowering Change"). The program qualifies Carver to offer JPM's Empower share class of money market funds to corporate and institutional investors that seek to achieve social impact goals without sacrificing their economic objectives. The Empowering Change revenue stream bolsters the Bank's earnings and enhances our ability to impact underserved communities.

CARVER AT A GLANCE…

Carver's journey underscores the systemic importance of mission-driven MDIs and Community Development Financial Institutions ("CDFIs") to the well-being of underserved communities. The Bank has a proud history of providing LMI communities throughout New York with a place to save for the future and access to credit products.

- **Carver's seven full-service branches** are in or adjacent to LMI neighborhoods and provide lending, depository and other banking services to tens of thousands of New Yorkers, and hundreds of houses of worship, non-profits, multifamily dwellings and small businesses.

- **Carver's customers** have 24/7 access to 84,000 ATMs nationwide surcharge free, and a full range of online and mobile banking services; online account opening is also available in nine states and Washington DC.

- **Carver's Small Business Microloan Program** plays a pivotal role in driving economic empowerment in our communities. Our microloan program, bolstered by algorithm-based software, supports the capital needs of minority entrepreneurs and looks beyond traditional credit scores. We empower small business entrepreneurs by providing up to $50,000 of vital fulcrum capital.

- **Carver facilitates** public/private business development through partnerships with state agencies and corporate partners to provide contractor financing programs to MWBEs (e.g., the New York State "Bridge to Success" Loan Program).

- **Carver sponsors** financial education, wealth-building skills and small business empowerment programs (e.g., seminars and 1:1 coaching to over 16,000 consumers and aspiring entrepreneurs).

- **Carver contributes** to local investment utilizing Federal and State grants to support non-profit organizations, provide workforce development and home ownership programs.

- **Carver embraces** diversity and inclusion as a major growth catalyst for the Bank and our community. Over 52% of our 110 associates are female and 88% are people of color.

Over the last decade, the Bank has consistently received "Outstanding" CRA ratings from the OCC. The latest assessment in March 2022 concluded the Bank's average loan to deposit ratio is more than reasonable at 85.03%, with an impressive 90% (in year 2021) of Carver's small business loans made within our assessment area.

COMMUNITY IMPACT

Expanding Financial Services and Community Reinvestment

During FY-2024, Carver introduced several new products and services designed to deepen customer relationships, diversify income for the Bank, and manage our overall cost of funds in an elevated interest rate environment, including (i) engaging fintech partners to drive efficiency, scale, and favorable feedback/reviews from customers, (ii) expanding access to capital for small businesses to stabilize operations and drive growth through our Small Business Microloan Program and Contractor Financing Program, and (iii) developing our financial education and literacy programs to create wealth, financial inclusion, and economic empowerment.

Promoting Men's Health and Community Wellness



THE BLUE JACKET
FASHION SHOW
A benefit for

Carver once again sponsored The Blue Jacket Fashion Show's prostate cancer screening initiative, proudly hosted at our Main Branch in Harlem. In collaboration with ZERO Prostate Cancer, a leading national non-profit with the mission to advance research to end prostate cancer, the event featured the Mount Sinai Robert F. Smith Mobile Prostate Cancer Screening Initiative, a community-based wellness effort committed to enabling early detection of prostate cancer for at-risk men of color. This initiative and partnership with Mount Sinai Hospital and The Blue Jacket Fashion Show enabled Carver to effectively raise prostate health education and cancer awareness in our community.

Supporting Climate Initiatives for Women-owned Businesses

In partnership with The Greater Harlem Chamber of Commerce, Carver held its 2nd Annual ***Minority Women-owned Business Pitch Competition*** during the Harlem Week festivities. This competition was developed to address the disproportionately negative impact of climate change on communities of color. The competition invited women entrepreneurs with businesses in the Greater New York Area to submit written business plans detailing their initiatives to enhance energy efficiency at their respective companies. From a competitive field of over 90 applicants, four deserving minority women business owners were awarded $10,000 each. The Bank plans to partner with additional chambers of commerce to further drive sustainability and business development in urban communities within the five boroughs of New York City.

Supporting Non-Profit Organizations

Carver provided over $200,000 in grants and sponsorships to community-based organizations for education, health, financial literacy, arts, social services, and business development.

Grant awardee Danielle Douglas, Executive Director of The Council for Black Business Enterprises stated, **"Without the crucial support of Carver Bank, many of our key initiatives aimed at empowering Black-owned businesses would have remained out of reach."**



Grant awardee Monique Hector, Executive Director at Harlem Business Alliance, stated, **"As a dedicated partner in our community, Carver Bank has been instrumental in helping us provide critical resources and education to small business owners. Through their support, we've been able to offer business education workshops and assist more businesses in achieving MWBE certification, further empowering local entrepreneurs."**





Grant awardee Ericka Powell Sinclair, Senior Director of the Harlem Entrepreneurial Fund ("HEF"), stated, **"HEF is delighted to receive a grant award from Carver Bank. When banks invest in CDFIs such as HEF, it helps build stronger communities for minority and low-to-moderate income entrepreneurs. These critical funds help mission-driven organizations narrow the wealth gap."**

Customer Testimonial



"Madison Boys & Girls Club has been serving youth in New York City for over 140 years with our headquarters in Harlem. Our relationship with Carver Bank is the definition of a true "partnership" because when our organization was facing a potential financial crisis, Carver Bank stepped up and provided the resources we needed to survive and to begin to grow again to support the New York City youth who need our services."
~ Tim McChristian, CEO of Madison Boys & Girls Club

Vendor Testimonial



"Being a part of Carver Bank's [Minority Women's Business] pitch competition last year was a game-changer for Elegant Chauffeurs. It solidified our relationship with the bank and allowed us to become an official vendor, providing executive travel services. What stands out about Carver is their dedication to quality and their commitment to supporting businesses like ours that deliver value. From the moment we started, they made us feel like more than just a vendor—they made us feel like partners who matter."
~ Crystal J. Ferguson, CEO of Elegant Chauffeurs

PATH FORWARD

In 1948, our founders endeavored to build a platform for savings and generational wealth creation for the underbanked. The confluence of Carver's recent investments in institutional and retail client business development, microlending, community development and fraud risk management executive talent have all enhanced our ability to serve the wealth creation needs of the underbanked. We are ambitious about the Bank's future and continue to explore commercially sustainable products and services to support and grow with our community. Fiscal Year 2025 should reveal the impact of new mission-aligned relationships that include:

- New York Green Bank - Carver recently closed a $25 million credit facility to be deployed in decarbonization projects that will benefit the health and welfare of urban communities.

- Consumer Lending - In partnership with a fintech loan conduit, Carver has built a well-performing $10 million portfolio of personal loans to customers primarily within mission-aligned communities.

- Fortune 500 Select Vendor Financing Program - Carver has begun deploying a bespoke vendor financing program for MWBEs (*primarily in the Northeast*), guaranteed by a Fortune 500 Partner.

- Jack Henry - Enhanced technology will provide an improved customer experience with the Fall 2025 roll-out of LoanVantage™, a core system solution designed to streamline the loan application and approval process.

Encouraged by our continued asset and depositor base expansion, enhanced green lending capabilities, and solid advances against our sustainable earnings objective, we look forward to reporting continued progress in Fiscal Year 2025.



Sincerely,



Craig C. MacKay
Interim President & CEO
Carver Bancorp, Inc.

Lewis P. Jones III
Chairman of the Board
Carver Bancorp, Inc.

CARVER BANCORP, INC.

KEY OPERATING METRICS 2020-2024



Five-Year Trend: Total Assets, Deposits & Total Net Loans
(in 000's)
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
Mar-20
Mar-21
Mar-22
Mar-23
Mar-24
Total Assets
Deposits
Total Net Loans



Five-Year Trend: Interest Income & Interest Expense
(in 000's)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Mar-20
Mar-21
Mar-22
Mar-23
Mar-24
Interest Income
Interest Expense



Net Loss (000's)
-
(1,000)
(2,000)
(3,000)
(4,000)
(5,000)
(6,000)
Mar-20
Mar-21
Mar-22
Mar-23
Mar-24



Return on Average Assets
0.00%
-0.10%
-0.20%
-0.30%
-0.40%
-0.50%
-0.60%
-0.70%
-0.80%
-0.90%
-1.00%
Mar-20
Mar-21
Mar-22
Mar-23
Mar-24



Efficiency Ratio
140.00%
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
Mar-20
Mar-21
Mar-22
Mar-23
Mar-24



Net Interest Margin
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Mar-20
Mar-21
Mar-22
Mar-23
Mar-24

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO
SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-13007**

CARVER BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	*13-3904174*
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

75 West 125th Street	*New York*	*New York*	*10027*
(Address of Principal Executive Offices)			(Zip Code)

Registrant's telephone number, including area code: (718) 230-2900

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CARV	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐   Yes ☒   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐   Yes ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒   Yes ☐   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒   Yes ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer   ☐ Accelerated Filer   ☒ Non-accelerated Filer   ☒ Smaller Reporting Company   ☐ Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐   Yes ☒ No

As of July 15, 2024 there were 5,094,948 shares of common stock of the Registrant outstanding. The aggregate market value of the Registrant's common stock held by non-affiliates, as of September 30, 2023 (based on the closing sales price of $2.17 per share of the registrant's common stock on September 30, 2023) was approximately $10,672,813.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the 2024 Annual Meeting of Stockholders. (Part III)

CARVER BANCORP, INC.
2024 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

		Page
PART I		3
ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	28
ITEM 1B.	UNRESOLVED STAFF COMMENTS	35
ITEM 1C.	CYBERSECURITY	35
ITEM 2.	PROPERTIES	35
ITEM 3.	LEGAL PROCEEDINGS	36
ITEM 4.	MINE SAFETY DISCLOSURES	36
PART II		36
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	36
ITEM 6.	[RESERVED]	37
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	37
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	52
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	98
ITEM 9A.	CONTROLS AND PROCEDURES	98
ITEM 9B.	OTHER INFORMATION	99
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	99
PART III		100
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE	100
ITEM 11.	EXECUTIVE COMPENSATION	100
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	100
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	100
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	100
PART IV		100
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	100
ITEM 16.	FORM 10-K SUMMARY	100
SIGNATURES		103
EXHIBIT INDEX		102

(This page has been left blank intentionally.)

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which may be identified by the use of such words as "may," "believe," "expect," "anticipate," "should," "plan," "estimate," "predict," "continue," and "potential" or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to Carver Bancorp, Inc.'s (the "Company" or "Carver") financial condition, results of operations and business that are subject to various factors that could cause actual results to differ materially from these estimates. These factors include but are not limited to the following:

- changes in interest rates, which may reduce net interest margin and net interest income;

- monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System;

- the ability of the Company to obtain approval from the Federal Reserve Bank of Philadelphia (the "Federal Reserve Bank") to distribute interest payments owed to the holders of the Company's subordinated debt securities;

- the limitations imposed on the Company which require, among other things, written approval of the Federal Reserve Bank prior to the declaration or payment of dividends, any increase in debt by the Company, or the redemption of Company common stock, and the effect on operations resulting from such limitations;

- the impact of bank closings and the risks related to disruption in the banking industry and financial markets;

- the market price and trading volume of our shares of common stock has been and may continue to be volatile, and purchasers of our securities could incur substantial losses;

- changes in the level of trends of delinquencies and write-offs and in our allowance and provision for credit losses;

- the results of examinations by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses, write down assets, change our regulatory capital position, limit our ability to borrow funds or maintain or increase deposits, or prohibit us from paying dividends, which could adversely affect our dividends and earnings;

- national and/or local changes in economic conditions, which could occur from numerous causes, including political changes, domestic and international policy changes, unrest, war and weather, inflation or deflation conditions in the real estate, securities markets or the banking industry, which could affect liquidity in the capital markets, the volume of loan originations, deposit flows, real estate values, the levels of non-interest income and the amount of loan losses;

- adverse changes in the financial industry and the securities, credit, national and local real estate markets (including real estate values);

- changes in our existing loan portfolio composition (including reduction in commercial real estate loan concentration) and credit quality or changes in credit loss requirements;

- legislative or regulatory changes that may adversely affect the Company's business, including but not limited to new capital regulations, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements, regulatory fees and compliance costs, and the resources we have available to address such changes;

- the effects of any federal government shutdown;

- changes in the level of government support of housing finance;

- changes to state rent control laws, which may impact the credit quality of multifamily housing loans;

- our ability to control costs and expenses;

- the impairment of our investment securities;

- risks related to a high concentration of loans to borrowers secured by property located in our market area;

- increases in competitive pressure among financial institutions or non-financial institutions;

- unexpected outflows of uninsured deposits could require us to sell investment securities at a loss;

- changes in consumer spending, borrowing and savings habits;

- technological changes that may be more difficult to implement or more costly than anticipated;

- changes in deposit flows, loan demand, real estate values, borrowing facilities, capital markets and investment opportunities, which may adversely affect our business;

- changes in accounting standards, policies and practices, as may be adopted or established by the regulatory agencies or the Financial Accounting Standards Board, could negatively impact the Company's financial results;

- litigation or regulatory actions, whether currently existing or commencing in the future, which may restrict our operations or strategic business plan;

- the ability to originate and purchase loans with attractive terms and acceptable credit quality; and

- the ability to attract and retain key members of management, and to address staffing needs in response to product demand or to implement business initiatives.

Because forward-looking statements are subject to numerous assumptions, risks and uncertainties, actual results or future events could differ possibly materially from those that the company anticipated in its forward-looking statements. The forward-looking statements contained in this Annual Report on Form 10-K are made as of the date of this Annual Report on Form 10-K, and the Company assumes no obligation to, and expressly disclaims any obligation to, update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as legally required. For a discussion of additional factors that could adversely affect the Company's future performance, see "Item 1A - Risk Factors" and "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 1. BUSINESS.

OVERVIEW

Carver Bancorp, Inc., a Delaware corporation (the "Company"), is the holding company for Carver Federal Savings Bank ("Carver Federal" or the "Bank"), a federally chartered savings bank. The Company is headquartered in New York, New York. The Company conducts business as a unitary savings and loan holding company, and the principal business of the Company consists of the operation of its wholly-owned subsidiary, Carver Federal. Carver Federal was founded in 1948 to serve African-American communities whose residents, businesses and institutions had limited access to mainstream financial services. The Bank remains headquartered in Harlem, and predominantly all of its seven branches and three stand-alone 24/7 ATM centers are located in low- to moderate-income neighborhoods. Many of these historically underserved communities have experienced unprecedented growth and diversification of incomes, ethnicity and economic opportunity, after decades of public and private investment.

Carver Federal is among the largest African-American operated banks in the United States. The Bank remains dedicated to expanding wealth-enhancing opportunities in the communities it serves by increasing access to capital and other financial services for consumers, businesses and non-profit organizations, including faith-based institutions. A measure of its progress in achieving this goal includes the Bank's sixth consecutive "Outstanding" rating, issued by the Office of the Comptroller of the Currency (the "OCC") following its most recent Community Reinvestment Act ("CRA") examination in March 2022. The OCC found that 90% of Carver Federal's loans were made within our assessment area, and the Bank has demonstrated excellent responsiveness to its assessment area's needs through its community development lending, investing and service activities. The Bank had approximately $756.8 million in assets and 113 employees as of March 31, 2024.

Carver Federal engages in a wide range of consumer and commercial banking services. The Bank provides deposit products, including demand, savings and time deposits for consumers, businesses, and governmental and quasi-governmental agencies in its local market area within New York City. In addition to deposit products, Carver Federal offers a number of other consumer and commercial banking products and services, including debit cards, online account opening and banking, online bill pay and telephone banking. Carver Federal also offers a suite of products and services for unbanked and underbanked consumers, branded as Carver Community Cash. This includes check cashing, wire transfers, bill payment, reloadable prepaid cards and money orders.

Carver Federal offers loan products covering a variety of asset classes, including commercial and multifamily mortgages, and business loans. The Bank finances mortgage and loan products through deposits or borrowings. Funds not used to originate mortgages and loans are invested primarily in U.S. government agency securities and mortgage-backed securities.

The Bank's primary market area for deposits consists of the areas served by its seven branches in the Brooklyn, Manhattan and Queens boroughs of New York City. The neighborhoods in which the Bank's branches are located have historically been low- to moderate-income areas. The Bank's primary lending market includes Kings, New York, Bronx and Queens Counties in New York City, and lower Westchester County, New York. Although the Bank's branches are primarily located in areas that were historically underserved by other financial institutions, the Bank faces significant competition for deposits and mortgage lending in its market areas. Management believes that this competition has become more intense as a result of increased examination emphasis by federal banking regulators on financial institutions' fulfillment of their responsibilities under the CRA and more recently due to the decline in demand for loans. Carver Federal's market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence, and all of which are competitors to varying degrees. The Bank's competition for loans comes principally from commercial banks, savings institutions and mortgage banking companies. The Bank's most direct competition for deposits comes from commercial banks, savings institutions and credit unions. Competition for deposits also comes from money market mutual funds, corporate and government securities funds, and financial intermediaries such as brokerage firms and insurance companies. Many of the Bank's competitors have substantially greater resources and offer a wider array of financial services and products. This, combined with competitors' larger presence in the New York market, add to the challenges the Bank faces in expanding its current market share and growing its near-term profitability.

Carver Federal's 75-year history in its market area, its community involvement and relationships, targeted products and services and personal service consistent with community banking, help the Bank compete with competitors that have entered its market.

The Bank formalized its many community focused investments on August 18, 2005, by forming Carver Community Development Corporation ("CCDC"). CCDC oversees the Bank's participation in local economic development and other community-based initiatives, including financial literacy activities. CCDC coordinates the Bank's development of an innovative approach to reach the unbanked customer market in Carver Federal's communities. Importantly, CCDC spearheads the Bank's applications for grants and other resources to help fund these important community activities. In this connection, Carver Federal has successfully competed with large regional and global financial institutions in a number of competitions for government grants and other awards.

GENERAL

Carver Bancorp, Inc.

The Company is the holding company for Carver Federal and its other active direct subsidiary, Carver Statutory Trust I (the "Trust"), a Delaware trust.

The principal business of the Company consists of the operation of its wholly-owned subsidiary, the Bank. The Company's administrative offices are located at 1825 Park Avenue, New York, New York 10034. The home office of the Bank is located at 75 West 125th Street, New York, New York 10027. The Company's telephone number is (718) 230-2900.

Carver Federal Savings Bank

Carver Federal was chartered in 1948 and began operations in 1949 as Carver Federal Savings and Loan Association, a federally chartered mutual savings and loan association, at which time it obtained federal deposit insurance and became a member of the Federal Home Loan Bank of New York (the "FHLB-NY"). Carver Federal was founded as an African- and Caribbean-American operated institution to provide residents of underserved communities the ability to invest their savings and obtain credit. Carver Federal Savings and Loan Association converted to a federal savings bank in 1986 and changed its name at that time to Carver Federal Savings Bank.

On March 8, 1995, Carver Federal formed CFSB Realty Corp. as a wholly-owned subsidiary to hold real estate acquired through foreclosure pending eventual disposition. At March 31, 2024, this subsidiary had $268 thousand in total assets. During the fourth quarter of the fiscal year ended March 31, 2003, Carver Federal formed Carver Asset Corporation ("CAC"), a wholly-owned subsidiary which qualifies as a real estate investment trust ("REIT") pursuant to the Internal Revenue Code of 1986, as amended. This subsidiary may, among other things, be utilized by Carver Federal to raise capital in the future. As of March 31, 2024, CAC owned mortgage loans carried at approximately $4.4 million and total assets of $129.3 million. On August 18, 2005, Carver Federal formed CCDC, a wholly-owned community development entity, to facilitate and develop innovative approaches to financial literacy, address the needs of the unbanked and participate in local economic development and other community-based activities. As part of its operations, CCDC monitors the portfolio of investments related to NMTC awards and makes application for additional awards.

Carver Statutory Trust I

Carver Statutory Trust (the "Trust") was formed in 2003 for the purpose of issuing $13.0 million aggregate liquidation amount of floating rate Capital Securities due September 17, 2033 ("Capital Securities") and $0.4 million of common securities, which are wholly owned by Carver Bancorp, Inc. and the sole voting securities of the Trust. The Company has fully and unconditionally guaranteed the Capital Securities along with all obligations of the Trust under the trust agreement relating to the Capital Securities. In accordance with the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 810, "Consolidations," the Trust is not consolidated with the Company for financial reporting purposes. During the second quarter of fiscal year 2017, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments on the Carver Statutory Trust I capital securities through September 2016. Such payments were made in September 2016. Debenture interest payments had been deferred beginning with the December 2016 payment, which is permissible under the terms of the Indenture for up to twenty consecutive quarters, as the Company is prohibited from making payments without prior approval from the Federal Reserve Bank. During the fourth quarter of fiscal year 2021, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through June 2021. Full payment was made on June 16, 2021. The Company deferred the September 17, 2021 interest payment, but has since had discussions with the Federal Reserve Bank of Philadelphia regarding future quarterly payments. A streamlined process has been developed for the Company to request regulatory approval to make debenture interest payments. On December 16, 2021, the Company paid the interest deferred from September 16, 2021 and the regular quarterly interest payment due on December 17, 2021. All quarterly interest payments subsequent to the June 2021 payment up to and including the June 2024 payment have been made.

The Company may rely on dividends from Carver Federal to pay cash dividends to its stockholders and to engage in share repurchase programs. In recent years, Carver has been successful in obtaining cash independently through its capital raising efforts, which may include cash from government grants or below market-rate loans. Under the prior Formal Agreement, the OCC regulated all capital distributions, including dividend payments, by Carver Federal to the Company. The Board of Governors of the Federal Reserve (the "FRB") regulates dividends paid by the Company. As the subsidiary of a savings and loan association holding company, Carver Federal must file a notice or an application (depending on the proposed dividend amount) with the OCC (and a notice with the FRB) prior to the declaration of each capital distribution. The OCC will disallow any proposed dividend that, among other reasons, would result in Carver Federal's failure to meet the OCC minimum capital requirements. Carver has suspended its regular quarterly cash dividend on its common stock.

At the Market Offering

During fiscal year 2022, the Company entered into a sales agreement with an agent to sell, from time to time, our common stock having an aggregate offering price of up to $20.0 million, in an "at the market offering." As of March 31, 2022, we had sold an aggregate of 397,367 shares of our common stock pursuant to the terms of such sales agreement, for aggregate gross proceeds of approximately $3.1 million. Aggregate net proceeds received were approximately $3.0 million, after deducting expenses and commissions paid to the placement agent. There were no additional offerings during fiscal years 2023 and 2024.

Formal Agreement

On January 18, 2023, the OCC notified the Bank that the Formal Agreement between the Bank and the OCC dated May 24, 2016 (the "Formal Agreement") was terminated, effective immediately. The formal agreement required the Bank to reduce its concentration of commercial real estate and required that the Bank undertake several actions to improve compliance matters and overall profitability. As a result of active participation and cooperation of management and the Board of Directors of the Bank and the Company, the issues that led to the formal agreement were successfully resolved, resulting in the OCC's termination of the agreement.

The Individual Minimum Capital Ratio letter issued by the OCC, which requires the Bank to maintain minimum regulatory capital levels of 9% for its Tier 1 leverage ratio and 12% for its total risk-based capital ratio, remains in effect, as do the Company's resolutions requiring, among other things, written approval from the Federal Reserve Bank of Philadelphia prior to the declaration or payment of dividends, any increase in debt by the Company, or the redemption of Company common stock.

Human Capital Resources

At March 31, 2024, the Company had 113 employees, nearly all of whom are full-time and of which approximately 51% were female and 86% were minorities. The majority of our employees are based in New York. Our goal is to attract, develop, retain and plan for succession of key talent and executives to achieve strategic objectives. We are continually investing in our workforce to further emphasize diversity and inclusion and to foster our employees' growth and career development.

We offer a comprehensive benefits program to our employees and design our compensation programs to attract, retain and motivate employees, as well as to align with Company performance. None of the Company's employees are a member of a collective bargaining agreement and we consider our relations with our employees to be good.

We have implemented significant operating environmental changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with health and safety standards as required by federal, state and local government agencies, taking into consideration guidelines of the Centers for Disease Control and Prevention and other public health authorities. This includes implementing a hybrid working model where our employees work in the office 2 to 3 times a week, simultaneously, continuing to implement safety measures for employees while on-site.

The Company team members actively share their talents in their communities through volunteer activities in education, economic development, human and health services, and Community Reinvestment. Additionally, the Company's management team works with leaders of community organizations, community development organizations, and consumer financial educations organizations to identify the credit, investment, and service needs of its community.

Available Information

The Company makes available on or through its internet website, http://www.carverbank.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. Such reports are available free of charge and as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission ("SEC"). The SEC maintains an internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including the Company, at http://www.sec.gov.

In addition, certain other basic corporate documents, including the Company's Corporate Governance Principles, Code of Ethics, the charters of the Company's Finance and Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee and the date of the Company's annual meeting are posted on the Company's website. Printed copies of these documents are also available free of charge to any stockholder who requests them. Stockholders seeking additional information should contact the Corporate Secretary's office by mail at 1825 Park Avenue, New York, New York 10035 or by e-mail at corporatesecretary@carverbank.com. Information provided on the Company's website is not part of this annual report.

Lending Activities

General. Carver Federal's loan portfolio consists primarily of mortgage and business loans originated by the Bank's lending teams and secured primarily by commercial real estate including multifamily, mixed-use and owner-occupied properties and general UCC-1 filings on C&I loans against business assets. Substantially all of the Bank's mortgage loans are secured by properties located within the Bank's market area. From time to time, the Bank may participate or purchase loans that comply with the Bank's underwriting standards from other financial institutions or in contiguous market geographies to achieve loan growth and strategic objectives, as well as asset and geographical diversification.

In recent years, Carver Federal has focused on the origination of commercial real estate loans extended primarily to owner-occupied and mixed-use commercial loans, as well as multifamily transactions in a scaled manner. These loans generally have higher yields and shorter maturities than one-to-four family residential properties, and include prepayment penalties that the Bank collects if the loans pay in full prior to the contractual maturity. The Bank's increased emphasis remains on effective portfolio management and monitoring of the commercial real estate and multifamily mortgage loans relative to the level of credit risk inherent in this market segment. During fiscal year 2020, the Bank's recoveries on previously charged off loans exceeded its charge-offs to such an extent that additional provisions were not necessary. The provision recorded in fiscal year 2020 was primarily related to overdraft deposit charge-offs. During fiscal year 2021, Carver increased its qualitative factors and assessment criteria due to the ongoing pandemic. In fiscal year 2022, the Bank adjusted its qualitative factors and assessment criteria from high to medium based on improving economic factors, such as unemployment and overall increased activity due to less pandemic related restrictions. The increase in the qualitative reserves was related to the overall increase in our loan portfolio, partially offset by decreases in our quantitative reserve analysis as the rolling 20 quarter historical loss look back period improved for most of our loan categories. During fiscal year 2023, the Bank strengthened its qualitative factors and assessment criteria due to the economic climate in general and its impact on the New York City ("NYC") metropolitan area in which the Company operates. In spite of the strict analysis applied to our qualitative reserves, the Company's overall allowance declined moderately as the rolling 20 quarter loss look back period revealed little in recorded losses. The Company adopted CECL on April 1, 2023, which resulted in an increase of $0.7 million to the allowance for credit losses related to loans. Additionally, Carver Federal continually reviews the composition of its mortgage loan portfolio and underwriting standards to manage the risk in the portfolio.

Loan Portfolio Composition. Total loans receivable increased $25.0 million, or 4.2%, to $622.9 million at March 31, 2024, compared to $597.9 million at March 31, 2023. Carver Federal's total loans receivable as a percentage of total assets increased to 82.3% at March 31, 2024, compared to 82.7% at March 31, 2023.

The following is a summary of loans receivable, net of allowance for credit losses, as of:

$ in thousands	March 31, 2024 Amount	%	March 31, 2023 Amount	%	March 31, 2022 Amount	%	March 31, 2021 Amount	%	March 31, 2020 Amount	%
Gross loans receivable:										
One-to-four family	$ 82,787	13.3 %	$ 65,808	11.0 %	$ 69,297	12.0 %	$ 76,313	15.9 %	$105,532	24.8 %
Multifamily										
Owner occupied	11,078		11,894		7,687		6,599		6,747	
Nonowner occupied	166,125		167,223		153,113		96,985		82,494	
	177,203	28.4 %	179,117	30.0	160,800	27.9	103,584	21.6	89,241	21.0
Commercial real estate [1]	175,384	28.2 %	178,424	29.8	174,270	30.2	150,114	31.2	141,761	33.3
Construction	2,203	0.4 %	—	—	—	—	—	—	—	—
Business [2]	169,602	27.2 %	166,908	27.9	170,497	29.6	148,020	30.8	85,425	20.1
Consumer [3]	15,699	2.5 %	7,639	1.3	1,623	0.3	2,439	0.5	3,213	0.8
Total loans receivable	$622,878	100.0 %	$597,896	100.0 %	$576,487	100.0 %	$480,470	100.0 %	$425,172	100.0 %
Unamortized premiums, deferred costs and fees, net	—		—		3,017		3,079		3,560	
Allowance for credit losses	(5,871)		(5,229)		(5,624)		(5,140)		(4,946)	
Total loans receivable, net	$617,007		$592,667		$573,880		$478,409		$423,786	

[1] Consists of non-owner occupied commercial real estate loans.
[2] As of March 31, 2024, 2023, 2022, 2021 and 2020, business loans include $124.8 million, $118.0 million, $98.4 million, $56.6 million and $48.7 million, respectively, of owner occupied commercial real estate loans.
[3] Includes personal loans.

One-to-four Family Residential Lending. Carver Federal generally purchases first mortgage loans secured by one-to-four family properties that serve as the primary residence of the owner and non-qualified mortgages for one-to-four family residential loans. The Bank purchased $20.0 million and $4.0 million of one-to-four family residential loans during fiscal years 2024 and 2023, respectively. Approximately 35.3% of the one-to-four family residential mortgage loans maturing in greater than one year at March 31, 2024 were adjustable rate and approximately 64.7% were fixed-rate. One-to-four family residential real estate loans increased $17.0 million, or 25.8%, to $82.8 million at March 31, 2024, compared to $65.8 million at March 31, 2023.

Carver Federal's fixed-rate, one-to-four family residential mortgage loans are underwritten in accordance with applicable secondary market underwriting guidelines and requirements for sale. From time to time in the past, the Bank has sold such loans to Fannie Mae, the State of New York Mortgage Agency ("SONYMA") and other third parties. These loans are generally sold with limited recourse on a servicing retained basis except to SONYMA where the sale is made with servicing released. Carver Federal uses a servicing firm to sub-service mortgage loans, whether held in portfolio or sold with servicing retained. At March 31, 2024, the Bank, through its sub-servicer, serviced $11.4 million in loans for FNMA and $164 thousand for other third parties. The Bank has recorded $140 thousand in related mortgage servicing rights.

The retention of adjustable-rate loans in Carver Federal's portfolio helps reduce Carver Federal's exposure to increases in prevailing market interest rates. However, there are credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate loans may increase due to increases in interest costs to borrowers. Although adjustable-rate loans allow the Bank to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest rate sensitivity is limited by periodic and lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Bank's adjustable-rate loans will fully adjust to compensate for increases in the Bank's cost of funds.

Additionally, the Bank previously originated or purchased a limited amount of subprime loans (which are defined by the Bank as those loans where the borrowers have FICO scores of 660 or less at origination). At March 31, 2024, the Bank had $2.7 million in subprime loans, or 0.4% of its total loan portfolio, of which $684 thousand are non-performing loans. No subprime loans were purchased during fiscal year 2024.

Multifamily Real Estate Lending. Carver Federal originates and purchases recourse and non-recourse multifamily loans. There were no multifamily loan purchases during fiscal years 2024 and 2023. Multifamily property lending entails additional risks compared to one-to-four family residential lending. These loans are dependent on the successful operation of such buildings and can be significantly impacted by economic conditions, industry concentration, valuation of the underlying properties, lease terms, occupancy/vacancy rates, and changes in market demand for multifamily units. Carver Federal's multifamily real estate loan portfolio decreased $1.9 million, or 1.1%, to $177.2 million in fiscal 2024, or 28.4% of Carver Federal's total loan portfolio at March 31, 2024.

In making multifamily real estate loans, the Bank primarily considers the property's ability to generate net operating income sufficient to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and the Bank's lending experience with the owner/guarantor, when applicable. Carver Federal's multifamily real estate product guidelines generally require that the maximum loan-to-value ("LTV") at origination not exceed 70% based on the appraised value of the mortgaged property, and a debt service coverage ratio at origination of at least 1.30, which requires the properties to generate cash flow after expenses and allowances in excess of the principal and interest payment. The Bank originates and purchases multifamily real estate loans, which are predominantly fixed rate for the first five years, then adjusts for the second five years, if applicable. These loans generally amortize on the basis of a 15-, 20-, 25-, or 30-year period and require a balloon payment after the first five years, or the borrower may have an option to extend the loan for additional periods. The Bank occasionally originates fixed rate loans with greater than five year terms on a limited basis. Personal guarantees may be obtained for additional comfort and support to these transactions.

To help ensure continued collateral protection and asset quality for the term of multifamily real estate loans, Carver Federal employs a risk rating system for its loans. All commercial loans, including multifamily real estate loans, are risk rated internally at the time of origination. Management continually monitors all commercial loans in order to update risk ratings when necessary (see "Asset Classification and Allowance for Credit Losses" for additional information on asset classification and risk ratings). In addition, to assist with ensuring that the Bank remains consistent with its established procedures and practices, and is effectively evaluating and monitoring changes in the credit profile of the borrower and the underlying collateral, an independent consulting firm reviews, evaluates and prepares a written report for a sample of our commercial loan relationships. Accordingly, on a triannual basis, the independent loan review company i) reviews 70% to 75% of the average commercial loan portfolio, ii) this includes all new and renewed loans greater than $100,000, and iii) all criticized and classified loans. Summary reports documenting the loan reviews are then reviewed by management for changes in the credit profile of individual borrowers and the portfolio as a whole, and regularly presented to Senior Management and the Bank's Asset Liability and Interest Rate Risk Committee for risk assessment and monitoring.

Commercial Real Estate Lending. Commercial real estate ("CRE") lending consists predominantly of originating loans for the purpose of purchasing or refinancing office, mixed-use properties, retail and church buildings in the Bank's market area. Mixed-use loans are secured by properties that are intended for both commercial and residential use, but predominantly commercial, and are classified as CRE. There were no commercial real estate loan purchases during fiscal year 2024. The Bank purchased $5.8 million of commercial real estate loans during fiscal year 2023. At March 31, 2024, Carver Federal's CRE loan portfolio decreased $3.0 million, or 1.7%, to $175.4 million, or 28.2% of the Bank's total loan portfolio.

The following table provides details of the Bank's commercial real estate loans by major industry type at March 31, 2024:

	March 31, 2024	
$ in thousands	**Amount**	**%**
Real Estate and Rental and Leasing	$ 66,571	38.0 %
General Commercial	103,117	58.8 %
Religious	5,125	2.9 %
Other	571	0.3 %
	$ 175,384	100.0 %

Although Carver Federal has had a favorable loss track record associated with CRE loans, these loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions and the complexities involved in valuing the underlying collateral. In addition, such loans typically involve larger loan balances to single borrowers or groups of related borrowers and the payment experience is dependent on the successful operation of the commercial and/or mixed-use properties or larger overall structure. In originating CRE loans, the Bank primarily considers the ability of the net operating income generated by the real estate to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and the Bank's lending experience with the borrower. Carver Federal's maximum LTV ratio on CRE loans at origination is generally 70% based on the latest appraised fair market value of the mortgaged property and the Bank generally requires a debt service coverage ratio at origination of at least 1.30. The Bank also requires the assignment of rents of all tenants' leases in the mortgaged property and personal guarantees may be obtained for additional security from these borrowers.

The Bank normally offers 5-year terms for our commercial mortgages. At times, we can offer greater than 5 years for terms of up to 15 years and amortization schedules up to 25 years; however, the interest rate generally resets every 5 years. Interest rates currently offered by the Bank are adjusted at the beginning of each adjustment period and are mostly based upon a fixed spread above the FHLB-NY corresponding regular advance rate.

Historically, Carver Federal has been a New York City metropolitan area leader in the origination of loans to churches. At March 31, 2024, there were 30 loans to churches totaling $33.4 million, or 5.4% of the Bank's loan portfolio. These loans typically have five-, seven-, or ten-year terms with 15-, 20- or 25-year amortization periods, a balloon payment due at the end of the term and generally have no greater than a 70% LTV ratio at origination. The Bank has also provided construction financing for churches in the past, and would have generally provided permanent financing upon completion of construction.

Loans secured by real estate owned by faith-based organizations generally are larger and involve greater risks than one-to-four family residential mortgage loans and standard commercial real estate transactions. Because payments on loans secured by such properties are often dependent on voluntary contributions by members of the church's congregation, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. The Bank seeks to minimize these risks in a variety of ways, including reviewing the organization's financial condition, limiting the size of such loans and establishing the quality of the collateral securing such loans. The Bank determines the appropriate amount and type of security for such loans based in part upon the governance structure of the particular organization, the length of time the church has been established in the community and a cash flow analysis to determine the church's ability to service the proposed loan. Carver Federal will obtain a first mortgage on the underlying real property and often requires personal guarantees of key members of the congregation and/or key person life insurance that generally includes the pastor at a minimum, depending on the church make-up. The Bank may also require the church to obtain key person life insurance on specific members of the church's leadership. While asset quality in the church loan category historically has been one of the strongest asset classes, recent economic conditions have produced higher delinquencies in this portfolio during the early stages of the pandemic, but have since normalized or leveled off. While management believes that Carver Federal will remain a leading lender to churches in its market area, Carver Federal will continue to conduct disciplined underwriting and maintain focused portfolio management.

Construction Lending. Carver Federal has historically originated or participated in construction loans for new construction and renovation of multifamily buildings, residential developments, community service facilities, churches, and affordable housing programs. The loans provide for disbursement in stages as construction is completed. The Bank's construction loan portfolio totaled $2.2 million, or 0.4% of the total loan portfolio at March 31, 2024.

Construction loans generally present an increased level of risk from the effect of general economic conditions and uncertainties surrounding construction costs. Borrowers must satisfy all credit requirements that apply to the Bank's permanent mortgage loan financing for the mortgaged property. Carver Federal has additional criteria for construction loans including an engineer's plan and periodic cost reviews on all construction budgets and monitoring.

Business Loans. Carver Federal's small business (Commercial and Industrial, or "C&I") lending portfolio increased $2.7 million to $169.6 million, comprising 27.2% of the Bank's total loan portfolio as of March 31, 2024. This includes $268 thousand of PPP loans at March 31, 2024. The Bank purchased $0.3 million and $0.6 million business loans during fiscal years 2024 and 2023, respectively. Carver Federal originates and purchases business and SBA loans, placing particular focus on organic loan growth through the financing of local entrepreneurs and organizations located in its primary market area and surrounding areas. Carver Federal provides revolving credit, working capital and term loan facilities to small businesses with annual sales of approximately $1 million to $25 million in various business segments, including educational, health care, personal services, light industrial, wholesale and trade contractors generally through select programs and others including Required Capital Partner Loans in conjunction with Deloitte and leverage loans through Banc Alliance. Business loans are typically personally guaranteed by the owners outside of syndicated transactions/participations and may also be secured by additional collateral, including real estate, equipment, accounts receivable and inventory. SBA loans are guaranteed by the U.S. government based on the percentage of each individual program.

Consumer and Other Loans. At March 31, 2024, the Bank had $15.7 million in consumer and other loans, or 2.5%, of the Bank's loan portfolio. This includes $0.8 million of student loans to medical students enrolled in several Caribbean schools purchased in fiscal 2017. During fiscal year 2024, the Bank purchased $11.3 million consumer loans through strategic partnerships with Bankers Healthcare Group, LLC and Upstart Holdings, Inc.

Consumer loans are typically unsecured and more susceptible to declining economic conditions. Collection of a delinquent loan is dependent on the borrower's continuing financial stability and is more likely to be adversely affected by changes in employment, marital status, health and other personal financial factors. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered. These loans may also give rise to claims and defenses by a borrower against Carver Federal, including defenses against any applicable underlying collateral. In underwriting unsecured consumer loans other than secured credit cards, Carver Federal considers the borrower's credit history, an analysis of the borrower's income, expenses and ability to repay the loan. In the instances of underwriting for secured credit cards, the Bank generally only takes the value of the underlying collateral into consideration. See "Asset Quality-Non-performing Assets."

Loan Processing. Carver Federal's loan originations are derived from a number of sources, including referrals by realtors, builders, depositors, borrowers and mortgage brokers, as well as walk-in and dial-in customers. Loans are originated by the Bank's personnel who receive a base salary, commissions and other incentive compensation. Real estate, business and unsecured loan applications are forwarded to the Bank's Lending Department for processing, and to the Credit Group for underwriting pursuant to standards established in Carver Federal's Loan Policy. The underwriting and loan processing for one-to-four family residential loans are performed by an outsourced third party loan originator using lending standards established by the Bank.

A commercial real estate loan application is completed for all multifamily and non-residential income producing properties that the Bank finances. Prior to loan approval, the property is inspected by a loan officer. As part of the loan approval process, consideration is given to an independent appraisal, location, accessibility, stability of the neighborhood, environmental assessment, personal credit history and the financial capacity of the applicant(s).

Upon receipt of a completed loan application from a prospective borrower, a credit report and other verifications are ordered to confirm specific information relating to the loan applicant's income and credit standing. It is the Bank's policy to obtain an appraisal of the real estate intended to secure a proposed mortgage loan from an independent appraiser approved by the Bank, along with applicable appraisal reviews.

It is Carver Federal's policy to record a lien on the real estate securing the loan and to obtain a title insurance policy that insures that the property is free of prior encumbrances. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in a flood zone or plain as designated by the Department of Housing and Urban Development, obtain flood insurance. Most borrowers are also required to make payments on a monthly basis, which can include principal and interest, along with mortgage payment escrows from which the Bank makes disbursements for items such as real estate taxes and hazard insurance. Written confirmation of the guarantee, as applicable, for SBA loans and evidence of the UCC filing is also required.

Business loan applications are completed for all business loans. Most business loans are secured by Uniform Commercial Code ("UCC") lien filings and in some cases, other collateral enhancements that can include real estate, marketable securities, along with personal guarantees, and/or guarantees by the United States Small Business Administration ("SBA"), as applicable. The loan approval process considers the credit history of the applicant, collateral, cash flow and purpose and stability of the business.

Loan Approval. Except for real estate and business loans in excess of $6.0 million, mortgage and business loan approval authority has been delegated by the Bank's Board of Directors to the Board's Asset Liability and Interest Rate Risk Committee. The Asset Liability and Interest Rate Risk Committee has delegated loan approval up to $1.0 million (dual authority) to the Bank's Chief Lending Officer ("CLO") and Chief Credit Officer ("CCO"), and to the Management Loan Committee, which consists of certain members of executive management, loan approval authority from $1.0 million to $2.0 million for real estate and business loans. Real estate and business loans from $2.0 million to $6.0 million must be approved by the Asset Liability and Interest Rate Risk Committee, and loans greater than $6.0 million must be approved by the full Board. Purchased loans are subject to the same approval process as originated loans. One-to-four family mortgage loans that conform to FNMA, Federal Housing Administration and Federal Home Loan Mortgage Corporation ("FHLMC") standards and limits may be approved by the outsourced third party loan originator.

Loans-to-One-Borrower. Under the loans-to-one-borrower limits of the OCC, with certain limited exceptions, loans and extensions of credit to a single or related group of borrowers outstanding at one time generally may not exceed 15% of the capital and surplus of a savings bank. The Bank includes all outstanding debt and any unfunded commitments under contractually binding commitments for purposes of its legal limit calculation. See "Regulation and Supervision-Federal Banking Regulation-Loans-to-One-Borrower Limitations." At March 31, 2024, the maximum loans-to-one-borrower under this test was $11.0 million and the Bank had no relationships that exceeded this limit.

Loan Originations and Purchases. Loan originations were $61.7 million in fiscal 2024 compared to $111.9 million in fiscal 2023. There were $31.5 million loan purchases during fiscal 2024 and $14.3 million purchases in fiscal 2023.

The following table sets forth certain information with respect to Carver Federal's loan originations and advances, purchases and sales for the fiscal years ended March 31:

$ in thousands	2024 Amount	Percent	2023 Amount	Percent	2022 Amount	Percent
Loans Originated:						
One-to-four family	$ 2,256	2.4 %	$ —	— %	$ —	— %
Multifamily	4,980	5.3 %	43,023	34.1 %	42,237	20.8 %
Commercial real estate	37,482	40.2 %	53,643	42.5 %	79,403	39.4 %
Construction	2,981	3.2 %	—	— %	—	— %
Business	13,399	14.4 %	12,075	9.6 %	29,391	14.6 %
Consumer [1]	587	0.6 %	3,136	2.5 %	508	0.3 %
Total loans originated	61,685	66.2 %	111,877	88.7 %	151,539	75.1 %
Loans purchased						
One-to-four family	19,998	21.5 %	3,960	3.1 %	11,278	5.6 %
Multifamily	—	— %	—	— %	15,122	7.5 %
Commercial real estate	—	— %	5,804	4.6 %	18,193	9.0 %
Business	267	0.3 %	613	0.5 %	5,551	2.8 %
Consumer	11,261	12.1 %	3,912	3.1 %		— %
Total loans purchased	31,526	33.8 %	14,289	11.3 %	50,144	24.9 %
Total loans originated and purchased	93,211	100.0 %	126,166	100.0 %	201,683	100.0 %
Loans sold/participated [2]	(289)		(5,608)		(6,080)	
Net additions to loan portfolio	$ 92,922		$ 120,558		$ 195,603	

[1] Comprised of personal loans.
[2] Comprised of business, commercial real estate and multifamily loans.

Loans purchased by the Bank entail certain risks not necessarily associated with loans the Bank originates. The Bank's purchased loans are generally acquired without recourse to the seller, with certain exceptions related to the seller's compliance with representations and warranties, and in accordance with the Bank's underwriting criteria for originations. In addition, purchased loans have a variety of terms, including maturities, interest rate caps and indices for adjustment of interest rates, that may differ from those offered at that time by the Bank. The Bank initially seeks to purchase loans in its market area. However, the Bank may purchase loans secured by property outside its market area to meet its financial objectives. The market areas in which the properties that secure the purchased loans are located may differ from Carver Federal's market area and may be subject to economic and real estate market conditions that may significantly differ from those experienced in Carver Federal's market area. There can be no assurance that economic conditions in these out-of-state markets will not deteriorate in the future, resulting in increased loan delinquencies and loan losses among the loans secured by property in these areas.

In an effort to reduce risks, the Bank has sought to ensure that purchased loans satisfy the Bank's underwriting standards and do not otherwise have a higher risk of collection or loss than loans originated by the Bank. A review of each loan is conducted prior to purchase, and the Bank also requires appropriate documentation and further seeks to reduce its risk by requiring, in each buy/sell agreement, a series of warranties and representations as to the underwriting standards and the enforceability of the related legal documents. These warranties and representations remain in effect for the life of the loan. Any misrepresentation must be cured within 90 days of discovery or trigger certain repurchase provisions in the buy/sell agreement.

Loan Maturity Schedule. The following table sets forth information at March 31, 2024 regarding the amount of loans maturing in Carver Federal's portfolio, including scheduled repayments of principal, based on contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The table below does not include any estimate of prepayments, which significantly shorten the average life of all mortgage loans and may cause Carver Federal's actual repayment experience to differ significantly from that shown below:

Loan Maturities

$ in thousands	<1 Yr.		1-5 Yrs.		5-15 Yrs		15+ Yrs.		Total	
One-to-four family	$	1	$	1,082	$	12,254	$	69,449	$	82,786
Multifamily		12,427		37,367		115,593		11,815		177,202
Commercial real estate		23,341		36,100		105,849		10,097		175,387
Construction		—		2,203		—		—		2,203
Business		13,122		30,571		118,270		7,639		169,602
Consumer		783		11,296		3,620		—		15,699
Total	$	49,674	$	118,619	$	355,586	$	99,000	$	622,879

The following table sets forth as of March 31, 2024, amounts in each loan category that are contractually due after March 31, 2025 and whether such loans have fixed or adjustable interest rates. Scheduled contractual principal repayments of loans do not necessarily reflect the actual lives of such assets. The average life of long-term loans is substantially less than their contractual terms due to prepayments. In addition, due-on-sale clauses in mortgage loans generally give Carver Federal the right to declare a conventional loan due and payable in the event, among other things, that a borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan market rates are higher than rates on existing mortgage loans and tends to decrease when current mortgage loan market rates are lower than rates on existing mortgage loans:

	Due After March 31, 2025					
$ in thousands	Fixed		Adjustable		Total	
One-to-four family	$	53,522	$	29,263	$	82,785
Multifamily		39,969		124,806		164,775
Commercial real estate		37,226		114,821		152,047
Construction		—		2,203		2,203
Business		30,586		125,894		156,480
Consumer		14,917		—		14,917
Total	$	176,220	$	396,987	$	573,207

Asset Quality

General. One of the Bank's key operating objectives continues to be to maintain a high level of asset quality. Through a variety of strategies, including, but not limited to, monitoring loan delinquencies and borrower workout arrangements, the Bank has been proactive in addressing problem loans and non-performing assets.

The underlying credit quality of the Bank's loan portfolio is dependent primarily on each borrower's ability to continue to make required loan payments and, in the event a borrower is unable to continue to do so, the adequacy of the value of the collateral securing the loan. For non-owner occupied non-residential real estate and multifamily real estate loans, the borrower's ability to pay typically is dependent on rental income, which can be impacted primarily by vacancies and general market conditions. For owner-occupied one-to-four family loans, a borrowers' ability to pay typically is dependent primarily on employment and other sources of income. For owner occupied non-residential real estate, a borrower's ability to pay typically is dependent primarily on the success of the borrower's business. For all of the Bank's loans, a borrower's ability to pay is also impacted by general economic and other factors, such as unanticipated expenditures or changes in the financial markets. Collateral values, particularly real estate values, are also impacted by a variety of factors, including general economic conditions, demographics, maintenance and collection or foreclosure delays.

Non-performing Assets. Non-performing assets consist of nonaccrual loans, loans held-for-sale, and property acquired in settlement of loans (OREO), including foreclosure. When a borrower fails to make a payment on a loan, the Bank and/or its loan servicers take prompt steps to have the delinquency cured and the loan restored to current status. This includes a series of actions such as phone calls, letters, customer visits and, if necessary, legal action. In the event the loan has a guarantee, the Bank may seek to recover on the guarantee, including, where applicable, from the Small Business Administration ("SBA"). Loans that remain delinquent are reviewed for reserve provisions and charge-off. The Bank's collection efforts continue after the loan is charged off, except when a determination is made that collection efforts have been exhausted or are not productive.

The Bank may from time to time agree to modify the contractual terms of a borrower's loan. In cases where such modifications represent a concession to a borrower experiencing financial difficulty, the loan is placed on nonaccrual status until the Bank determines that future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate performance according to the restructured terms for a period of at least six months. At March 31, 2024, modified loans to a borrower experiencing financial difficulty totaled $6.8 million, of which $5.7 million were classified as performing.

The following table sets forth information with respect to Carver Federal's non-performing assets, which includes nonaccrual loans, loans held-for-sale, and property acquired in settlement of loans as of March 31:

$ in thousands	2024	2023	2022	2021	2020
Loans accounted for on a nonaccrual basis [1]:					
Gross loans receivable:					
One-to-four family	$ 3,554	$ 4,001	$ 4,892	$ 3,524	$ 3,582
Multifamily	2,238	71	515	369	375
Commercial real estate	4,522	7,190	4,601	918	—
Business	1,417	998	1,448	2,290	2,797
Consumer	44	1	25	90	22
Total nonaccrual loans	11,775	12,261	11,481	7,191	6,776
Other non-performing assets [2]					
Real estate owned	52	60	60	60	120
Total other non-performing assets	52	60	60	60	120
Total non-performing assets [3]	$ 11,827	$ 12,321	$ 11,541	$ 7,251	$ 6,896
Nonaccrual loans to total loans	1.89 %	2.05 %	1.98 %	1.49 %	1.58 %
Non-performing loans to total loans	1.89 %	2.05 %	1.98 %	1.49 %	1.58 %
Non-performing assets to total assets	1.56 %	1.70 %	1.57 %	1.07 %	1.19 %

[1] Nonaccrual status denotes any loan where the delinquency exceeds 90 days past due, or in the opinion of management, the collection of contractual interest and/or principal is doubtful. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on assessment of the ability to collect on the loan.

[2] Other non-performing assets generally represent loans that the Bank is in the process of selling and has designated held-for-sale or property acquired by the Bank in settlement of loans less costs to sell (i.e. through foreclosure, repossession or as an in-substance foreclosure). These assets are recorded at the lower of their cost or fair value.

[3] Modified loans to borrowers experiencing financial difficulty that are performing in accordance with their modified terms for less than six months and those not performing in accordance with their modified terms are considered nonaccrual and are included in the nonaccrual category in the table above. Modified loans included in the nonaccrual category above totaled $1.1 million at 2024, $1.6 million at 2023, $1.7 million at 2022, $1.8 million at 2021, and $2.2 million at 2020. Modified loans that have performed in accordance with their modified terms for a period of at least six months are generally considered performing loans and are not presented in the table above. Performing modified loans were $5.7 million at 2024, $6.0 million at 2023, $5.2 million at 2022, $5.8 million at 2021, and $1.7 million at 2020.

At March 31, 2024, total non-performing assets decreased by $494 thousand, or 4.0%, to $11.8 million, compared to $12.3 million at March 31, 2023, as a result of a $486 thousand decrease in nonaccrual loans, year over year. Nonaccrual loans at March 31, 2024 consisted of ten one-to-four family, two multifamily, two commercial real estate, seven business, and one consumer loan. Management believes that there may be losses associated with certain delinquent loans in the future, but also notes that the amount of losses may be reduced by the value of properties securing these delinquent loans and the Bank's reserves. Other non-performing assets at year-end 2024 includes real estate owned assets consisting of one foreclosed residential property. At March 31, 2024, Carver had 9 loans secured by one-to-four family residential real estate properties in the process of foreclosure with a total outstanding balance of $2.7 million.

Although we believe that substantially all risk elements at March 31, 2024 have been disclosed, other factors, including economic conditions, may cause borrowers to be unable to comply with the contractual repayment terms on certain real estate and commercial loans. For additional information about certain factors that may affect the future performance of the Company's loan portfolio, please see "Item 1A - Risk Factors" and "Forward Looking Statements."

Asset Classification and Allowance for Credit Losses. Federal regulations and the Bank's policies require the classification of assets on the basis of credit quality on a quarterly basis. An asset is classified as "substandard" if it is determined to be inadequately protected by the current sound net worth and paying capacity of the obligor or of the current value of the collateral pledged, if any. An asset is classified as "doubtful" if it has all the weaknesses inherent in those classified as "substandard," with the added characteristic that full collection, based on current facts, conditions and values, is highly questionable and improbable. An asset is classified as "loss" if it is considered uncollectible with insignificant value, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" designation, described as assets that do not currently expose a savings institution to a sufficient degree of risk to warrant one of the above classifications but do possess credit deficiencies or potential weaknesses that deserve management's close attention.

The OCC, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for credit losses ("ACL"). The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of ACLs. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management analyze all significant factors that affect the ability to collect the portfolio in a reasonable manner; and that management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Management is responsible for determining the adequacy of the ACL and provisions for credit losses included in the consolidated financial statements. The evaluation process is undertaken on a quarterly basis, but may increase in frequency should conditions arise that would require management's prompt attention, such as business combinations and opportunities to dispose of non-performing and marginally performing loans by bulk sale or any development which may indicate an adverse trend. Although management believes that adequate general and specific reserve allowances have been established, actual losses are dependent upon future events and, as such, further additions to the level of general and specific allowances may become necessary. For additional information regarding Carver Federal's ACL policy, refer to Note 2 of Notes to Consolidated Financial Statements, "Summary of Significant Accounting Policies."

The Board has designated the Management Credit Review Committee for management to perform a review on a quarterly basis of the Bank's asset quality, determine and properly identify and monitor credit risk in the loan portfolio and determine that the Bank's ACL is proper and appropriate and submit their report to the Board for review. Carver Federal's methodology for establishing the ACL takes into consideration the measurement of expected credit losses based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Management estimates the reserves needed for each segment of the loan portfolio, including loans analyzed individually and loans analyzed on a pooled basis. Although management believes it uses the best information available to make determinations with respect to the ACL, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations, or if circumstances pertaining to individual loans change, or new information pertaining to individual loans or the loan portfolio is identified. The Bank has a centralized loan servicing structure that relies upon outside servicers, each of which generates a monthly report of delinquent loans. The Asset Liability and Interest Rate Risk Committees of the Board establish policy relating to internal classification of loans and also provide input to the Credit Review Committee in its review of classified assets. In originating loans, Carver Federal recognizes that credit losses will occur and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan.

It is management's policy to maintain a general allowance based on, among other things, regular reviews of delinquencies and loan portfolio quality, character and size, the Bank's and the industry's historical experience and current and forecasted economic conditions and certain qualitative factors. In addition, considerable uncertainty exists as to the future improvement or deterioration of the real estate market. See "Lending Activities-Loan Purchases and Originations." Loan losses are charged off against the allowance when management believes a loan balance is deemed as uncollectible. Management continues its collection efforts on previously charged-off balances and applies recoveries as additions to the ACL. Specific allowances are provided for impaired loans that have been identified and reviewed for individual analysis. Individual loans reviewed for impairment include all nonaccrual, substandard and doubtful criticized and classified loans, loans to borrowers experiencing financial difficulty and any other loans that the Chief Credit Officer deems appropriate for impairment analysis. A charge-off is recognized on collateral dependent loans when the estimated fair value of the property that collateralizes the impaired loan less costs to sell, if any, is less than the current loan exposure. The impairment for cash flow dependent loans is calculated using a discounted cash flow analysis of the amount of funds that the borrower will be able to repay based on the estimated payment structure.

At the date of foreclosure or other repossession, the Bank transfers the property to real estate acquired in settlement of loans, or other real estate owned ("OREO"), at fair value less estimated selling costs. Fair value is defined as the amount in cash or cash-equivalent value of other consideration that a real estate parcel would yield in a current sale between a willing buyer and a willing seller. Any amount of cost in excess of fair value is charged off against the ACL prior to the transfer of the property into OREO. Carver Federal records an allowance for estimated selling costs of the property immediately after foreclosure. Subsequent to taking possession of the property, management periodically evaluates the property and an allowance is established if the estimated fair value of the property, less estimated costs to sell, declines. If, upon ultimate disposition of the property, net sales proceeds exceed the net carrying value of the property, a gain on sale of real estate is recorded, providing the Bank did not provide financing for the sale.

The following table sets forth an analysis of Carver Federal's allowance for credit losses at and for the years ended March 31:

$ in thousands	**2024**	**2023**	**2022**	**2021**	**2020**
Beginning Balance	$ 5,229	$ 5,624	$ 5,140	$ 4,946	$ 4,646
Impact of CECL adoption	668	—	—	—	—
Less Charge-offs:					
One-to-four family	—	—	—	—	(12)
Multifamily	—	—	—	—	—
Commercial real estate	—	(586)	—	—	—
Business	(10)	—	—	(24)	(69)
Consumer and other	(160)	(141)	(257)	(54)	(102)
Total Charge-offs	$ (170)	$ (727)	$ (257)	$ (78)	$ (183)
Add Recoveries:					
One-to-four family	—	90	13	88	302
Multifamily	—	—	—	—	—
Commercial real estate	—	10	—	—	—
Business	55	127	102	278	160
Consumer and other	6	5	23	6	2
Total Recoveries	$ 61	$ 232	$ 138	$ 372	$ 464
Net recoveries (charge-offs)	(109)	(495)	(119)	294	281
Provision for (recovery of) losses					
One-to-four family	69	(105)	(340)	(85)	(509)
Multifamily	3	(5)	234	(131)	126
Commercial real estate	(95)	1,233	250	95	46
Construction	1	—	—	—	—
Business	(274)	(1,485)	540	34	146
Consumer and other	321	462	192	1	158
Unallocated	58	—	(273)	(14)	52
Total provision for (recovery of) losses	83	100	603	(100)	19
Ending balance	$ 5,871	$ 5,229	$ 5,624	$ 5,140	$ 4,946
Ratios:					
Net recoveries (charge-offs) to average loans outstanding:					
One-to-four family	— %	0.13 %	0.02 %	0.10 %	0.26 %
Multifamily	— %	— %	— %	— %	— %
Commercial real estate	— %	(0.33)%	— %	— %	— %
Business	0.03 %	0.08 %	0.06 %	0.23 %	0.10 %
Consumer and other	(1.25)%	(5.60)%	(11.55)%	(1.62)%	(2.68)%
Total loans	(0.02)%	(0.09)%	(0.02)%	0.06 %	0.07 %
Allowance to total loans	0.94 %	0.87 %	0.97 %	1.06 %	1.15 %
Allowance to nonaccrual loans	49.86 %	42.65 %	48.99 %	71.48 %	72.99 %

The following table allocates the allowance for credit losses by asset category at March 31:

$ in thousands	2024 Amount	2024 % of Total ACL	2023 Amount	2023 % of Total ALLL	2022 Amount	2022 % of Total ALLL	2021 Amount	2021 % of Total ALLL	2020 Amount	2020 % of Total ALLL
One-to-four family	$ 2,005	34.1 %	$ 716	13.7 %	$ 731	13.0 %	$ 1,058	20.6 %	$ 1,055	21.3 %
Multifamily	720	12.3 %	1,109	21.2 %	1,114	19.8 %	880	17.2 %	1,011	20.5 %
Commercial real estate	1,222	20.8 %	1,814	34.7 %	1,157	20.6 %	907	17.6 %	812	16.4 %
Construction	1	0.0 %	—	0.0 %	—	— %	—	— %	—	0.0 %
Business	1,415	24.1 %	1,139	21.8 %	2,497	44.4 %	1,855	36.1 %	1,567	31.7 %
Consumer and other	450	7.7 %	449	8.6 %	123	2.2 %	165	3.2 %	212	4.3 %
Unallocated	58	1.0 %	2	— %	2	0.0 %	275	5.4 %	289	5.8 %
Total Allowance	$ 5,871	100.0 %	$ 5,229	100.0 %	$ 5,624	100.0 %	$ 5,140	100.1 %	$ 4,946	100.0 %

The changes in the ACL by loan category was primarily due to the increase in one-to-four family and business loans during fiscal year 2024. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

Investment Activities

General. The Bank utilizes mortgage-backed and other investment securities in its asset/liability management strategy. In making investment decisions, the Bank considers, among other things, its yield and interest rate objectives, its interest rate and credit risk position and its liquidity and cash flow.

Generally, the investment policy of the Bank is to invest funds among categories of investments and maturities based upon the Bank's asset/liability management policies, investment quality, loan and deposit volume and collateral requirements, liquidity needs and performance objectives. Securities are classified into one of three categories: trading, held-to-maturity, and available-for-sale. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in earnings. Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. All other securities not classified as trading or held-to-maturity are classified as available-for-sale and reported at fair value with unrealized gains and losses included, on an after-tax basis, in a separate component of stockholders' equity. At March 31, 2024, the Bank had no securities classified as trading. At March 31, 2024, $48.0 million, or 96.0% of the Bank's mortgage-backed and other investment securities, were classified as available-for-sale. The remaining $2.0 million, or 4.0%, were classified as held-to-maturity.

The following table sets forth the amortized cost, fair value and weighted average yields of the Bank's investment portfolio at March 31, 2024, categorized by remaining period to contractual maturity:

$ in thousands	Due < 1 Year			Due 1 - 5 Years			Due 5 - 10 Years			Due after 10 Years		
	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield
Available-for-Sale:												
Mortgage-backed securities:												
Government National Mortgage Association	$ —	$ —	— %	$ —	$ —	— %	$ —	$ —	— %	$ 280	$ 283	3.56 %
Federal Home Loan Mortgage Corporation	—	—	— %	—	—	— %	—	—	— %	20,299	15,798	1.66 %
Federal National Mortgage Association	—	—	— %	—	—	— %	—	—	— %	10,975	8,636	1.61 %
Total mortgage-backed securities	—	—	— %	—	—	— %	—	—	— %	31,554	24,717	1.67 %
U.S. Government Agency Securities	—	—	— %	1,850	1,838	6.50 %	—	—	— %	4,369	4,356	6.47 %
Corporate Bonds	—	—	— %	—	—	— %	—	—	— %	5,266	3,063	2.61 %
Muni securities	—	—	— %	—	—		4,683	3,961	2.44 %	13,013	10,095	2.27 %
Total available-for-sale	$ —	$ —	— %	$ 1,850	$1,838	6.50 %	$ 4,683	$3,961	2.44 %	$ 54,202	$42,231	2.37 %
Held-to-Maturity:												
Mortgage-backed securities:												
Government National Mortgage Association	18	18	3.17 %	$ —	$ —	— %	$ —	$ —	— %	$ 274	$ 265	4.35 %
Federal National Mortgage Association	—	—	— %	1,440	1,360	2.68 %	243	229	2.33 %	33	33	— %
Total held-to-maturity	$ 18	$ 18	3.17 %	$ 1,440	$1,360	2.68 %	$ 243	$ 229	2.33 %	$ 307	$ 298	3.88 %

Mortgage-Backed Securities. The Bank has invested in mortgage-backed securities to help achieve its asset/liability management goals and collateral needs. Although mortgage-backed securities generally yield less than whole loans, they present substantially lower credit risk, are more liquid than individual mortgage loans and may be used to collateralize obligations of the Bank. Because Carver Federal receives regular payments of principal and interest from its mortgage-backed securities, these investments provide more consistent cash flows than investments in other debt securities, which generally only pay principal at maturity. Mortgage-backed securities also help the Bank meet certain definitional tests for favorable treatment under federal banking and tax laws. See "Regulation and Supervision-Federal Banking Regulation-Qualified Thrift Lender Test" and "Federal and State Taxation."

Mortgage-backed securities constituted 3.5% of total assets at March 31, 2024, compared to 4.1% at March 31, 2023. Carver Federal maintains a portfolio of mortgage-backed securities in the form of Government National Mortgage Association ("GNMA") pass-through certificates, FNMA mortgage-backed securities and FHLMC mortgage-backed securities. GNMA pass-through certificates are guaranteed as to the payment of principal and interest by the full faith and credit of the United States Government, while FNMA and FHLMC securities are each guaranteed by their respective agencies as to principal and interest. Mortgage-backed securities generally entitle Carver Federal to receive a pro-rata portion of the cash flows from an identified pool of mortgages. The cash flows from such pools are segmented and paid in accordance with a predetermined priority to various classes of securities issued by the entity. Carver Federal has also invested in pools of loans guaranteed as to principal and interest by the SBA.

The Bank seeks to manage interest rate risk by investing in adjustable-rate mortgage-backed securities, which at March 31, 2024, constituted $437 thousand, or 1.6%, of the mortgage-backed securities portfolio. Mortgage-backed securities, however, expose Carver Federal to certain unique risks. In a declining rate environment, accelerated prepayments of loans underlying these securities expose Carver Federal to the risk that it will be unable to obtain comparable yields upon reinvestment of the proceeds. In the event the mortgage-backed security has been funded with an interest-bearing liability with maturity comparable to the original estimated life of the mortgage-backed security, the Bank's interest rate spread could be adversely affected. Conversely, in a rising interest rate environment, the Bank may experience a lower than estimated rate of repayment on the underlying mortgages, effectively extending the estimated life of the mortgage-backed security and exposing the Bank to the risk that it may be required to fund the asset with a liability bearing a higher rate of interest. For additional information regarding Carver Federal's mortgage-backed securities portfolio and its maturities, refer to Note 3 of Notes to Consolidated Financial Statements, "Investment Securities."

Other Investment Securities. In addition to mortgage-backed securities, the Bank also invests in assets such as government and agency obligations, corporate bonds and mutual funds. Carver Federal is permitted under federal law to make certain investments, including investments in securities issued by various federal agencies and state and municipal governments, deposits at the FHLB-NY, certificates of deposit in federally insured institutions, certain bankers' acceptances and federal funds. The Bank may also invest, subject to certain limitations, in commercial paper having one of the two highest investment ratings of a nationally recognized credit rating agency, and certain other types of corporate debt securities and mutual funds (See Note 3 of Notes to Consolidated Financial Statements).

Other Earning Assets. Federal regulations require the Bank to maintain an investment in FHLB-NY stock and a sufficient amount of liquid assets which may be invested in cash and specified securities. For additional information, see "Regulation and Supervision-Federal Banking Regulation-Liquidity."

Securities Impairment. The Bank's available-for-sale securities portfolio is carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income (loss). Securities that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The fair values of securities in the Bank's portfolio are based on published or securities dealers' market values and are affected by changes in interest rates. The Bank conducts periodic reviews to identify and evaluate each investment that has an unrealized holding loss. For available-for-sale ("AFS") securities in an unrealized loss position, management determines whether the Company has the intent to sell the security, or will more likely than not be required to sell the security before the recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the ACL is written off and the amortized cost adjusted for that amount. If any incremental credit loss occurs, the amortized cost is adjusted further by the credit loss and recorded in earnings. For AFS securities that do not meet the above criteria, management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management may consider various factors including downgrades in the rating of the security by rating agencies, failure of the issuer to make scheduled interest or principal payments or adverse conditions specifically related to the security. If the decline in fair value is due to credit loss, the credit loss is recorded through ACL, limited by the amount that the fair value is less than the amortized cost basis. Management has reviewed the Bank's AFS portfolio at March 31, 2024 and believes that the unrealized losses are a direct result of the current rate environment and the Company has the ability and intent to hold the securities until maturity or the valuations recover. The Bank's held-to-maturity portfolio consists of mortgage-backed securities that are either fully guaranteed or issued by a government sponsored enterprise, which has a credit rating and perceived credit risk comparable to the U.S. government. As such, no allowance for credit losses on securities available-for-sale or held-to-maturity have been established as of March 31, 2024.

Sources of Funds

General. Deposits are the primary source of Carver Federal's funds for lending and other investment purposes. In addition to deposits, Carver Federal derives funds from loan principal repayments, loan and investment interest payments, maturing investments and fee income. Loan and mortgage-backed securities repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by prevailing market interest rates, pricing of deposits, competition and general economic conditions. Borrowed money may be used to supplement the Bank's available funds, and from time to time the Bank borrows funds from the FHLB-NY and has borrowed funds through trust preferred debt securities.

Deposits. Carver Federal attracts deposits from consumers, businesses, non-profit organizations and public entities through its seven branches principally from within its market area by offering a variety of deposit instruments, including passbook and statement accounts and certificates of deposit, which range in term from 6 months to five years. Deposit terms vary, principally on the basis of the minimum balance required, the length of time the funds must remain on deposit and the interest rate. Carver Federal also offers Individual Retirement Accounts. Carver Federal's policies are designed primarily to attract deposits from local residents and businesses through the Bank's branches. In fiscal year 2021 the Bank launched a program introducing new products and expanded its digital online account openings into nine states across the Northeast and in Washington D.C. Carver Federal also holds deposits from various governmental agencies or authorities and corporations.

Carver Federal utilizes brokered deposits as an additional funding source and to assist in the management of the Bank's interest rate risk. Carver Federal has obtained brokered certificates of deposit when the interest rate on these deposits is below the prevailing interest rate for non-brokered certificates of deposit with similar maturities in our market, or when obtaining them allowed us to extend the maturities of our deposits at favorable rates compared to borrowing funds with similar maturities, or when we are seeking to extend the maturities of our funding to assist in the management of our interest rate risk. Carver has obtained brokered deposits from a variety of brokerage firms. In addition, Carver has obtained brokered deposits through the

Depository Trust Company ("DTC"). This allows us to better manage the maturity of our deposits and our interest rate risk. Carver Federal has also utilized brokers to obtain money market account deposits. The rate we pay on brokered money market accounts is the same or below the rate we pay on non-brokered money market accounts. These accounts are similar to brokered certificates of deposit accounts in that we only maintain one account for the total deposit per broker, with the broker maintaining the detailed records of each depositor. As of March 31, 2024, Carver had a total of $60.0 million in brokered deposits, compared to $17.6 million as of March 31, 2023. The Bank secured $60.0 million in DTC brokered CDs during fiscal year 2024 to ensure the availability of sufficient liquidity for projected loan closings.

As of March 31, 2024, the Bank has $76.7 million of reciprocal deposits acquired through its participation in the Certificate of Deposit Account Registry Service ("CDARS"). The Bank's CDARS deposits totaled $84.4 million as of March 31, 2023. The CDARS network arranges for placement of Carver Federal's customer funds into certificate of deposit accounts issued by other CDARS member banks. The certificate of deposit accounts are in increments of less than the individual FDIC insurance limit amount, to ensure that both principal and interest are eligible for full FDIC deposit insurance. This allows the Bank to maintain its customer relationship while still providing its customers with FDIC insurance for the full amount of their deposits, up to $50 million per customer. In exchange, Carver Federal receives from other member banks their customers' deposits in like amounts. Depositors are allowed to withdraw funds early, with a penalty, from these accounts. Carver Federal may elect to participate in the program by making or receiving deposits without making or receiving a reciprocal deposit. As a result of the Dodd-Frank Act, the standard maximum deposit insurance amount is $250,000.

Deposit interest rates, maturities, service fees and withdrawal penalties on deposits are established based on the Bank's funds acquisition and liquidity requirements, the rates paid by the Bank's competitors, current market rates, the Bank's growth goals and applicable regulatory restrictions and requirements. For additional information regarding the Bank's deposit accounts and the related weighted average interest rates paid, and amount and maturities of certificates of deposit in specified weighted average interest rate categories, refer to Note 8 of the Notes to Consolidated Financial Statements, "Deposits."

Borrowed Funds. While deposits are the primary source of funds for Carver Federal's lending, investment and general operating activities, Carver Federal is authorized to use advances from the FHLB-NY and securities sold under agreements to repurchase ("Repos") from approved primary dealers to supplement its supply of funds and to meet deposit withdrawal requirements. The FHLB-NY functions as a central bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB system, Carver Federal is required to own stock in the FHLB-NY and is authorized to apply for advances. Advances are made pursuant to several different programs, each of which has its own interest rate and range of maturities. Advances from the FHLB-NY are secured by Carver Federal's stock in the FHLB-NY and a pledge of Carver Federal's mortgage loan and mortgage-backed and agency securities portfolios. The Bank takes into consideration the term of borrowed money with the repricing cycle of the mortgage loans on the balance sheet.

On September 17, 2003, Carver Statutory Trust I issued 13,000 shares, liquidation amount $1,000 per share, of floating rate capital securities. Gross proceeds from the sale of these trust preferred debt securities of $13.0 million, and proceeds from the sale of the trust's common securities of $0.4 million, were used to purchase approximately $13.4 million aggregate principal amount of the Company's floating rate junior subordinated debt securities due 2033. The trust preferred debt securities are redeemable at par quarterly at the option of the Company and have a mandatory redemption date of September 17, 2033. Cash distributions on the trust preferred debt securities are cumulative and payable at a floating rate per annum resetting quarterly with a margin of 3.05% over the three-month LIBOR. During the second quarter of fiscal year 2017, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through September 2016. Such payments were made in September 2016. Interest on the debentures had been deferred beginning with the December 2016 payment, per the terms of the agreement, which permit such deferral for up to twenty consecutive quarters, as the Company is prohibited from making payments without prior regulatory approval. During the fourth quarter of fiscal year 2021, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through June 2021. Full payment on the outstanding debenture interest was made on June 16, 2021. The Company deferred the September 17, 2021 interest payment, but has since had discussions with the Federal Reserve Bank of Philadelphia regarding future quarterly payments. A streamlined process has been developed for the Company to request regulatory approval to make debenture interest payments. On December 16, 2021, the Company paid the interest deferred from September 17, 2021 and the regular quarterly interest payment due on December 17, 2021. All quarterly payments subsequent to the June 2021 payment up to and including the June 2024 payment have been made. The interest rate was 8.6% at March 31, 2024.

While Carver has suspended its regular quarterly cash dividend on its common stock, in the future, Carver may rely on dividends from Carver Federal to pay cash dividends to its stockholders and to engage in share repurchase programs. In recent years, Carver has been successful in obtaining cash independently through its capital raising efforts, which may include cash from government grants or below market-rate loans. Under the prior Formal Agreement, the OCC regulated all capital distributions, including dividend payments, by Carver Federal to the Company, and the FRB regulates dividends paid by the

Company. As the subsidiary of a savings and loan association holding company, Carver Federal must file a notice or an application (depending on the proposed dividend amount) with the OCC (and a notice with the FRB) prior to the declaration of each capital distribution. The OCC will disallow any proposed dividend, for among other reasons, that would result in Carver Federal's failure to meet the OCC minimum capital requirements.

REGULATION AND SUPERVISION

Enforcement Actions

On May 24, 2016, the Bank entered into a formal agreement (the "Formal Agreement") with the OCC to undertake certain compliance-related and other actions. On January 18, 2023, the Bank was released from the Formal Agreement by the OCC as further described in the Company's Current Report on Form 8-K as filed with the SEC on January 23, 2023.

The OCC has established higher minimum capital requirements for the Bank. For further information with respect to the Individual Minimum Capital Ratios ("IMCR"), effective June 29, 2016, refer to "Capital and Liquidity - Carver Federal's Capital Position."

The Company continues to be subject to certain requirements pursuant to the Memorandum of Understanding dated October, 20, 2016 with the FRB. The Company is subject to the restrictions on golden parachute and indemnification payments, as set forth in 12 C.F.R. Part 359. Written approval of the Federal Reserve Bank is required prior to: (1) the declaration or payment of dividends by the Company to its stockholders, (2) the declaration or payment of dividends by the Bank to the Company, (3) any distributions of interest or principal by the Company on subordinated debentures or trust preferred securities, (4) any purchases or redemptions of the Company's stock and (5) the Company incurring, increasing or guaranteeing certain long-term debt outside the ordinary course of business. These limitations may affect our operations and financial performance.

General

The Bank is subject to extensive regulation, examination and supervision by its primary regulator, the OCC. The Bank's deposit accounts are insured up to applicable limits by the FDIC under the Deposit Insurance Fund. The Bank is a member of the FHLB-NY. The Bank must file reports with the OCC concerning its activities and financial condition, and it must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions. The Company, as a unitary savings and loan holding company, is subject to regulation, examination and supervision by the FRB and is required to file certain reports with, and otherwise comply with, the rules and regulations of the FRB and of the SEC under the federal securities laws. The OCC periodically performs safety and soundness examinations of the Bank and tests compliance with various regulatory requirements. The OCC has primary enforcement responsibility over federally chartered savings banks and has substantial discretion to impose enforcement action on an institution that fails to comply with applicable regulatory requirements, particularly with respect to its capital requirements. In addition, the FDIC has the authority to recommend to the Director of the OCC that enforcement action be taken with respect to a particular federally chartered savings bank and, if action is not taken by the Director, the FDIC has authority to take such action under certain circumstances.

The description of statutory provisions and regulations applicable to federally chartered savings banks and their holding companies and of tax matters set forth in this document does not purport to be a complete description of all such statutes and regulations and their effects on the Bank and the Company. Any change in such laws and regulations whether by the OCC, the FDIC, the FRB or through legislation could have a material adverse impact on the Bank and the Company and their operations and stockholders.

Capital and Liquidity

Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the OCC is authorized and, in some cases, required to take supervisory actions against undercapitalized savings banks. For this purpose, a savings bank would be placed in one of the following five categories based on the bank's regulatory capital: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized.

The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as a bank's capital decreases within the three undercapitalized categories. All banks are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the bank would be undercapitalized. Generally, a capital restoration plan must be filed with the OCC within 45 days of the date a bank receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In addition, various mandatory supervisory actions become immediately applicable to the institution, including restrictions on growth of assets and other forms of expansion.

Under OCC regulations, a federally chartered savings bank is treated as well-capitalized if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 8% or greater, its common equity Tier 1 capital ratio is 6.5% or greater, and its leverage ratio is 5% or greater, and it is not subject to any order or directive by the OCC to meet a specific capital level. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions as they deem necessary.

The Federal Deposit Insurance Corporation Improvement Act, or FDICIA, required that the OCC and other federal banking agencies revise their risk-based capital standards to ensure that the standards take into account interest rate risk ("IRR") concentration of risk and the risks of non-traditional activities. The OCC monitors the IRR of individual institutions through a variety of means, including an analysis of the change in net portfolio value ("NPV"). NPV is defined as the net present value of the expected future cash flows of an entity's assets and liabilities and, therefore, hypothetically represents the value of an institution's net worth. The OCC has also used this NPV analysis as part of its evaluation of certain applications or notices submitted by thrift institutions. In addition, OCC Bulletin 2010-1 provides guidance on the management of IRR and the responsibility of boards of directors in that area. The OCC, through its general oversight of the safety and soundness of savings associations, retains the right to impose minimum capital requirements on individual institutions to the extent the institution is not in compliance with certain written guidelines established by the OCC regarding NPV analysis.

Carver Federal's Capital Position. Federal regulations require depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8%, and a Tier 1 capital to total assets leverage ratio of 4%. Federal savings banks must also meet a tangible capital ratio of 1.5%.

For purposes of the regulatory capital requirements, a higher risk weight (150%) is assigned to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. Unrealized gains and losses on certain "available-for-sale" securities holdings are required to be included for purposes of calculating regulatory capital unless a one-time opt-out is exercised. Carver Federal has chosen to opt-out and, therefore, does not include accumulated other comprehensive income (AOCI) in its regulatory capital determinations. Additional constraints are also imposed on the inclusion in regulatory capital of certain mortgage-servicing assets, deferred tax assets and minority interests. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the OCC takes into consideration, not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions when deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

Legislation enacted in May 2018 required the federal banking agencies, including the OCC, to establish for qualifying institutions with assets of less than $10 billion a "community bank leverage ratio" that ranges between 8 to 10% of consolidated assets. Institutions with capital complying with the ratio and otherwise meeting the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. Such institutions are also considered "well-capitalized" for prompt corrective action purposes.

The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. Pursuant to federal legislation enacted in 2020, the community bank leverage ratio was temporarily lowered to 8% for 2020. Another rule was issued to increase the ratio to 8.5% for calendar year 2021 and to 9% thereafter. A qualifying bank may opt in and out of the community bank leverage ratio framework on its quarterly call report. A bank that ceases to meet any qualifying criteria is provided with a two-quarter grace period to comply with the community bank leverage ratio requirements or the general capital regulations by the federal regulators. As of March 31, 2023, the Bank has not opted into the alternative framework.

Carver Federal, as a matter of prudent management, targets as its goal the maintenance of capital ratios which exceed minimum requirements and are consistent with Carver Federal's risk profile. The IMCR established by the OCC on June 29,

2016, as a result of the previously described Formal Agreement, requires the Bank to maintain minimum regulatory capital levels of 9% for its Tier 1 leverage ratio and 12% for its total risk-based capital ratio. While the Formal Agreement was terminated on January 18, 2023, the IMCR remains in effect. At March 31, 2024, Carver Federal exceeded the capital regulatory requirements and its IMCR requirements with a common equity Tier 1 ratio of 12.00%, Tier 1 leverage ratio of 9.56%, total risk-based capital ratio of 12.98% and a Tier 1 risk-based capital ratio of 12.00%.

Limitation on Capital Distributions. There are various restrictions on a bank's ability to make capital distributions, including cash dividends, payments to repurchase or otherwise acquire its shares and other distributions charged against capital. A savings institution that is the subsidiary of a savings and loan holding company, such as the Bank, must file a notice with the FRB at least 30 days before making a capital distribution and receive the FRB's nonobjection. The Bank must also file an application or notice for prior approval with the OCC if the total amount of its capital distributions (including each proposed distribution), for the applicable calendar year would exceed the Bank's net income for that year plus the Bank's retained net income for the previous two years, if the Bank is not an "eligible savings association" as defined in OCC regulations or the capital distributions would violate a prohibition contained in any statute, regulation or agreement.

The Bank may be prohibited from making capital distributions and its application or notice disapproved if:

(1) the Bank would be undercapitalized following the distribution;

(2) the proposed capital distribution raises safety and soundness concerns; or

(3) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

Liquidity. The Bank maintains a liquidity policy to maintain sufficient liquidity to ensure its safe and sound operations. In the normal course of business, the levels of liquid assets during any given period are dependent on operating, investing and financing activities. Cash and due from banks, federal funds sold and repurchase agreements with maturities of three months or less are the Bank's most liquid assets. Management believes Carver Federal's short-term assets have sufficient liquidity to cover loan demand, potential fluctuations in deposit accounts and to meet other anticipated cash requirements, including interest payments on our subordinated debt securities.

Standards for Safety and Soundness

Standards for Safety and Soundness. The OCC has adopted guidelines prescribing safety and soundness standards. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. OCC regulations authorize the OCC to order an institution that has been given notice that it is not satisfying these safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement an accepted compliance plan, the OCC must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the "prompt corrective action" provisions of federal law. If an institution fails to comply with such an order, the OCC may seek to enforce such order in judicial proceedings and to impose civil money penalties.

In 2023, the OCC issued guidance along with the FDIC and FRB on risks banks may face from third party relationships (e.g. relationships under which the third party provides services to the bank). The guidance outlines the agencies' views on sound risk management principles related to third party relationships, including as related to the performance of adequate due diligence on the third party, appropriate documentation of the relationship, and performance of adequate oversight and auditing in order to the limit the risks to the bank.

Enforcement. The OCC has primary enforcement responsibility over the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

Other Supervision and Regulation

Activity Powers. The Bank derives its lending and investment powers from the Home Owners' Loan Act ("HOLA"), as amended, and federal regulations. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of debt securities and certain other assets. The Bank may also establish service corporations that may engage in certain activities not otherwise permissible for the Bank, including certain real estate equity investments and securities and insurance brokerage. The Bank's authority to invest in certain types of loans or other investments is limited by federal law. These investment powers are subject to various limitations, including (1) a prohibition against the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (2) a limit of 400% of an association's capital on the aggregate amount of loans secured by non-residential real estate property, (3) a limit of 20% of an association's assets on commercial loans, with the amount of commercial loans in excess of 10% of assets being limited to small business loans, (4) a limit of 35% of an association's assets on the aggregate amount of consumer loans and acquisitions of certain debt securities, (5) a limit of 5% of assets on non-conforming loans (certain loans in excess of the specific limitations of HOLA), and (6) a limit of the greater of 5% of assets or an association's capital on certain construction loans made for the purpose of financing what is or is expected to become residential property.

Loans-to-One Borrower Limitations. The Bank is generally subject to the same limits on loans-to-one borrower as a national bank. With specified exceptions, the Bank's total loans or extension of credit to a single borrower or group of related borrowers may not exceed 15% of the Bank's unimpaired capital and unimpaired surplus, which does not include accumulated other comprehensive income. The Bank currently complies with applicable loans-to-one borrower limitations. At March 31, 2024, the Bank's limit on loans-to-one borrower based on its unimpaired capital and surplus was $11.0 million.

Qualified Thrift Lender Test. Under HOLA, the Bank must comply with a Qualified Thrift Lender ("QTL") test. Under this test, the Bank is required to maintain at least 65% of its "portfolio assets" in certain "qualified thrift investments" on a monthly basis in at least nine months of the most recent twelve-month period. "Portfolio assets" means, in general, an association's total assets less the sum of (a) specified liquid assets up to 20% of total assets, (b) goodwill and other intangible assets and (c) the value of property used to conduct the Bank's business. "Qualified thrift investments" include various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities and consumer loans. If the Bank fails the QTL test, it must operate under certain restrictions on its activities. The Dodd-Frank Act made noncompliance potentially subject to agency enforcement action for violation of law. At March 31, 2024, the Bank maintained approximately 97% of its portfolio assets in qualified thrift investments. The Bank had also met the QTL test in each of the prior 12 months and was, therefore, a qualified thrift lender.

Branching. Subject to certain limitations, federal law permits the Bank to establish branches in any state of the United States. The authority for the Bank to establish an interstate branch network would facilitate a geographic diversification of the Bank's activities. This authority under federal law and regulations preempts any state law purporting to regulate branching by federal savings associations.

Community Reinvestment Act ("CRA") Under the CRA, as amended, and implemented by OCC regulations, the Bank has a continuing and affirmative obligation to help meet the credit needs of its entire community, including those in low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for the Bank nor does it limit the Bank's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does, however, require the primary regulator, in connection with its examination of the Bank, to assess the Bank's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the Bank.

While CRA modernization is underway, scheduled for full implementation by 2026, the current evaluation system focuses on three tests:

(1) a lending test, to evaluate the institution's record of making loans in its assessment areas;

(2) an investment test, to evaluate the institution's record of investing in community development projects, affordable housing and programs benefiting low or moderate income individuals and businesses; and

(3) a service test, to evaluate the institution's delivery of banking services through its branches, ATM centers and other offices.

The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank received an "Outstanding" CRA rating in its most recent examination conducted in March 2022.

Regulations require that Carver Federal publicly disclose certain agreements that are in fulfillment of the CRA. The Bank has no such agreements in place at this time.

On October 24, 2023, the OCC and the other federal banking agencies issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an "intermediate bank." The agencies will evaluate intermediate banks under the Retail Lending Test and either the current community development test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the bank's option, the Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027.

Transactions with Related Parties. The Bank's authority to engage in transactions with its "affiliates" is limited by federal regulations and by Sections 23A and 23B of the Federal Reserve Act. In general, these transactions must be on terms which are as favorable to the Bank as comparable transactions with non-affiliates. Additionally, certain types of these transactions are restricted to an aggregate percentage of the Bank's capital. Collateral in specified amounts must usually be provided by affiliates to receive loans from the Bank. In addition, OCC regulations prohibit a savings bank from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to its directors, executive officers, and 10% shareholders ("insiders"), as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions require that all loans or extensions of credit to insiders (a) be made on terms that are substantially the same as and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board. The aggregate amount of related party deposits was $1.0 million and there were no related party loans at March 31, 2024.

Assessment. The OCC charges assessments to recover the cost of examining savings associations and their affiliates. These assessments are based on three components: the size of the association, on which the basic assessment is based; the association's supervisory condition, which results in an additional assessment based on a percentage of the basic assessment for any savings institution with a composite rating of 3, 4, or 5 in its most recent safety and soundness examination; and the complexity of the association's operations, which results in an additional assessment based on a percentage of the basic assessment for any savings association that managed over $1 billion in trust assets, serviced for others loans aggregating more than $1 billion, or had certain off-balance sheet assets aggregating more than $1 billion. For fiscal 2024, Carver paid $121 thousand in regulatory assessments.

Insurance of Deposit Accounts

Under the FDIC's risk-based assessment system, institutions deemed less risky pay lower assessments. Assessments for institutions of less than $10 billion of assets are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The Dodd-Frank Act required the FDIC to revise its procedures to base assessments upon each insured institution's total assets less tangible equity instead of deposits. The current assessment range (inclusive of possible adjustments) for insured institutions of less than $10 billion of total assets is 2.5 basis points to 32 basis points.

The FDIC has authority to further increase insurance assessments and therefore management cannot predict what insurance assessment rates will be in the future. A significant increase in insurance premiums may have an adverse effect on the operating expenses and results of operations of the Bank. For fiscal 2024, Carver paid $596 thousand in FDIC insurance.

Anti-Money Laundering and Customer Identification

The Bank is subject to federal regulations implementing the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). The USA PATRIOT

Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act ("BSA"), Title III of the USA PATRIOT Act took measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the United States Commodity Exchange Act of 1936, as amended.

Title III of the USA PATRIOT Act and the related federal regulations imposed the following requirements with respect to financial institutions:

- Establish a Board approved policy and perform a risk assessment of BSA, Anti-Money Laundering and Office of Foreign Assets Control;

- Designate a qualified BSA officer;

- Establish an effective training program;

- Establish anti-money laundering programs;

- Establish a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time;

- Establish enhanced due diligence policies, procedures and controls designed to detect and report money laundering; and

- Prohibit correspondent accounts for foreign shell banks and compliance with record keeping obligations with respect to correspondent accounts of foreign banks

In addition, bank regulators were directed to consider a holding company's effectiveness in combating money laundering when ruling on certain corporate applications.

Federal Home Loan Bank System

The Bank is a member of the FHLB-NY, which is one of the eleven regional banks composing the FHLB System. Each regional bank provides a central credit facility primarily for its member institutions. The Bank, as a FHLB-NY member, is required to acquire and hold shares of capital stock in the FHLB-NY in specified amounts. The Bank was in compliance with this requirement with an investment in the capital stock of the FHLB-NY at March 31, 2024 of $2.0 million. Any advances from the FHLB-NY must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance.

FHLB-NY is required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of earnings that the FHLB-NY can pay as dividends to its members and could also result in the FHLB-NY imposing a higher rate of interest on advances to its members. If dividends were reduced, or interest on future FHLB-NY advances increased, the Bank's net interest income would be adversely affected. Dividends from FHLB-NY to the Bank amounted to $154 thousand and $73 thousand for fiscal years 2024 and 2023, respectively. The dividend rate paid on FHLB-NY stock at March 31, 2024 was 9.50%.

Privacy and Cybersecurity

Carver Federal is subject to OCC regulations implementing the privacy protection provisions of federal law. These regulations require the Bank to disclose its privacy policy, including identifying with whom it shares "nonpublic personal information" to customers at the time of establishing the customer relationship and annually thereafter. The regulations also require the Bank to provide its customers with initial and annual notices that accurately reflect its privacy policies and practices. In addition, to the extent its sharing of such information is not exempted, the Bank is required to provide its customers with the ability to opt-out of having the Bank share their nonpublic personal information with unaffiliated third parties before they can disclose such information, subject to certain exceptions.

The Bank is subject to regulatory guidelines establishing standards for safeguarding customer information. These regulations implement certain provisions of the Gramm-Leach-Bliley Act, as amended ("GLB"). The guidelines describe the agencies' expectations for the creation, implementation and maintenance of an information security program, which would include administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to insure the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer. The Bank has a policy to comply with the foregoing guidelines.

In November 2021, the federal bank regulatory agencies issued a final rule requiring banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours of determining that a "computer-security incident" that rises to the level of a "notification incident," as those terms are defined in the final rule, has occurred. A notification incident is a "computer-security incident" that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The final rule also requires bank service providers to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for four or more hours. The rule was effective April 1, 2022, with compliance required by May 1, 2022.

On July 26, 2023, the SEC issued a final rule that requires registrants, such as the Company, to (i) report material cybersecurity incidents on Form 8-K, (ii) include updated disclosure in Forms 10-K and 10-Q of previously disclosed cybersecurity incidents and disclose previously undisclosed individually immaterial incidents when a determination is made that they have become material on an aggregated basis, (iii) disclose cybersecurity policies and procedures and governance practices, including at the board and management levels in Form 10-K, and (iv) disclose the board of directors' cybersecurity expertise.

Holding Company Regulation

The Company is a savings and loan holding company regulated by the FRB. As such, the Company is registered with and subject to FRB examination and supervision, as well as certain reporting requirements. The FRB has enforcement authority over the Company and its subsidiaries. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings institution.

The GLB restricts the powers of new unitary savings and loan holding companies. Unitary savings and loan holding companies that are "grandfathered," i.e., unitary savings and loan holding companies in existence or with applications filed with the regulator on or before May 4, 1999, such as the Company, retain their authority under the prior law. All other unitary savings and loan holding companies are limited to financially related activities permissible for financial holding companies and certain other activities specified by FRB regulations. GLB also prohibits nonfinancial companies from acquiring grandfathered unitary savings and loan holding companies.

Restrictions Applicable to All Savings and Loan Holding Companies. Federal law prohibits a savings and loan holding company, including the Company, directly or indirectly, from acquiring:

(1)   control (as defined under the HOLA), of another savings institution (or a holding company parent) without prior FRB approval;

(2)   through merger, consolidation, or purchase of assets, another savings institution or a holding company thereof, or acquiring all or substantially all of the assets of such institution (or a holding company), without prior FRB approval; or

(3)   control of any depository institution not insured by the FDIC.

A savings and loan holding company may not acquire as a separate subsidiary an insured institution that has a principal office outside of the state where the principal office of its subsidiary institution is located, except:

(1)   in the case of certain emergency acquisitions approved by the FDIC;

(2)   if such holding company controls a savings institution subsidiary that operated a home or branch office in such additional state as of March 5, 1987; or

(3)   if the laws of the state in which the savings institution to be acquired is located specifically authorize a savings institution chartered by that state to be acquired by a savings institution chartered by the state where the acquiring savings institution or savings and loan holding company is located or by a holding company that controls such a state chartered association.

In evaluating applications by holding companies to acquire savings associations, the FRB must consider issues such as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

The FRB has promulgated consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to their subsidiary depository institutions, including a community bank leverage ratio alternative. However, holding companies with less than $3.0 billion of consolidated assets, such as the Company, are generally not subject to consolidated capital requirements unless otherwise advised by the FRB.

The FRB promulgated regulations implementing the "source of strength" policy that requires holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The FRB has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies that it has made applicable to savings and loan holding companies as well. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of dividends' previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also provides for regulatory consultation prior to a holding company redeeming or repurchasing regulatory capital instruments when the holding company is experiencing financial weaknesses or redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies could affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Federal Securities Laws

The Company is subject to the periodic reporting, proxy solicitation, tender offer, insider trading restrictions and other requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Delaware Corporation Law

The Company is incorporated under the laws of the State of Delaware. Thus, it is subject to regulation by the State of Delaware and the rights of its shareholders are governed by the General Corporation Law of the State of Delaware.

FEDERAL AND STATE TAXATION

Federal Taxation

General. The Company and the Bank currently file a consolidated federal income tax return on the basis of a taxable year ending March 31 using the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including in particular the Bank's tax reserve for bad debts. The Bank has a subsidiary which files a REIT tax return which reports its income for tax purposes on the basis of a taxable year ending December 31. The REIT does not join in the consolidated return and it pays tax on its undistributed taxable income. The REIT has and intends to continue to distribute its taxable income and therefore not pay tax at the REIT level. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company.

Distributions. To the extent that the Bank makes "non-dividend distributions" to shareholders, such distributions will be considered to result in distributions from the Bank's "base year reserve," i.e., its reserve as of March 31, 1988, to the extent thereof and then from its supplemental reserve for losses on loans, and an amount based on the amount distributed will be included in the Bank's taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. However, dividends paid out of the Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not constitute non-dividend distributions and, therefore, will not be included in the Bank's taxable income.

The amount of additional taxable income created from a non-dividend distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, approximately 1.2 times the non-dividend distribution would be includable in gross income for federal income tax purposes, assuming a 21% federal corporate income tax rate.

In December 2017, "The Tax Cuts and Jobs Act" was signed into law. At March 31, 2018, the Company made a reasonable estimate and recorded a remeasurement of the Company's net deferred income tax assets and liabilities based on the new reduced U.S. corporate income tax rate. The impact on the net deferred tax asset before valuation allowances was a reduction of $3.1 million, which was offset by a corresponding decrease in the valuation allowance of the same amount. The Company recorded a benefit of $0.3 million for alternative minimum tax credits which, under the new tax law, are refundable. As of March 31, 2022, the Company had a pending AMT credit refund of $143 thousand, related to the AMT credits, from its filed fiscal year 2020 federal tax return. The refund was received during fiscal year 2023.

State and Local Taxation

State of New York. The Bank and the Company (including the REIT) file tax returns on a combined basis and are subject to New York State franchise tax on their entire net income or one of several alternative bases, whichever results in the highest tax. "Entire net income" means federal taxable income with adjustments. If, however, the application of an alternative tax (based on capital allocated to New York or a fixed minimum fee) results in a greater tax, the alternative tax will be imposed. The Company was subject to tax based upon capital for New York State for fiscal 2024. In addition, New York State imposes a tax surcharge of 30% of the New York State Franchise Tax allocable to business activities carried on in the Metropolitan Commuter Transportation District. For fiscal 2024, the New York State franchise tax rate computed on capital was 0.1875%.

New York City. The Bank and the Company (including the REIT) file on a combined basis and are also subject to a similarly calculated New York City banking corporation tax on capital allocated to New York City. For fiscal 2024, the New York City banking corporation tax rate computed on capital is 0.15%.

Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

ITEM 1A.   RISK FACTORS.

The material risks that management believes affect the Company are described below. You should carefully consider the risks as described below, together with all of the information included herein. The risks described below are not the only risks the Company faces. Additional risks not presently known also may have a material adverse effect on the Company's results of operations and financial condition.

Risks Related to Lending Activities

Our loan portfolio exhibits a high degree of risk.

We have a significant amount of commercial real estate loans that have a higher risk of default and loss than single-family residential mortgage loans. Commercial real estate loans amount to $175.4 million, or 28.2% of our loan portfolio at March 31, 2024. Commercial real estate loans generally are considered to involve a higher degree of risk due to a variety of factors, including generally larger loan balances and loan terms which often do not require full amortization of the loan over its term and, instead, provide for a balloon payment at the stated maturity date. Repayment of commercial real estate loans generally is dependent on income being generated by the rental property or underlying business in amounts sufficient to cover operating expenses and debt service. Failure to adequately underwrite and monitor these loans may result in significant losses to Carver Federal.

The allowance for credit losses could be insufficient to cover Carver's actual loan losses.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If our assumptions are incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to the allowance would materially decrease net income.

In addition, the OCC periodically reviews the allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs. A material increase in the allowance for credit losses or loan charge-offs as required by the regulatory authorities would have a material adverse effect on the Company's financial condition and results of operations. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans and leases, identification of additional impaired loans and leases and other factors, both within and outside of our control. Additions to the allowance could have a negative impact on our results of operations.

Risks Related to Laws and Regulation and Their Enforcement

Any regulatory examination scrutiny or new regulatory requirements arising from the recent events in the banking industry could increase the Company's expenses and affect the Company's operations.

The Company anticipates increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations directed towards banks, designed to address the recent negative developments in the banking industry, all of which may increase the Company's costs of doing business and reduce its profitability. Among other things, there may be an increased focus by both regulators and investors on deposit composition and the level of uninsured deposits. As a result, the Bank could face increased scrutiny by regulators and the investor community.

Carver is subject to more stringent capital requirements, which may adversely impact the Company's return on equity, or constrain it from paying dividends or repurchasing shares.

Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management personnel if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. Regardless of the federal regulatory minimum requirements, Carver was issued an Individual Minimum Capital Ratio ("IMCR") letter by the OCC, which requires the Bank to maintain minimum regulatory capital levels of 9% for its Tier 1 leverage ratio and 12% for its total risk-based capital ratio. At March 31, 2024, the Bank's capital level exceeded the regulatory requirements and its IMCR requirements with a Tier 1 leverage ratio of 9.56%, Common Equity Tier 1 capital ratio of 12.00%, Tier 1 risk-based capital ratio of 12.00%, and a total risk-based capital ratio of 12.98%. The application of these capital requirements, including the higher IMCR requirements, could, among other things, result in lower returns on equity, result in regulatory actions if we are unable to comply with such requirements and could limit the Bank's ability to pay dividends to the Company.

There can be no assurance that our regulator will approve payment of our deferred interest on our outstanding trust preferred securities.

Carver is a unitary savings and loan association holding company regulated by the FRB and almost all of its operating assets are owned by Carver Federal. Carver relies, in part,on dividends from the Bank to pay cash dividends to its stockholders, and to engage in share repurchase programs. Under the prior Formal Agreement, the OCC regulated all capital distributions, including dividend payments, by the Bank to the Company, and the FRB regulates dividends paid by the Company. As the subsidiary of a savings and loan association holding company, Carver Federal must file a notice or an application (depending on the proposed dividend amount) with the OCC (and a notice with the FRB) prior to the declaration of each capital distribution. The OCC will disallow any proposed dividend, for among other reasons, that would result in the Bank's failure to meet the OCC minimum capital requirements. Carver has suspended its regular quarterly cash dividend on its common stock. There are no assurances that dividend payments to the Company will resume.

Debenture interest payments on the Carver Statutory Trust I capital securities had been deferred, which is permissible under the terms of the Indenture for up to twenty consecutive quarterly periods, as the Company was prohibited from making payments without prior approval from the Federal Reserve Bank. During the second quarter of fiscal year 2017, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through September 2016. Such payments were made in September 2016. Interest on the debentures had been deferred beginning with the December 2016 payment, per the terms of the agreement. During the fourth quarter of fiscal year 2021, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through June 2021. Full payment on the outstanding debenture interest was made on June 16, 2021. The Company deferred the September 17, 2021 interest payment, but has since had discussions with the Federal Reserve Bank of Philadelphia regarding future quarterly payments. A streamlined process has been developed for the Company to request regulatory approval to make the debenture interest payments. Quarterly interest payments are now current, up to and including the most recent one, which was due on March 18, 2024. However, there can be no assurance that our regulators will approve future payments on our outstanding trust preferred securities.

The Company and the Bank operate in a highly regulated industry, which limits the manner and scope of business activities.

Carver Federal is subject to extensive supervision, regulation and examination by the OCC, as the Bank's chartering authority and, to a lesser extent, by the FDIC, as insurer of its deposits. The Company is subject to extensive supervision, regulation and examination by the FRB, as regulator of the holding company. As a result, Carver Federal and the Company are limited in the manner in which Carver Federal and the Company conducts its business, undertakes new investments and activities and obtains financing. This regulatory structure is designed primarily for the protection of the deposit insurance funds and depositors, and not to benefit the Company's stockholders. This regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to capital levels, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. In addition, Carver Federal must comply with significant anti-money laundering and anti-terrorism laws. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws.

The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called "golden parachute" payments. It also provides that the listing standards of the national securities exchanges shall require listed companies to implement and disclose "clawback" policies mandating the recovery of incentive compensation paid to executive officers in connection with accounting restatements. The legislation also directs the FRB to promulgate rules prohibiting excessive compensation paid to bank holding company executives.

The Financial Accounting Standards Board, the SEC and other regulatory entities, periodically change the financial accounting and reporting guidance that governs the preparation of the Company's consolidated financial statements. These changes can be difficult to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply new or revised guidance retroactively.

Risks Related to the Economic Conditions

Negative developments affecting the banking industry, and resulting media coverage, have eroded customer confidence in the banking system.

The high-profile bank failures involving First Republic Bank, Silicon Valley Bank and Signature Bank have generated significant market volatility among publicly traded bank holding companies. These market developments have negatively impacted customer confidence in the safety and soundness of banks. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital and results of operations. While the Department of the Treasury, the Federal Reserve, and the FDIC have made statements ensuring that depositors of these failed banks would have access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in banks and the banking system more broadly.

Carver's results of operations are affected by economic conditions in the New York metropolitan area.

At March 31, 2024, a significant majority of the Bank's lending portfolio was concentrated in the New York metropolitan area. As a result of this geographic concentration, Carver's results of operations are largely dependent on economic conditions in this area. Decreases in real estate values could adversely affect the value of property used as collateral for loans to our borrowers. Adverse changes in the economy caused by inflation, recession, unemployment, state or local real estate laws and regulations or other factors beyond the Bank's control may also continue to have a negative effect on the ability of borrowers to make timely mortgage or business loan payments, which would have an adverse impact on earnings.

The soundness of other financial institutions could negatively affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Risks Related to Market Interest Rates

Changes in interest rates may adversely affect our profitability and financial condition.

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income. From an interest rate risk perspective, for many years the Company was asset sensitive, which indicated that assets were generally re-pricing faster than liabilities. For the past few years, Carver has been liability sensitive, which indicates that liabilities generally re-price faster than assets. In a rising rate environment, liability sensitivity is not preferable as it results in a reduction to our net interest margin.

In response to improving economic conditions, the Federal Open Market Committee ("FOMC") had slowly increased its federal funds rate target from a range of 0.00% - 0.25% that was in effect for several years to the target range of 2.25% - 2.50% that was in effect at March 31, 2019. However, as the result of the COVID-19 pandemic and the related adverse local and economic consequences, the target range was decreased to the range of 0.00% - 0.25% at March 31, 2020. Citing strong job gains, a falling unemployment rate and "elevated" inflation, the Federal Reserve approved the first interest rate hike in more than three years on March 16, 2022, increasing the target range to 0.25% - 0.50%. The Federal Reserve continued to increase rates to the current target range of 5.25% to 5.5%, the highest level it has been in 22 years.

Interest rates also affect how much money we lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. A rising rate environment can also negatively impact the Company if the higher debt service costs on adjustable-rate loans lead to borrowers' inability to pay contractual obligations. In addition, changes in interest rates can affect the average life of loans and securities. For example, a reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities in a declining rate environment.

Changes in market interest rates also impact the value of our interest-earning assets and interest-bearing liabilities. In particular, the unrealized gains and losses on securities available for sale are reported, net of taxes, as accumulated other comprehensive income which is a component of stockholders' equity. Consequently, declines in the fair value of these instruments resulting from changes in market interest rates may adversely affect stockholders' equity.

Rising interest rates have decreased the value of the Company's held-to-maturity securities portfolio, and the Company would realize losses if it were required to sell such securities to meet liquidity needs.

As a result of inflationary pressures and the resulting rapid increases in interest rates over the last year, the trading value of previously issued government and other fixed income securities has declined significantly. These securities make up a majority of the securities portfolio of most banks in the U.S., including a significant portion of the Company's, resulting in unrealized losses embedded in the U.S. banks' securities portfolios. While the Company does not currently intend to sell these securities, if the Company were required to sell such securities to meet liquidity needs, it may incur losses, which could impair the Company's capital, financial condition, and results of operations and require the Company to raise additional capital on unfavorable terms, thereby negatively impacting its profitability. While the Company has taken actions to maximize its funding sources, there is no guarantee that such actions will be successful or sufficient in the event of sudden liquidity needs. Furthermore, while the Federal Reserve Board has announced a Bank Term Funding Program available to eligible depository institutions secured by U.S. treasuries, agency debt and mortgage-backed securities, and other qualifying assets as collateral at par, to mitigate the risk of potential losses on the sale of such instruments, there is no guarantee that such programs will be effective in addressing liquidity needs as they arise.

Risks Related to the Bank's Operations

Failure to maintain effective systems of internal control over financial reporting and disclosure controls and procedures could have a material adverse effect on the Company's results of operation and financial condition.

Effective internal control over financial reporting and disclosure controls and procedures are necessary for the Company to provide reliable financial reports and effectively prevent fraud, and to operate successfully as a public company. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. As part of the Company's ongoing monitoring of internal controls, it may discover material weaknesses or significant deficiencies in its internal controls that require remediation. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company continually works on improving its internal controls. However, the Company cannot be certain that these measures will ensure that it implements and maintains adequate controls over its financial processes and reporting. Any failure to maintain effective controls or to timely implement any necessary improvement of the Company's internal control over financial reporting and disclosure controls and procedures could, among other things, result in losses from fraud or error, harm the Company's reputation, or cause investors to lose confidence in the Company's reported financial information, all of which could have a material adverse effect on the Company's results of operation and financial condition.

A lack of liquidity could adversely affect the Company's financial condition and results of operations.

Liquidity is essential to the Company's business. The Company relies on its ability to generate deposits and effectively manage the repayment of its liabilities to ensure that there is adequate liquidity to fund operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. The Company's most important source of funds is its deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk adjusted return, which are strongly influenced by such external factors as the direction of interest rates, local and national economic conditions and the availability and attractiveness of alternative investments. Further, the demand for deposits may be reduced due to a variety of factors such as current negative trends in the banking sector, the level of and/or composition of our uninsured deposits, demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the FRB or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, the Company would lose a relatively low-cost source of funds, which would increase its funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity. Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and/or loans, brokered deposits, borrowings from the FHLB of New York and/or FRB discount window, and unsecured borrowings. The Company also may borrow funds from third-party lenders, such as other financial institutions. The Company's access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable, could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of the Company's business activity as a result of a downturn in markets or by one or more adverse regulatory actions against the Company or the financial sector in general. Any decline in available funding could adversely impact the Company's ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition and results of operations.

Carver may not be able to utilize its income tax benefits.

The Company's ability to utilize the deferred tax asset generated by New Markets Tax Credit income tax benefits as well as other deferred tax assets depends on its ability to meet the NMTC compliance requirements and its ability to generate sufficient taxable income from operations in the future. Since the Bank has not generated sufficient taxable income to utilize tax credits as they were earned, a deferred tax asset has been recorded in the Company's financial statements. For additional information regarding Carver's NMTC, refer to Item 7, "Variable Interest Entities."

The future recognition of Carver's deferred tax asset is highly dependent upon Carver's ability to generate sufficient taxable income. A valuation allowance is required to be maintained for any deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. In assessing Carver's need for a valuation allowance, we rely upon estimates of future taxable income. Although we use the best available information to estimate future taxable income, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances influencing our projections. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory rates, and future taxable income levels. The Company determined that it would not be able to realize all of its net deferred tax assets in the future, as such a charge to income tax expense in the second quarter of fiscal 2011 was made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease in income tax expense in the period in which that determination was made.

On June 29, 2011, the Company raised $55 million of equity. The capital raise triggered a change in control under Section 382 of the Internal Revenue Code. Generally, Section 382 limits the utilization of an entity's net operating loss carry forwards, general business credits, and recognized built-in losses upon a change in ownership. The Company is subject to an annual limitation of approximately $0.9 million. The Company has a net deferred tax asset ("DTA") of approximately $28.3 million. Based on management's calculations, the Section 382 limitation has resulted in previous reductions of the deferred tax asset of $5.8 million. The Company also continues to maintain a valuation allowance for the remaining net deferred tax asset of $28.3 million. The Company is unable to determine how much, if any, of the remaining DTA will be utilized.

Risks associated with cyber-security could negatively affect our earnings.

The financial services industry has experienced an increase in both the number and severity of reported cyber attacks aimed at gaining unauthorized access to bank systems as a way to misappropriate assets and sensitive information, corrupt and destroy data, or cause operational disruptions.

We have established policies and procedures to prevent or limit the impact of security breaches, but such events may still occur or may not be adequately addressed if they do occur. Although we rely on security safeguards to secure our data, these safeguards may not fully protect our systems from compromises or breaches.

We also rely on the integrity and security of a variety of third party processors, payment, clearing and settlement systems, as well as the various participants involved in these systems, many of which have no direct relationship with us. Failure by these participants or their systems to protect our customers' transaction data may put us at risk for possible losses due to fraud or operational disruption.

Our customers are also the target of cyber attacks and identity theft. Large scale identity theft could result in customers' accounts being compromised and fraudulent activities being performed in their name. We have implemented certain safeguards against these types of activities but they may not fully protect us from fraudulent financial losses.

The occurrence of a breach of security involving our customers' information, regardless of its origin, could damage our reputation and result in a loss of customers and business and subject us to additional regulatory scrutiny, and could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

System failure or breaches of Carver's network security could subject it to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure Carver and its third-party service providers use has been, and in the future, could be vulnerable to unforeseen problems. Carver's operations are dependent upon its ability to protect its computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in Carver's operations could have a material adverse effect on its financial condition and results of operations. Computer break-ins, phishing and other disruptions may occur, and in infrequent cases have occurred, and could jeopardize the security of information stored in and transmitted through Carver's computer systems and network infrastructure, which may result in significant liability to Carver and may cause existing and potential customers to refrain from doing business with Carver. Although Carver, with the help of third-party service providers, intends to continue to implement security technology and establish operational procedures designed to prevent such damage, its security measures may not be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms Carver and its third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on Carver's financial condition and results of operations.

It is possible that a significant amount of time and money may be spent to rectify the harm caused by a breach or hack. While Carver has general liability insurance, there are limitations on coverage as well as dollar amount. Furthermore, cyber incidents carry a greater risk of injury to Carver's reputation. Finally, depending on the type of incident, banking regulators can impose restrictions on Carver's business and consumer laws may require reimbursement of customer loss.

We are subject to risks and losses resulting from fraudulent activities that could adversely impact our financial performance and results of operations.

As a bank, we are susceptible to fraudulent activity that has been, and in the future may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, checking transactions, and debit cards that we have issued to our customers and through our online banking portals.

The Company's business could suffer if it fails to retain skilled people.

The Company's success depends on its ability to attract and retain key employees reflecting current market opportunities and challenges. Competition for the best people is intense, and the Company's size and limited resources may present additional challenges in being able to retain the best possible employees, which could adversely affect the results of operations.

Risks Related to Future Stock Issuances

We may be limited in our ability to access sufficient funding through a public or private equity offering or convertible debt offering.

Nasdaq rules impose restrictions on our ability to raise funds through a private offering of our common stock, convertible debt or similar instruments without obtaining stockholder approval. Under Nasdaq rules, an offering of more than 20% of our total shares outstanding at a price per share less than (i) the closing price of our common stock on the Nasdaq Capital Market immediately preceding the signing of the binding agreement, or (ii) the average closing price of our common stock on the Nasdaq Capital Market for the five trading days immediately preceding the signing of the binding agreement requires stockholder approval unless the offering qualifies as a "public offering" for purposes of the Nasdaq rules. As of March 31, 2024, we had 5,140,872 shares of common stock outstanding. SEC rules impose restrictions on our ability to raise funds through the registered offering of our securities pursuant to a "shelf" registration statement on Form S-3. Under SEC rules, we are prohibited from selling securities under such a registration statement if the aggregate market value of the securities sold thereunder in any twelve-month period exceeds one-third of the market value of our outstanding common stock held by non-affiliates. During fiscal year 2022, the Company entered into a sales agreement, with an agent to sell, from time to time, our common stock having an aggregate offering price of up to $20.0 million, in one or more "at the market offerings." During fiscal year 2022, we had sold an aggregate of 397,367 shares of our common stock pursuant to the terms of such sales agreement, for aggregate gross proceeds of approximately $3.1 million. Aggregate net proceeds received were approximately $3.0 million, after deducting expenses and commissions paid to the placement agent. There were no additional offerings during fiscal years 2023 and 2024. In the future, we may be limited in our ability to access sufficient funding through a public or private equity offering or convertible debt offering.

A future issuance of stock could dilute the value of our common stock.

We may sell additional shares of common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. As of March 31, 2024, there were 5,140,872 shares of our common stock outstanding. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of common stock. We cannot predict the size of future issuances of our common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Risks Related to Competitive Matters

Strong competition within the Bank's market areas could adversely affect profits and slow growth.

The New York metropolitan area has a high density of financial institutions, of which many are significantly larger than Carver Federal and with greater financial resources. Additionally, various large out-of-state financial institutions may continue to enter the New York metropolitan area market. All are considered competitors to varying degrees.

Carver Federal faces intense competition both in making loans and attracting deposits. Competition for loans, both locally and in the aggregate, comes principally from mortgage banking companies, commercial banks, savings banks and savings and loan associations. Most direct competition for deposits comes from commercial banks, savings banks, savings and loan associations and credit unions. The Bank also faces competition for deposits from money market mutual funds and other corporate and government securities funds, as well as from other financial intermediaries, such as brokerage firms and insurance companies. Market area competition is a factor in pricing the Bank's loans and deposits, which could reduce net interest income. Competition also makes it more challenging to effectively grow loan and deposit balances. The Company's profitability depends upon its continued ability to successfully compete in its market areas.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 1C.   CYBERSECURITY.

Cybersecurity is a significant and integrated component of the Company's risk management strategy, designed to protect the confidentiality, integrity, and availability of sensitive information contained within the Company's information systems. The Company is exposed to cybersecurity threats and incidents that are aimed at gaining unauthorized access to bank systems as a way to misappropriate assets and sensitive information, corrupt and destroy data, or cause operational disruptions. While we have experienced and identified cybersecurity threats, there has been no incident which has had a material effect on the Company's business strategy, results of operations or financial condition.

The Company maintains a comprehensive information technology and cybersecurity program which includes frameworks, policies, and procedures to prevent or limit the impact of cybersecurity threats and incidents. The program includes administrative, technical and physical safeguards to help ensure the security and confidentiality of customer records and information. The Bank's Information Security Officer and Vice President of Information Technology is responsible for implementation of the information technology security program, while the management team is responsible for administering and enforcing the policies and procedures in the program. Third party vendors are utilized to help validate our security posture and controls, and we have developed a third party vendor management program to assess and monitor risks arising from third party vendor systems. In addition, the Board of Directors and Information Security Planning Committee (ISPC) is responsible for the risk management oversight and ensuring that the processes are being implemented and functioning as designed. The ISPC Committee provides monthly reports and updates to the Board of Directors. The Board of Directors and/or ISPC Committee approves updates relating to substantial changes in technology related policies and procedures and reviews the status of Business Continuity Programs, Testing plans and results on no less than an annual basis.

While the Company, with the help of third-party service providers, has implemented security technology and established operational procedures designed to prevent or limit the impact of cybersecurity threats and incidents, such events may still occur and safeguards may not fully protect our systems from comprises or breaches which could have a material adverse effect on Carver's financial condition and results of operations.

ITEM 2.   PROPERTIES.

The Bank currently conducts its business through one administrative office and seven branches (including the Harlem West 125th Street Main branch) and three separate ATM locations. The following table sets forth certain information regarding Carver Federal's offices and other material properties at March 31, 2024. The Bank believes that such facilities are suitable and adequate for its operational needs.

Branches	Address	City/State	Year Opened	Owned or Leased	Lease Expiration Date
Main Branch	75 West 125th Street	New York, NY	1996	Leased	2/2028
Crown Heights Branch	1009-1015 Nostrand Avenue	Brooklyn, NY	1975	Leased	12/2025
St. Albans Branch	115-02 Merrick Boulevard	Jamaica, NY	1996	Leased	2/2026
Malcolm X Blvd. Branch	142 Malcolm X Boulevard	New York, NY	2001	Leased	4/2026
Atlantic Terminal Branch	4 Hanson Place	Brooklyn, NY	2003	Leased	4/2024
Flatbush Branch	833 Flatbush Avenue	Brooklyn, NY	2009	Leased	8/2027
Restoration Plaza	1392 Fulton Street	Brooklyn, NY	2009	Leased	10/2025
ATM Machines					
Atlantic Terminal Mall	139 Flatbush Avenue	Brooklyn, NY	2004	Leased	4/2024
Brooklyn Navy Yard	141-07 Flushing Avenue	Brooklyn, NY	2019	Leased	10/2023
City College	160 Convent Avenue	New York, NY	2022	Leased	7/2026
Administrative Office					
1825 Park Avenue	1825 Park Avenue	New York, NY	2018	Leased	12/2028

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company and the Bank or one of its wholly-owned subsidiaries are parties to various legal proceedings incident to their business. At March 31, 2024, certain claims, suits, complaints and investigations (collectively "proceedings") involving the Company and the Bank or a subsidiary, arising in the ordinary course of business, have been filed or are pending. The Company is unable at this time to determine the ultimate outcome of each proceeding, but believes, after discussions with legal counsel representing the Company and the Bank or the subsidiary in these proceedings, that it has meritorious defenses to each proceeding and appropriate measures have been taken to defend the interests of the Company, Bank or subsidiary. As of the date of this Annual Report on Form 10-K, we are not involved in any pending legal proceeding as a plaintiff or a defendant other than routine legal proceedings occurring in the ordinary course of business, and we are not involved in any legal proceeding the outcome of which we believe would be material to our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our shares of common stock are traded on the NASDAQ Capital Market under the symbol "CARV". At March 31, 2024, there were 5,140,872 shares of common stock outstanding, held by approximately 485 stockholders of record.

As previously disclosed in a Current Report on Form 8-K filed with the SEC on October 29, 2010, the Company's Board of Directors announced that Carver suspended payment of the quarterly cash dividend on its common stock.

Under OCC regulations, the Bank will not be permitted to pay dividends to the Company on its capital stock if its regulatory capital would be reduced below applicable regulatory capital requirements or if its stockholders' equity would be reduced below the amount required to be maintained for the liquidation account, which was established in connection with the Bank's conversion to stock form. The OCC capital distribution regulations applicable to savings institutions (such as the Bank) that meet their regulatory capital requirements permit, after not less than 30 days prior notice to and non-objection by the FRB, capital distributions during a calendar year that do not exceed the Bank's net income for that year plus its retained net income for the prior two years. For information concerning the Bank's liquidation account, see Note 12 of the Notes to the Consolidated Financial Statements.

On August 6, 2002, the Company announced a stock repurchase program to repurchase up to 15,442 shares of its outstanding common stock. As of March 31, 2024, 11,744 shares of its common stock have been repurchased in open market transactions at an average price of $235.80 per share (as adjusted for 1-for-15 reverse stock split that occurred on October 27, 2011). The Company reissued shares as restricted stock in accordance with their management recognition plan. No shares were repurchased pursuant to the stock repurchase program during fiscal 2024.

Carver has the following equity compensation plans:

(1) The 2006 Stock Incentive Plan became effective in September 2006 and provides for discretionary option grants, stock appreciation rights and restricted stock to those employees and directors so selected by the Compensation Committee.

(2) The Carver Bancorp, Inc. 2014 Equity Incentive Plan became effective in September 2014 and provides for discretionary option grants, stock appreciation rights and restricted stock to those officers and directors selected by the Company's Compensation Committee.

Additional information regarding Carver's equity compensation plans is incorporated by reference from the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans" in the Proxy Statement (as defined below in Item 10).

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

There were no unregistered securities to report which have not been previously included in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements presented elsewhere in this report.

Executive Summary

Carver concluded fiscal 2024 with a net loss of $3.0 million, compared to a net loss of $4.4 million for the prior year period. The change in our results of operations was primarily driven by increases in interest income and non-interest income, partially offset by increases in interest expense and non-interest expense compared to the prior fiscal year.

The business climate continues to present significant challenges as banks continue to absorb heightened regulatory costs and compete for limited loan demand. Significant increases in food and energy prices resulted from swift increases in the rate of inflation. The Federal Reserve began increasing the federal funds rate at the March 2022 meeting, and is currently maintaining a target interest rate range between 5.25% and 5.5%. For Carver, the economic climate of New York City ("the City"), in particular, impacts our business as the City lags behind the rest of New York State and the nation both in restoring pandemic job losses and in rebounding to pre-pandemic levels of unemployment. As of March 31, 2024, the City's unemployment rate remains high at 4.9%, exceeding the national average, as employment in the arts and entertainment, food and hospitality sectors continue to remain below their pre-pandemic highs.

The closure of five banks in 2023 led to industry-wide concerns related to liquidity, deposit outflows, unrealized securities losses and eroding confidence in the banking system from the general public. In response to these developments, the Company took a number of preemptive actions, which included proactive outreach to clients and steps to maximize its funding sources. As a result, the Company's liquidity position remains adequate. The impact of market volatility from the adverse developments in the banking industry along with continued high inflation and rising interest rates, will depend on future developments, which are highly uncertain and difficult to predict.

The Company is closely monitoring its asset quality, liquidity, and capital positions, as well as the credit risk in its loan portfolio. Management is actively working to minimize the current and future impact of the current business and industry environment, and is continuing to make adjustments to operations where appropriate or necessary to mitigate risk. However, these factors and events may have negative effects on the business, financial condition, and results of operations of the Company and its customers.

At the Market Offering

During fiscal year 2022, we entered into a sales agreement with an agent to sell, from time to time, our common stock having an aggregate offering price of up to $20.0 million, in an "at the market offering." During fiscal year 2022, the Company sold an aggregate of 397,367 shares of common stock pursuant to the terms of such sales agreement, resulting in aggregate gross proceeds of approximately $3.1 million and net proceeds of $3.0 million, after deducting expenses and commissions paid to the placement agent. There were no additional offerings during fiscal years 2023 and 2024.

Subsequent Events

On April 30, 2024, the Company entered into an agreement with a third party, in which the third party would provide the Company with a $25.0 million revolving unsecured long-term, below-market-rate loan to support the Bank in financing initiatives that reduce greenhouse gas emissions and promote energy efficiency in building projects, fleet upgrades to electric vehicles, and electric vehicle charging station infrastructure. The loan facility will also support the working capital and asset-specific financing needs of Minority and Women-owned Business Enterprises working on green energy projects, weatherization, electrification, and green technology.

On May 24, 2024, the Bank secured a $1.8 million 12-month fixed-rate advance through the second round of the FHLB-NY 0% Development Advance (ZDA) Program, which provides members with subsidized funding in the form of interest rate credits to assist in originating or purchasing loans that meet an eligibility criteria.

SELECTED FINANCIAL DATA

The following selected consolidated financial and other data is as of and for the years ended March 31 and is derived in part from, and should be read in conjunction with the Company's Consolidated Financial Statements and related notes:

$ in thousands	2024	2023	2022	2021	2020
Selected Financial Condition Data:					
Assets	$756,796	$723,224	$735,314	$676,748	$578,770
Total loans receivable, net	617,007	592,667	573,880	478,409	423,786
Investment securities	50,038	56,161	72,850	94,314	75,980
Cash and cash equivalents	59,025	42,552	61,018	75,591	47,540
Deposits	646,999	600,429	628,117	556,559	488,815
Advances from the FHLB-NY and other borrowed money	46,536	51,090	15,949	37,222	13,573
Equity	42,309	45,224	55,087	52,301	48,894
Number of deposit accounts	29,086	29,615	29,950	33,400	30,496
Number of branches	7	7	7	7	7
Operating Data:					
Interest income	34,019	27,700	22,865	20,307	21,627
Interest expense	11,458	4,911	2,399	4,420	5,631
Net interest income before provision for (recovery of) loan losses	22,561	22,789	20,466	15,887	15,996
Provision for (recovery of) loan losses	83	100	603	(100)	19
Net interest income after provision for (recovery of) loan losses	22,478	22,689	19,863	15,987	15,977
Non-interest income	6,723	3,595	7,354	6,198	3,739
Non-interest expense	32,178	30,685	28,064	26,081	25,139
(Loss) income before income tax (benefit) expense	(2,977)	(4,401)	(847)	(3,896)	(5,423)
Income tax (benefit) expense	—	—	—	—	—
Net (loss) income attributable to Carver Bancorp, Inc.	(2,977)	(4,401)	(847)	(3,896)	(5,423)
Basic (loss) earnings per common share	(0.61)	(1.03)	(0.24)	(1.14)	(1.47)
Diluted (loss) earnings per common share	(0.61)	(1.03)	(0.24)	(1.14)	(1.47)
Selected Statistical Data:					
Return on average assets [1]	(0.40)%	(0.62)%	(0.12)%	(0.58)%	(0.95)%
Return on average stockholders' equity [2][10]	(7.04)%	(8.98)%	(1.54)%	(8.24)%	(10.51)%
Return on average stockholders' equity, excluding AOCI [2][10]	(5.34)%	(7.28)%	(1.49)%	(8.25)%	(10.52)%
Net interest margin [3]	3.14 %	3.33 %	3.01 %	2.49 %	2.95 %
Average interest rate spread [4]	2.70 %	3.11 %	2.88 %	2.30 %	2.69 %
Efficiency ratio [5]	109.88 %	116.30 %	100.88 %	118.09 %	127.38 %
Operating expense to average assets [6]	4.36 %	4.34 %	3.98 %	3.91 %	4.39 %
Average stockholders' equity to average assets [7][10]	5.74 %	6.93 %	7.77 %	7.09 %	9.00 %
Average stockholders' equity, excluding AOCI, to average assets [7][10]	7.55 %	8.55 %	8.05 %	7.08 %	9.00 %
Dividend payout ratio [8]	—	—	—	—	—
Asset Quality Ratios:					
Non-performing assets to total assets [9]	1.56 %	1.70 %	1.57 %	1.07 %	1.19 %
Non-performing loans to total loans receivable [9]	1.89 %	2.05 %	1.98 %	1.49 %	1.58 %
Allowance for credit losses to total loans receivable	0.94 %	0.87 %	0.97 %	1.06 %	1.15 %

[1] Net income (loss) divided by average total assets.
[2] Net income (loss) divided by average total stockholders' equity.
[3] Net interest income divided by average interest-earning assets.
[4] Combined weighted average interest rate earned less combined weighted average interest rate cost.
[5] Operating expense divided by sum of net interest income and non-interest income.
[6] Non-interest expense divided by average total assets.
[7] Average stockholders' equity divided by average assets for the period ended.

Dividends paid to common stockholders as a percentage of net income available to common stockholders.
(9)   Non-performing assets consist of nonaccrual loans and real estate owned.
(10) See Non-GAAP Financial Measures disclosure below for comparable GAAP measures.

Non-GAAP Financial Measures

In addition to evaluating the Company's results of operations in accordance with U.S. generally accepted accounting principles ("GAAP"), management routinely supplements their evaluation with an analysis of certain non-GAAP financial measures, such as the return on average stockholders' equity excluding average accumulated other comprehensive income (loss) ("AOCI"), and average stockholders' equity excluding AOCI to average assets. Management believes these non-GAAP financial measures provide information that is useful to investors in understanding the Company's underlying operating performance and trends, and facilitates comparisons with the performance of other banks and thrifts.

Return on average stockholders' equity, excluding AOCI measures how efficiently we generate profits from the resources provided by our net assets. Return on average stockholders' equity, excluding AOCI is calculated by dividing annualized net income (loss) attributable to Carver by average stockholders' equity, excluding AOCI. Management believes that this performance measure and average stockholders' equity, excluding AOCI to average assets explains the results of the Company's ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses. For purposes of the Company's presentation, AOCI includes the changes in the market or fair value of its investment portfolio. These fluctuations have been excluded due to the unpredictable nature of this item and is not necessarily indicative of current operating or future performance.

$ in thousands	2024	2023	2022	2021	2020
Average Stockholders' Equity					
Average Stockholders' Equity	$ 42,293	$ 48,984	$ 54,858	$ 47,306	$ 51,609
Average AOCI	(13,410)	(11,467)	(1,940)	57	43
Average Stockholders' Equity, excluding AOCI	$ 55,703	$ 60,451	$ 56,798	$ 47,249	$ 51,566
Return on Average Stockholders' Equity	(7.04)%	(8.98)%	(1.54)%	(8.24)%	(10.51)%
Return on Average Stockholders' Equity, excluding AOCI	(5.34)%	(7.28)%	(1.49)%	(8.25)%	(10.52)%
Average Stockholders' Equity to Average Assets	5.74 %	6.93 %	7.77 %	7.09 %	9.00 %
Average Stockholders' Equity, excluding AOCI, to Average Assets	7.55 %	8.55 %	8.05 %	7.08 %	9.00 %

Critical Accounting Estimates

Various elements of accounting estimates, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Carver's policy with respect to the methodologies used to determine the allowance for credit losses is the most critical accounting estimates. This estimate is important to the presentation of Carver's financial condition and results of operations, and involves a high degree of complexity, requiring management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Such assumptions and estimates are susceptible to significant changes in today's economic environment. Changes in these judgments, assumptions or estimates could result in material differences in the Company's results of operations or financial condition.

Allowance for Credit Losses ("ACL")

The ACL reflects management's evaluation of the loans presenting identified loss potential, as well as the risk inherent in various components of the portfolio. There is significant judgment applied in estimating the ACL. These assumptions and estimates are susceptible to significant changes based on the current environment. In a continued effort to combat inflation, the Federal Reserve approved the 11th interest rate hike in July 2023, raising the overnight borrowing rate 25 basis points to a target range of 5.25% to 5.5%, the highest it has been in 22 years. Interest rates were held steady at the May 2024 meeting and the Federal Reserve is not expected to start cutting rates yet. A high interest rate environment can negatively impact the Company if the higher debt service costs on adjustable-rate loans lead to borrowers' inability to pay contractual obligations. Further, any change in the size of the loan portfolio or any of its components could necessitate an increase in the ACL even though there may not be a decline in credit quality or an increase in potential problem loans. As such, there can never be assurance that the ACL accurately reflects the actual loss potential inherent in a loan portfolio.

The ACL is a valuation account that is deducted from the loan portfolio's amortized cost basis to present the net amount expected to be collected on the loans. Additions to the allowance are recognized through the provision for credit losses. Loan losses are charged off against the allowance when management believes a loan balance is deemed as uncollectible. Management continues its collection efforts on previously charged-off balances and applies recoveries as additions to the ACL. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The discounted cash flow ("DCF") methodology is used for substantially all pools, applied with a 4-quarter reasonable and supportable forecast period and the loss rate reverts back to the long-term historical loss average with a 12-quarter straight-line reversion period where the ACL reflects the difference between the amortized cost and the present value of the expected cash flows.

Expected credit losses are measured on a collective pool basis when similar risk characteristics exist. Loans with similar risk characteristics are grouped into homogeneous segments, or pools, for allowance calculation. The Company's loan portfolio segments as of March 31, 2024 were as follows:

- One-to-four Family - Carver Federal purchases first mortgage loans secured by one-to-four family properties that serve as the primary residence of the owner and non-qualified mortgages for one-to-four family residential loans. The loans are underwritten in accordance with applicable secondary market underwriting guidelines and requirements for sale. These loans present a moderate level of risk due primarily to general economic conditions.

- Multifamily - Carver Federal originates and purchases recourse and non-recourse multifamily loans. The Bank generally requires a debt service coverage ratio at origination of at least 1.30x, and that the maximum loan-to-value ("LTV") at origination not exceed 70% based on the appraised value of the mortgaged property. Multifamily property lending entails additional risks compared to one-to-four family lending. These loans are dependent on the successful operation of such buildings and can be significantly impacted by economic conditions, industry concentration, valuation of the underlying properties, lease terms, occupancy/vacancy rates, and changes in market demand for multifamily units. The Bank primarily considers the property's ability to generate net operating income sufficient to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and the Bank's lending experience with the owner/guarantor.

- Commercial Real Estate ("CRE") - CRE lending consists predominantly of originating loans for the purpose of purchasing or refinancing office, mixed-use properties, retail and church buildings in the Bank's market area. Mixed-use loans are secured by properties that are intended for both commercial and residential use, but predominantly commercial, and are classified as CRE. The Bank primarily considers the ability of the net operating income generated by the real estate to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and the Bank's lending experience with the owner/guarantor. The maximum LTV ratio on CRE loans at origination is generally 70% based on the latest appraised fair market value of the mortgaged property and the Bank generally requires a debt service coverage ratio at origination of at least 1.30x. The Bank also requires the assignment of rents of all tenants' leases in the mortgaged property and personal guarantees may be obtained for additional security from these borrowers. CRE loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions and the complexities involved in valuing the underlying collateral.

- Construction - Carver Federal historically originated or participated in construction loans for new construction and renovation of multifamily buildings, residential developments, community service facilities, churches, and affordable housing programs. The loans provide for disbursement in stages as construction is completed. Borrowers must satisfy all credit requirements that apply to the Bank's permanent mortgage loan financing for the mortgaged property. The Bank has additional criteria for construction loans, including an engineer's plan and periodic cost reviews on all construction budgets for loans. Construction loans present an increased level of risk from the effect of general economic conditions and uncertainties surrounding construction costs.

- Business - Carver Federal originates and purchases business and SBA loans primarily to businesses located in its primary market area and surrounding areas. Business loans are typically personally guaranteed by the owners and may also be secured by additional collateral, including real estate, equipment and inventory. Business loans are subject to increased risk from the effect of general economic conditions. SBA loans are guaranteed by the U.S. government based on the percentage of each individual program.

- Consumer (including Overdraft accounts) - The Consumer portfolio includes student loans to medical students enrolled in several medical schools, throughout the United States and Caribbean, as well as unsecured consumer loans purchased from or originated through strategic partnerships with Bankers Healthcare Group, LLC and Upstart Holdings, Inc. Consumer loans are typically unsecured and more susceptible to declining economic conditions.

Because expected loss predictions may not adequately project the level of losses inherent in a portfolio, the Bank reviews a number of qualitative factors to determine if reserves should be adjusted based upon any of those factors. As the risk ratings deteriorate, some of the qualitative factors tend to increase. A number of qualitative factors are considered including economic forecast uncertainty, credit quality trends, valuation trends, concentration risk, quality of loan review, changes in personnel, impact of rising rates, external factors and other considerations. Although the quantitative calculation includes a measurement of statistical economic conditions based on national averages, an additional analysis is performed at the qualitative level that applies specifically to the Company's geographic area and the banking industry that includes reasonable and supportable forecasts.

Asset/Liability Management

The Company's primary earnings source is net interest income, which is affected by changes in the level of interest rates, the relationship between the rates on interest-earning assets and interest-bearing liabilities, the impact of interest rate fluctuations on asset prepayments, the level and composition of deposits and assets, and the credit quality of earning assets. Management's asset/liability objectives are to maintain a strong, stable net interest margin, to utilize the Company's capital effectively without taking undue risks, to maintain adequate liquidity and to manage its exposure to changes in interest rates.

The economic environment is uncertain regarding long-term interest rate trends. Management monitors the Company's cumulative gap position, which is the difference between the sensitivity to rate changes on the Company's interest-earning assets and interest-bearing liabilities. In addition, the Company uses various tools to monitor and manage interest rate risk, such as a model that projects net interest income based on increasing or decreasing interest rates.

Discussion of Market Risk-Interest Rate Sensitivity Analysis

As a financial institution, the Bank's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those which are short-term in maturity. Based upon the Company's nature of operations, it is not subject to foreign currency exchange or commodity price risk. The Company does not own any trading assets.

The Company seeks to manage its interest rate risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities. To a lesser extent, it also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. As discussed more fully below, there are a variety of factors that influence the repricing characteristics of any given asset or liability.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific period of time and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of falling interest rates, a negative gap could result in an increase in net interest income, while a positive gap could adversely affect net interest income. Conversely, during a period of rising interest rates a negative gap could adversely affect net interest income, while a positive gap could result in an increase in net interest income. As illustrated below, the Company had a negative one-year gap equal to 20.28% of total rate sensitive assets at March 31, 2024. As a result, the Company's net interest income may be negatively affected by rising interest rates and may be positively affected by falling interest rates. While the Company, as a liability-sensitive institution, may benefit from a falling interest rate environment, the continued high interest rate environment may indicate another period in which compressed margins may negatively impact net interest income.

The following table sets forth information regarding the projected maturities, prepayments and repricing of the major rate-sensitive asset and liability categories of the Company as of March 31, 2024. Maturity repricing dates have been projected by applying estimated prepayment rates based on the current rate environment. The repricing and other assumptions are not necessarily representative of the Company's actual results. Classifications of items in the table below are different from those presented in other tables and the financial statements and accompanying notes included herein and do not reflect non-performing loans:

$ in thousands	<3 Mos.	3-12 Mos.	1-3 Yrs.	3-5 Yrs.	5-10 Yrs.	10+ Yrs.	Non-Interest Bearing	Total
Rate Sensitive Assets:								
Loans	$ 33,768	$ 75,372	$165,299	$ 92,035	$205,190	$ 47,276	$ —	$ 618,940
Short-term investments	56,500	—	—	—	—	—	—	56,500
Long-term investments	795	2,629	6,359	6,185	15,371	24,882	—	56,221
Other assets	—	—	—	—	—	—	25,135	25,135
Total assets	$ 91,063	$ 78,001	$171,658	$ 98,220	$220,561	$ 72,158	$ 25,135	$ 756,796
Rate Sensitive Liabilities:								
Non-maturity deposits	$ 44,256	$ 43,433	$ 25,391	$ 18,691	$ 41,528	$249,903	$ —	$ 423,202
Term deposits	118,653	83,056	19,623	2,387	—	—	—	223,719
Borrowings	—	28,027	2,500	2,500	—	—	—	33,027
Other liabilities	—	—	—	—	—	—	34,539	34,539
Equity	—	—	—	—	—	—	42,309	42,309
Total liabilities and equity	$162,909	$154,516	$ 47,514	$ 23,578	$ 41,528	$249,903	$ 76,848	$ 756,796
Interest sensitivity gap	$(71,846)	$(76,515)	$124,144	$ 74,642	$179,033	$(177,745)	$ (51,713)	$ —
Cumulative interest sensitivity gap	$(71,846)	$(148,361)	$(24,217)	$50,425	$229,458	$ 51,713	$ —	$ —
Ratio of cumulative gap to total rate sensitive assets	(9.82)%	(20.28)%	(3.31)%	6.89 %	31.36 %	7.07 %	—	—

The table above assumes that fixed maturity deposits are not withdrawn prior to maturity and that transaction accounts will decay as disclosed in the table above.

Certain shortcomings are inherent in the method of analysis presented in the table above. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Additionally, credit risk may increase as many borrowers may experience an inability to service their debt in the event of a rise in interest rate. Virtually all of the adjustable-rate loans in the Company's portfolio contain conditions that restrict the periodic change in interest rate.

Economic Value of Equity ("EVE") Analysis. As part of its efforts to maximize net interest income while managing risks associated with changing interest rates, management also uses the EVE methodology. EVE is the present value of expected net cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing financial derivatives and off-balance sheet contracts. At March 31, 2024, the Company did not report any holdings in financial derivative contracts.

Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in EVE that would hypothetically occur if interest rates rapidly rise or fall along the yield curve. Projected values of EVE at both higher and lower interest rate risk scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

Presented below, as of March 31, 2024, is an analysis of the Company's interest rate risk as measured by changes in EVE for instantaneous parallel shifts of +300/-300 basis points change in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

$ in thousands	Economic Value of Equity		
Change in Rate	**$ Amount**	**$ Change**	**% Change**
+300 bps	96,000	14,000	17.1 %
+200 bps	93,000	11,000	13.4 %
+100 bps	89,000	7,000	8.5 %
0 bps	82,000		
-100 bps	72,000	(10,000)	(12.2)%
-200 bps	57,000	(25,000)	(30.5)%
-300 bps	37,000	(45,000)	(54.9)%

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in EVE requires the making of certain assumptions, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the models presented assume that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing of specific assets and liabilities. Accordingly, although the EVE table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and may differ from actual results.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to Carver Federal's average interest-earning assets and average interest-bearing liabilities, and their related average yields and costs for the years ended March 31, 2024, 2023, and 2022. The table also presents information for the fiscal years indicated with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's profitability is its "net interest margin," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income:

$ in thousands	2024			2023			2022		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-Earning Assets:									
Loans [1]	$ 609,129	$29,651	4.87 %	$ 576,249	$25,073	4.35 %	$ 516,687	$21,335	4.13 %
Mortgage-backed securities	27,695	583	2.11 %	32,512	619	1.90 %	45,371	710	1.56 %
Investment securities [2]	33,093	1,131	3.42 %	35,467	929	2.62 %	42,278	714	1.69 %
Money market investments	49,032	2,654	5.41 %	40,575	1,079	2.66 %	75,833	106	0.14 %
Total interest-earning assets	718,949	34,019	4.73 %	684,803	27,700	4.04 %	680,169	22,865	3.36 %
Non-interest-earning assets	18,468			22,068			25,526		
Total assets	$ 737,417			$ 706,871			$ 705,695		
Interest-Bearing Liabilities:									
Deposits									
Interest-bearing checking	$ 49,582	$ 289	0.58 %	$ 56,437	$ 55	0.10 %	$ 53,180	$ 30	0.06 %
Savings and clubs	111,053	310	0.28 %	111,508	166	0.15 %	112,094	123	0.11 %
Money market	156,794	2,102	1.34 %	185,473	1,728	0.93 %	155,719	378	0.24 %
Certificates of deposit	197,830	6,370	3.22 %	141,125	1,756	1.24 %	152,803	1,349	0.88 %
Mortgagors deposits	2,783	8	0.29 %	2,969	3	0.10 %	2,786	10	0.36 %
Total deposits	518,042	9,079	1.75 %	497,512	3,708	0.75 %	476,582	1,890	0.40 %
Borrowed money	45,380	2,379	5.24 %	27,864	1,203	4.32 %	22,923	509	2.22 %
Total interest-bearing liabilities	563,422	11,458	2.03 %	525,376	4,911	0.93 %	499,505	2,399	0.48 %
Non-interest-bearing liabilities:									
Demand deposits	107,184			105,312			123,493		
Other liabilities	24,518			27,199			27,839		
Total liabilities	695,124			657,887			650,837		
Stockholders' equity	42,293			48,984			54,858		
Total liabilities & equity	$ 737,417			$ 706,871			$ 705,695		
Net interest income		$22,561			$22,789			$20,466	
Average interest rate spread			2.70 %			3.11 %			2.88 %
Net interest margin			3.14 %			3.33 %			3.01 %
Ratio of average interest-earning assets to interest-bearing liabilities			127.60 %			130.35 %			136.17 %

[1] Includes nonaccrual loans.

[2] Includes FHLB-NY stock.

Rate/Volume Analysis

The following table sets forth information regarding the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected the Company's interest income and expense during the fiscal years ended March 31, 2024, 2023, and 2022. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to: (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (change in rate multiplied by old volume). Changes in rate/volume variance are allocated proportionately between changes in rate and changes in volume.

$ in thousands	2024 vs. 2023 Increase (Decrease) due to			2023 vs. 2022 Increase (Decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:						
Loans	$ 1,431	$ 3,147	$ 4,578	$ 2,459	$ 1,279	$ 3,738
Mortgage-backed securities	(92)	56	(36)	(201)	110	(91)
Investment securities	(62)	264	202	(115)	330	215
Money market investments	225	1,350	1,575	(49)	1,022	973
Total interest-earning assets	1,502	4,817	6,319	2,094	2,741	4,835
Interest-Bearing Liabilities:						
Deposits						
Interest-bearing checking	(6)	240	234	1	24	25
Savings and clubs	(1)	145	144	(1)	44	43
Money market	(268)	642	374	72	1,278	1,350
Certificates of deposit	705	3,909	4,614	(103)	510	407
Mortgagors deposits	—	5	5	1	(8)	(7)
Total deposits	430	4,941	5,371	(30)	1,848	1,818
Borrowed money	755	421	1,176	110	584	694
Total interest-bearing liabilities	1,185	5,362	6,547	80	2,432	2,512
Net change in net interest income	$ 317	$ (545)	$ (228)	$ 2,014	$ 309	$ 2,323

Comparison of Financial Condition at March 31, 2024 and 2023

Assets

At March 31, 2024, total assets were $756.8 million, reflecting an increase of $33.6 million, or 4.6%, from total assets of $723.2 million at March 31, 2023. The increase was primarily attributable to increases of $16.4 million in cash and cash equivalents and $24.3 million in the Bank's net loan portfolio, partially offset by a decrease of $6.2 million in the Bank's investment portfolio.

Total cash and cash equivalents increased $16.4 million, or 38.5%, from $42.6 million at March 31, 2023 to $59.0 million at March 31, 2024. The increase in cash was primarily due to an increase in total deposits and paydowns received on investment securities, partially offset by net loan activity and a decrease in advances from the FHLB-NY and other borrowed money. In addition, the Bank received $2.5 million during the second quarter for the CDFI Fund's Equitable Recovery Program (ERP) award.

Total investment securities decreased $6.2 million, or 11.0%, to $50.0 million at March 31, 2024, compared to $56.2 million at March 31, 2023 due to scheduled principal payments received of approximately $5.3 million and a $0.5 million increase in unrealized losses in the available-for-sale portfolio.

Gross portfolio loans increased $25.0 million, or 4.2%, to $622.9 million at March 31, 2024, compared to $597.9 million at March 31, 2023, primarily due to new loan originations of $61.7 million and loan pool purchases of $31.5 million. These were partially offset by attrition and payoffs of $68.2 million. The level of payoffs during the current fiscal year, significantly lower than the prior period's, can be attributed to borrowers continuing to sell commercial real estate, although now at a slower pace, in order to lock in values, as well as paydowns on lines of credit for borrowers looking for opportunities to reduce interest expense in the current rate environment.

Liabilities and Equity

Liabilities

Total liabilities increased $36.5 million, or 5.4%, to $714.5 million at March 31, 2024, compared to $678.0 million at March 31, 2023, primarily due to an increase in total deposits, partially offset by a decrease in advances from the FHLB-NY and other borrowed money.

Deposits increased $46.6 million, or 7.8%, to $647.0 million at March 31, 2024, compared to $600.4 million at March 31, 2023. The increase was primarily related to increases in money market and certificate of deposit accounts, market-rate products for which the rates increased over the current fiscal year period. As of March 31, 2024 and 2023, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $91.0 million and $116.8 million, respectively. These uninsured balances disclosed do not consider that FDIC insurance can be further extended by claimant within certain law firm deposit accounts. In addition, as of March 31, 2024, the aggregate amount of all our uninsured certificates of deposit was $19.5 million. We have no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. See Note 8 to Consolidated Financial Statements for additional information on our deposits.

Advances from the FHLB-NY and other borrowed money decreased $4.6 million, or 9.0%, to $46.5 million at March 31, 2024, compared to $51.1 million at March 31, 2023. The Bank repaid a $10.0 million overnight advance secured from the FHLB-NY on March 31, 2023 and secured a $3.0 million 18-month advance from the new FHLB-NY 0% Development Advance (ZDA) Program during the second quarter. At March 31, 2024, the Bank had $28.0 million outstanding advances from the FHLB-NY. In addition, the Company borrowed $2.5 million through a long-term unsecured, below-market rate term loan from a third party to finance eligible loans offered through the Bank's community investment initiatives and loan programs.

Equity

Total equity decreased $2.9 million, or 6.4%, to $42.3 million at March 31, 2024, compared to $45.2 million at March 31, 2023. The decrease was due to a net loss of $3.0 million, coupled with an increase of $0.5 million in unrealized losses on securities available-for-sale for the twelve month period ended March 31, 2024. In addition, the Bank recorded a $0.7 million decrease to retained earnings to reflect the cumulative effect adjustment related to the adoption of CECL (Topic 326), effective April 1, 2023. These decreases were partially offset by a $1.0 million increase in capital as a result of the issuance of common shares in a private placement during the second quarter.

Comparison of Operating Results for the Years Ended March 31, 2024 and 2023

Net Loss

The Company reported a net loss of $3.0 million for fiscal year 2024, compared to a net loss of $4.4 million for the prior year period. The change in our results was primarily driven by increases in interest income and non-interest income, partially offset by an increase in non-interest expense compared to the prior fiscal year.

Net Interest Income

Net interest income decreased $0.2 million, or 0.9%, to $22.6 million for fiscal year 2024, compared to $22.8 million for the prior year period. The decrease was attributable to a $6.6 million increase in interest expense, partially offset by a $6.3 million increase in interest income for the period.

Interest income increased $6.3 million, or 22.7%, to $34.0 million, compared to $27.7 million for the prior year period. Interest income on loans increased $4.6 million, or 18.3%, primarily due to an increase in the average yield on the portfolio of 52 basis points, coupled with a $32.9 million, or 5.7%, increase in average loan balances. Interest income on money market investments increased $1.6 million to $2.7 million, compared to $1.1 million for the prior year period, due to an increase in average interest rates of 2.75% on the Bank's interest-bearing account at the Federal Reserve Bank. Interest income on investment securities was also higher, despite a decrease of $7.2 million in average balances, due to an average increase in yields of 54 basis points compared to the prior year period.

Interest expense increased $6.6 million to $11.5 million, compared to $4.9 million for the prior year period. The higher interest rate environment is reflected in the average cost of interest-bearing deposits and borrowing costs for the comparative period. Interest expense on deposits increased $5.4 million, primarily due to an increase in the average rates paid on money market and certificate of deposit accounts. Interest expense on borrowings increased $1.2 million from the prior fiscal year, due to increases in both the average outstanding balances of $17.5 million and average borrowing rates of 92 basis points.

Provision for Credit Losses

The Bank recorded an $83 thousand provision for credit loss for fiscal year 2024, compared to a $100 thousand provision for loan loss for the prior year period. For the year ended March 31, 2024, net charge-offs of $109 thousand were recognized, compared to net charge-offs of $495 thousand in the prior year period. Total charge-offs of $170 thousand were recognized for fiscal year 2024, compared to total charge-offs of $727 thousand for the prior fiscal year. At March 31, 2024, nonaccrual loans totaled $11.8 million, or 1.6% of total assets, compared to $12.3 million, or 1.7% of total assets at March 31, 2023. The ACL was $5.9 million at March 31, 2024, which represents a ratio of the ACL to nonaccrual loans of 49.9%, compared to 42.6% at March 31, 2023. The ratio of the ACL to total loans receivable, excluding PPP loans, was 0.94% at March 31, 2024, compared to 0.88% at March 31, 2023.

Non-interest Income

Non-interest income for the twelve months ended March 31, 2024 increased $3.1 million, or 86.1%, to $6.7 million compared to $3.6 million in the prior year period. Non-interest income for the current fiscal year included $2.4 million grant income recognized from the Bank's award through the CDFI Fund's Equitable Recovery Program. The Bank also recognized $0.5 million grant income associated with a loan program no longer in existence, that had been transferred to the Bank through an acquired institution. In addition, other non-interest income included a $296 thousand death benefit recorded in BOLI income during the third quarter of the current fiscal year.

Non-interest Expense

Non-interest expense for the twelve months ended March 31, 2024 increased $1.5 million, or 4.9%, to $32.2 million compared to $30.7 million for the prior year period. Employee compensation and benefits increased compared to the prior year period due to the Company's transition to a new payroll and benefits administrator during the first quarter of the current fiscal year, and new permanent staff hired to replace temporary consultants. Data processing expense was higher due to upgraded cybersecurity systems and the implementation of service contracts for new consumer loan and deposit products. Other non-interest expense increased due to higher legal costs associated with an activist shareholder and audit fees related to the CECL implementation. In addition, operating charge-offs were higher compared to the prior year period due to a higher number of check fraud incidents.

Income Taxes

The Company did not have any federal, state and local income tax expense as of March 31, 2024 and 2023. State and local capital tax expenses of $162 thousand and $215 thousand for fiscal years 2024 and 2023, respectively, were included in other non-interest expense on the statements of operations.

Liquidity and Capital Resources

Liquidity is a measure of the Bank's ability to generate adequate cash to meet its financial obligations. The principal cash requirements of a financial institution are to cover potential deposit outflows, fund increases in its loan and investment portfolios and ongoing operating expenses. The Bank's primary sources of funds are deposits, borrowed funds and principal and interest payments on loans, mortgage-backed securities and investment securities. While maturities and scheduled amortization of loans, mortgage-backed securities and investment securities are predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are strongly influenced by changes in general interest rates, economic conditions and competition. Carver Federal monitors its liquidity utilizing guidelines that are contained in a policy developed by its management and approved by its Board of Directors. Carver Federal's several liquidity measurements are evaluated on a frequent basis.

Management believes Carver Federal's short-term assets have sufficient liquidity to cover loan demand, potential fluctuations in deposit accounts and to meet other anticipated cash requirements, including interest payments on our subordinated debt securities. Additionally, Carver Federal has other sources of liquidity including the ability to borrow from the Federal Home Loan Bank of New York ("FHLB-NY") utilizing unpledged mortgage-backed securities and certain mortgage loans, the sale of available-for-sale securities and the sale of certain mortgage loans. Net borrowings decreased $4.6 million during fiscal year 2024 as the Bank repaid a $10.0 million overnight advance secured from the FHLB-NY on March 31, 2023 and secured a $3.0 million 18-month advance from the new FHLB-NY 0% Development Advance (ZDA) Program during the second quarter of the current fiscal year. In addition, the Company borrowed $2.5 million through a long-term unsecured, below-market rate term loan from a third party to finance eligible loans offered through the Bank's community investment initiatives and loan programs. At March 31, 2024, based on available collateral held at the FHLB-NY, Carver Federal had the ability to borrow an additional $7.8 million on a secured basis, utilizing mortgage-related loans and securities as collateral. At March 31, 2024, the Bank had $28.0 million outstanding advances from the FHLB-NY. The Bank has the ability to pledge additional loans as collateral in order to borrow up to 30% of its total assets. The Company also had $13.4 million in long-term subordinated debt securities and $5.0 million in low interest loans outstanding as of March 31, 2024.

The Bank's most liquid assets are cash and short-term investments. The level of these assets is dependent on the Bank's operating, investing and financing activities during any given period. At March 31, 2024 and 2023, assets qualifying for short-term liquidity, including cash and cash equivalents, totaled $59.0 million and $42.6 million, respectively.

During fiscal year 2022, the Company entered into a sales agreement with an agent to sell, from time to time, our common stock having an aggregate offering price of up to $20.0 million, in an "at the market offering." During fiscal year 2022, we have sold an aggregate of 397,367 shares of our common stock pursuant to the terms of such sales agreement, for aggregate gross proceeds of approximately $3.1 million. Aggregate net proceeds received were approximately $3.0 million, after deducting expenses and commissions paid to the placement agent. There were no additional offerings during fiscal years 2023 and 2024.

The most significant potential liquidity challenge the Bank faces is variability in its cash flows as a result of mortgage refinance activity. When mortgage interest rates decline, customers' refinance activities tend to accelerate, causing the cash flow from both the mortgage loan portfolio and the mortgage-backed securities portfolio to accelerate. In contrast, when mortgage interest rates increase, refinance activities tend to slow, causing a reduction of liquidity. However, in a rising rate environment, customers generally tend to prefer fixed rate mortgage loan products over variable rate products. Carver Federal is also at risk to deposit outflows due to a competitive interest rate environment.

The Consolidated Statements of Cash Flows present the change in cash from operating, investing and financing activities. During fiscal year 2024, total cash and cash equivalents increased $16.4 million to $59.0 million reflecting cash provided by financing activities of $43.1 million, partially offset by cash used in investing activities of $20.1 million and cash used in operating activities of $6.6 million. Net cash used in operating activities totaled $6.6 million. Net cash used in investing activities of $20.1 million was attributable to loan purchases, partially offset by loan repayments and payoffs, net of originations and investment paydowns. Net cash provided by financing activities of $43.1 million resulted from a $46.6 million increase in net deposits, partially offset by a $4.6 million decrease in net borrowings. The Bank repaid a $10.0 million FHLB-NY overnight advance secured on March 31, 2023 and secured a $3.0 million 18-month advance from the new FHLB-NY 0% Development Advance (ZDA) Program during the second quarter of the current fiscal year. The Company also borrowed $2.5 million through a long-term unsecured below-market rate term loan from a third party to finance eligible loans offered through the Bank's community investment initiatives and loan programs. In addition, the Company issued common shares in a private placement transaction during the second quarter for gross proceeds of $1.0 million.

Potential Mortgage Representation and Warranty Liabilities

During the period 2004 through 2009, the Bank originated 1-4 family residential mortgage loans and sold the loans to the FNMA. The loans were sold to FNMA with the standard representations and warranties for loans sold to the GSE's. The Bank may be required to repurchase these loans in the event of breaches of these representations and warranties. In the event of a repurchase, the Bank is typically required to pay the unpaid principal balance as well as outstanding interest and fees. The Bank then recovers the loan or, if the loan has been foreclosed, the underlying collateral. The Bank is exposed to any losses on repurchased loans after giving effect to any recoveries on the collateral. The Bank has not received a request to repurchase any of these loans since the second quarter of fiscal 2015, and there have not been any additional requests from FNMA for loans to be reviewed. At March 31, 2024 the Bank continues to service 76 loans with a principal balance of $11.4 million for FNMA that had been sold with standard representations and warranties.

Management has established a representation and warranty reserve for losses associated with the repurchase of mortgage loans sold by the Bank to FNMA that we consider to be both probable and reasonably estimable. These reserves are reported in the consolidated statement of financial condition as a component of other liabilities. The reserves totaled $86 thousand as of March 31, 2024. The table below summarizes changes in our representation and warranty reserves in fiscal 2024:

$ in thousands	March 31, 2024
Representation and warranty repurchase reserve, as of March 31, 2023 [1]	$ 95
Net adjustment to reserve for repurchase losses [2]	(9)
Representation and warranty repurchase reserve, as of March 31, 2024 [1]	$ 86

(1) Reported in consolidated statements of financial condition as a component of other liabilities.
(2) Component of other non-interest expense.

Additional information related to the representation and warranty reserve, including factors that may impact the adequacy of the reserves and the ultimate amount of losses incurred is found in "Note 15 Commitments and Contingencies."

Off-Balance Sheet Arrangements and Contractual Obligations

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and in connection with its overall investment strategy. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk. In accordance with GAAP, these instruments are not recorded in the consolidated financial statements. Such instruments primarily include lending obligations, including commitments to originate mortgage and consumer loans and to fund unused lines of credit. The Bank also has contractual obligations related to operating leases. At March 31, 2024, the Bank had $4.9 million in outstanding commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated statements of condition when they are funded. See Note 15 of Notes to Consolidated Financial Statements for the Bank's outstanding lending commitments at March 31, 2024.

The Bank has contractual obligations at March 31, 2024 as follows:

$ in thousands	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Certificates of deposit	$ 224,684	$ 198,524	$ 22,278	$ 3,881	$ 1
Debt obligations:					
FHLB advances	28,136	28,136	—	—	—
Other borrowings	5,113	3	2,606	2,504	—
Guaranteed preferred beneficial interest in junior subordinated debentures	13,448	—	—	—	13,448
Total debt obligations	46,697	28,139	2,606	2,504	13,448
Operating lease obligations:					
Lease obligations for rental properties	11,367	2,705	5,127	3,349	186
Total contractual obligations	$ 282,748	$ 229,368	$ 30,011	$ 9,734	$ 13,635

Variable Interest Entities ("VIEs")

The Company's subsidiary, Carver Statutory Trust I, is not consolidated with Carver Bancorp Inc. for financial reporting purposes in accordance with the FASB's ASC Topic 810 regarding the consolidation of variable interest entities. Carver Statutory Trust I was formed in 2003 for the purpose of issuing $13.0 million aggregate liquidation amount of floating rate Capital Securities due September 17, 2033 ("Capital Securities") and $0.4 million of common securities (which are the only voting securities of Carver Statutory Trust I), which are 100% owned by Carver Bancorp Inc., and using the proceeds to acquire junior subordinated debentures issued by Carver Bancorp, Inc. Carver Bancorp, Inc. has fully and unconditionally guaranteed the Capital Securities along with all obligations of Carver Statutory Trust I under the trust agreement relating to the Capital Securities. The Company does not consolidate the accounts and related activity of Carver Statutory Trust I because it is not the primary beneficiary of the entity. At March 31, 2024, the Company's maximum exposure to the Trust is $13.4 million, which is the Company's liability to the Trust and includes the Company's investment in the Trust.

Regulatory Capital Position

The Bank must satisfy minimum capital standards established by the OCC. For a description of the OCC capital regulation, see "Item 1-Regulation and Supervision-Federal Banking Regulation-Capital Requirements." Regardless of Basel III's minimum requirements, Carver, as a result of the Formal Agreement, was issued an Individual Minimum Capital Ratio ("IMCR") letter by the OCC, which requires the Bank to maintain minimum regulatory capital levels of 9% for its Tier 1 leverage ratio and 12% for its total risk-based capital ratio. The Formal Agreement was terminated on January 18, 2023. The IMCR remains in effect.

At March 31, 2024, the Bank's capital level exceeded the regulatory requirements and its IMCR requirements with a common equity Tier 1 ratio, Tier 1 leverage ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio of 12.00%, 9.56%, 12.00% and 12.98%, respectively. For additional information regarding Carver Federal's Regulatory Capital and Ratios, refer to Note 12 of Notes to Consolidated Financial Statements, "Stockholders' Equity."

Impact of Inflation and Changing Prices

The financial statements and accompanying notes appearing elsewhere herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Carver Federal's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on Carver Federal's performance than do the effects of the general level of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

See discussion of Market Risk-Interest Rate Sensitivity Analysis in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Carver Bancorp, Inc.
New York, NY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Carver Bancorp, Inc. (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of April 1, 2023, due to the adoption of Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As described in Notes 2 and 4 to the Company's consolidated financial statements, the Company had a gross loan portfolio of $622.9 million and related allowance for credit losses ("allowance") of $5.9 million as of March 31, 2024. The allowance includes a reserve on the pooled loans of $5.8 million and a reserve on the individually analyzed loans of $0.008 million. The allowance consists of quantitative and qualitative components. The Company considers historical loss experience, forecasted business conditions, as well as reasonable and supportable forecasts to develop the quantitative component. The quantitative component is then adjusted for qualitative risk factors. The economic forecast uncertainty qualitative factor involves significant assumptions that require a high degree of management's judgment.

We identified the economic forecast uncertainty qualitative factor used by management to determine the allowance for credit losses as a critical audit matter. The inherent uncertainty in estimating forecasts requires management to make significant judgements and assumptions with respect to the economic forecast uncertainty qualitative factor. Auditing such assumptions required a high degree of auditor judgment and an increased auditor effort.

The primary procedures we performed to address this critical audit matter included:

- Testing the appropriateness of the data used by management in determining the economic forecast uncertainty qualitative factor by agreeing it back to third-party source data.

- Evaluating the reasonableness of the economic forecast uncertainty factor used by management by independently evaluating the market information and historical trends.

/s/ BDO USA, P.C.
We have served as the Company's auditor since 2016.
New York, NY
July 16, 2024

CARVER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

$ in thousands except per share data	March 31, 2024	March 31, 2023
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 58,522	$ 42,298
Money market investments	503	254
Total cash and cash equivalents	59,025	42,552
Investment securities:		
Available-for-sale, at fair value	48,030	53,843
Held-to-maturity, at amortized cost (fair value of $1,905 and $2,221, respectively)	2,008	2,318
Total investment securities	50,038	56,161
Loans receivable:		
Real estate mortgage loans	437,577	423,349
Commercial business loans	169,602	166,908
Consumer loans	15,699	7,639
Loans, net of deferred fees and costs	622,878	597,896
Allowance for credit losses	(5,871)	(5,229)
Total loans receivable, net	617,007	592,667
Premises and equipment, net	2,567	3,174
Federal Home Loan Bank of New York ("FHLB-NY") stock, at cost	2,004	2,266
Accrued interest receivable	3,662	1,911
Right-of-use assets	9,844	12,311
Other assets	12,649	12,182
Total assets	$ 756,796	$ 723,224
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing checking	$ 102,013	$ 109,401
Interest-bearing deposits		
Interest-bearing checking	46,358	49,473
Savings	113,187	109,210
Money market	159,105	150,348
Certificates of deposit	223,719	178,694
Escrow	2,617	3,303
Total interest-bearing deposits	544,986	491,028
Total deposits	646,999	600,429
Advances from the FHLB-NY and other borrowed money	46,536	51,090
Operating lease liability	10,616	13,173
Other liabilities	10,336	13,308
Total liabilities	714,487	678,000
Commitments and contingencies (Note 15)	—	—
EQUITY		
Preferred stock (par value $0.01 per share: 9,557 and 13,201 Series D shares, with a liquidation preference of $1,000 per share, issued and outstanding, respectively)	9,557	13,201
Preferred stock (par value $0.01 per share: 3,177 Series E shares, with a liquidation preference of $1,000 per share, issued and outstanding, respectively)	3,177	3,177
Preferred stock (par value $0.01 per share: 9,000 Series F shares, with a liquidation preference of $1,000 per share, issued and outstanding, respectively)	9,000	9,000
Common stock (par value $0.01 per share: 10,000,000 shares authorized; 7,644,675 and 6,799,410 issued; 5,140,872 and 4,295,607 shares outstanding, respectively)	77	68
Additional paid-in capital	87,660	82,805
Accumulated deficit	(51,549)	(47,904)
Treasury stock, at cost (2,503,803 shares, respectively)	(2,908)	(2,908)
Accumulated other comprehensive loss	(12,705)	(12,215)
Total equity	42,309	45,224
Total liabilities and equity	$ 756,796	$ 723,224

See accompanying notes to consolidated financial statements

CARVER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,	
$ in thousands except per share data	**2024**	**2023**
Interest income:		
Loans	$ 29,651	$ 25,073
Mortgage-backed securities	583	619
Investment securities	1,131	929
Money market investments	2,654	1,079
Total interest income	34,019	27,700
Interest expense:		
Deposits	9,079	3,708
Advances and other borrowed money	2,379	1,203
Total interest expense	11,458	4,911
Net interest income	22,561	22,789
Provision for credit losses	83	100
Net interest income after provision for credit losses	22,478	22,689
Non-interest income:		
Depository fees and charges	2,208	2,197
Loan fees and service charges	493	480
Gain on sale of loans, net	30	107
Grant income	3,050	439
Other	942	372
Total non-interest income	6,723	3,595
Non-interest expense:		
Employee compensation and benefits	13,548	13,186
Net occupancy expense	4,545	4,604
Equipment, net	2,047	2,240
Data processing	2,972	2,562
Consulting fees	481	505
Federal deposit insurance premiums	596	389
Other	7,989	7,199
Total non-interest expense	32,178	30,685
Loss before income tax expense	(2,977)	(4,401)
Income tax expense	—	—
Net loss	$ (2,977)	$ (4,401)
Loss per common share:		
Basic	$ (0.61)	$ (1.03)
Diluted	$ (0.61)	$ (1.03)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years Ended March 31,	
$ in thousands	**2024**	**2023**
Net loss	$ (2,977)	$ (4,401)
Other comprehensive loss, net of tax:		
Change in unrealized loss of securities available-for-sale, net of income tax expense of $0 (due to full valuation allowance)	(490)	(5,553)
Total other comprehensive loss, net of tax	(490)	(5,553)
Total comprehensive loss, net of tax	$ (3,467)	$ (9,954)

See accompanying notes to consolidated financial statements

CARVER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

$ in thousands	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total Equity
Balance—March 31, 2022	**25,928**	**67**	**82,165**	**(43,503)**	**(2,908)**	**(6,662)**	**55,087**
Net loss	—	—	—	(4,401)	—	—	(4,401)
Other comprehensive loss, net of tax	—	—	—	—	—	(5,553)	(5,553)
Conversion of Series D preferred stock to common stock	(550)	1	549	—	—	—	—
Stock based compensation expense		—	91		—		91
Balance—March 31, 2023	**25,378**	**68**	**82,805**	**(47,904)**	**(2,908)**	**(12,215)**	**45,224**
Cumulative effect adjustment for adoption of ASU 2016-13	—	—	—	(668)	—	—	(668)
Net loss	—	—	—	(2,977)	—	—	(2,977)
Other comprehensive loss, net of tax	—	—	—	—	—	(490)	(490)
Conversion of Series D preferred stock to common stock	(3,644)	5	3,639	—	—	—	—
Issuance of common stock	—	4	996	—	—	—	1,000
Stock based compensation expense	—	—	220	—	—	—	220
Balance—March 31, 2024	**$ 21,734**	**$ 77**	**$ 87,660**	**$ (51,549)**	**$ (2,908)**	**$ (12,705)**	**$ 42,309**

See accompanying notes to consolidated financial statements

CARVER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

$ in thousands	Years Ended March 31,	
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,977)	$ (4,401)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for credit losses	83	100
Stock based compensation expense	220	91
Depreciation and amortization expense	965	1,058
Gain on sale of loans, net	(30)	(107)
Amortization and accretion of loan premiums and discounts and deferred charges	216	(202)
Amortization and accretion of premiums and discounts - securities	298	397
(Increase) decrease in accrued interest receivable	(1,751)	503
(Increase) decrease in other assets	(541)	480
Decrease in other liabilities	(3,054)	(8,432)
Net cash used in operating activities	**(6,571)**	**(10,513)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from principal payments, maturities and calls of investments: Available-for-sale	5,032	7,812
Proceeds from principal payments, maturities and calls of investments: Held-to-maturity	304	2,927
Purchase of bank-owned life insurance	—	(5,000)
Loans held-for-investment, net of (originations) and repayments/payoffs and maturities	6,275	(9,934)
Purchase of equity investment	(603)	—
Loans purchased from third parties	(31,526)	(14,289)
Proceeds from participation loans sold	—	4,000
Proceeds from sale of loans	563	1,129
Redemption (purchase) of FHLB-NY stock	262	(1,682)
Purchase of premises and equipment	(360)	(225)
Net cash used in investing activities	**(20,053)**	**(15,262)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase (decrease) in deposits	46,570	(27,688)
Proceeds from short-term borrowings	—	10,000
Repayment of short-term borrowings	(10,000)	—
Proceeds from long-term borrowings	5,527	25,000
Repayment of long-term borrowings	—	(3)
Issuance of common stock	1,000	—
Net cash provided by financing activities	**43,097**	**7,309**
Net increase (decrease) in cash and cash equivalents	16,473	(18,466)
Cash and cash equivalents at beginning of period	42,552	61,018
Cash and cash equivalents at end of period	$ 59,025	$ 42,552
Supplemental cash flow information:		
Noncash financing and investing activities		
Recognition of right-of-use asset	$ —	$ 1,103
Recognition of operating lease liability	—	1,103
Recognition of finance lease asset	—	183
Recognition of finance lease liability	—	183
Conversion of preferred stock to common stock	3,644	550
Cash paid for:		
Interest	$ 10,711	$ 4,621
Income taxes	232	193

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Nature of operations

Carver Bancorp, Inc. (on a stand-alone basis, the "Company" or "Registrant"), was incorporated in May 1996 and its principal wholly-owned subsidiaries are Carver Federal Savings Bank (the "Bank" or "Carver Federal") and Alhambra Holding Corp., an inactive Delaware corporation. Carver Federal's wholly-owned subsidiaries are CFSB Realty Corp., Carver Community Development Corporation ("CCDC") and CFSB Credit Corp., which is currently inactive. The Bank has a real estate investment trust, Carver Asset Corporation ("CAC"), that was formed in February 2004.

"Carver," the "Company," "we," "us" or "our" refers to the Company along with its consolidated subsidiaries. The Bank was chartered in 1948 and began operations in 1949 as Carver Federal Savings and Loan Association, a federally-chartered mutual savings and loan association. The Bank converted to a federal savings bank in 1986. On October 24, 1994, the Bank converted from a mutual holding company structure to stock form and issued 2,314,375 shares of its common stock, par value $0.01 per share. On October 17, 1996, the Bank completed its reorganization into a holding company structure (the "Reorganization") and became a wholly-owned subsidiary of the Company.

Carver Federal's principal business consists of attracting deposit accounts through its branches and investing those funds in mortgage loans and other investments permitted by federal savings banks. The Bank has seven branches located throughout the City of New York that primarily serve the communities in which they operate.

In September 2003, the Company formed Carver Statutory Trust I (the "Trust") for the sole purpose of issuing trust preferred securities and investing the proceeds in an equivalent amount of floating rate junior subordinated debentures of the Company. In accordance with Accounting Standards Codification ("ASC") 810, "Consolidation," Carver Statutory Trust I is unconsolidated for financial reporting purposes. On September 17, 2003, Carver Statutory Trust I issued 13,000 shares, liquidation amount $1,000 per share, of floating rate capital securities. Gross proceeds from the sale of these trust preferred debt securities of $13.0 million, and proceeds from the sale of the trust's common securities of $0.4 million, were used to purchase approximately $13.4 million aggregate principal amount of the Company's floating rate junior subordinated debt securities due 2033. The trust preferred debt securities are redeemable at par quarterly at the option of the Company beginning on or after September 17, 2008, and have a mandatory redemption date of September 17, 2033. Cash distributions on the trust preferred debt securities are cumulative and payable at a floating rate per annum resetting quarterly with a margin of 3.05% over the three-month LIBOR. During the second quarter of fiscal year 2017, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through September 2016. Such payments were made in September 2016. Interest on the debentures had been deferred beginning with the December 2016 payment, per the terms of the agreement, which permit such deferral for up to twenty consecutive quarters, as the Company is prohibited from making payments without prior regulatory approval. During the fourth quarter of fiscal year 2021, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through June 2021. Full payment was made on June 16, 2021. The Company deferred the September 17, 2021 interest payment, but has since had discussions with the Federal Reserve Bank of Philadelphia regarding future quarterly payments. A streamlined process has been developed for the Company to request regulatory approval to make debenture interest payments. On December 16, 2021, the Company paid the deferred interest that was due on September 17, 2021 and the regular quarterly interest payment due on December 17, 2021. All quarterly interest payments subsequent to the June 2021 payment up to and including the June 2024 payment have been made. The interest rate was 8.64% and the accrued interest was $45 thousand at March 31, 2024.

While Carver has suspended its regular quarterly cash dividend on its common stock, in the future, Carver may rely on dividends from Carver Federal to pay cash dividends to its stockholders and to engage in share repurchase programs. In recent years, Carver has been successful in obtaining cash independently through its capital raising efforts, which may include cash from government grants or below market-rate loans. As the subsidiary of a savings and loan association holding company, Carver Federal must file a notice or an application (depending on the proposed dividend amount) with the OCC (and a notice with the FRB) prior to the declaration of each capital distribution. The OCC will disallow any proposed dividend that, among other reasons, would result in Carver Federal's failure to meet the OCC minimum capital requirements.

Regulation

On May 24, 2016, the Bank entered into a Formal Agreement ("the Agreement") with the OCC to undertake certain compliance-related and other actions. As a result of the Agreement, the Bank was required to obtain the approval of the OCC prior to effecting any change in its directors or senior executive officers, paying dividends and entering into any "golden parachute payments" as that term is defined under 12 U.S.C. § 1828(k) and 12 C.F.R. Part 359. As a result of the Agreement, Carver was issued an Individual Minimum Capital Ratio ("IMCR") letter by the OCC, which requires the Bank to maintain minimum regulatory capital levels of 9% for its Tier 1 leverage ratio and 12% for its total risk-based capital ratio. The Agreement was terminated on January 18, 2023. The IMCR remains in effect.

The Company continues to be subject to similar requirements that the Bank was subject to under the Agreement. The Company must provide notice to the FRB prior to effecting any change in its directors or senior executive officers. The Company is also subject to restrictions on golden parachute and indemnification payments, as set forth in 12 C.F.R. Part 359. Written approval of the Federal Reserve Bank is required prior to (1) the declaration or payment of dividends by the Company to its stockholders, (2) the declaration or payment of dividends by the Bank to the Company, (3) any distributions of interest or principal by the Company on subordinated debentures or trust preferred securities, (4) any purchases or redemptions of the Company's stock and (5) the Company incurring, increasing or guaranteeing certain long-term debt outside the ordinary course of business. These limitations could affect our operations and financial performance.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidated financial statement presentation

The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned or majority-owned subsidiaries, Carver Asset Corporation, CFSB Realty Corp., CCDC, and CFSB Credit Corp., which is currently inactive. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's subsidiary, Carver Statutory Trust I, is not consolidated with Carver Bancorp, Inc. for financial reporting purposes. Carver Statutory Trust I was formed in 2003 for the purpose of issuing $13.0 million aggregate liquidation amount of floating rate Capital Securities due September 17, 2033 ("Capital Securities") and $0.4 million of common securities (which are the only voting securities of Carver Statutory Trust I), which are 100% owned by Carver Bancorp, Inc., and using the proceeds to acquire Junior Subordinated Debentures issued by Carver Bancorp, Inc. Carver Bancorp, Inc. has fully and unconditionally guaranteed the Capital Securities along with all obligations of Carver Statutory Trust I under the trust agreement relating to the Capital Securities. The Company does not consolidate the accounts and related activity of Carver Statutory Trust I because it is not the primary beneficiary of the entity.

Variable interest entities ("VIEs") are consolidated, as required, when Carver has a controlling financial interest in these entities and is deemed to be the primary beneficiary. Carver is normally deemed to have a controlling financial interest and be the primary beneficiary if it has both (a) the power to direct activities of a VIE that most significantly impact the entity's economic performance; and (b) the obligation to absorb losses of the entity that could benefit from the activities that could potentially be significant to the VIE.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the period then ended. Amounts subject to significant estimates and assumptions are items such as the allowance for credit losses, realization of deferred tax assets, and the fair value of financial instruments. While management uses available information to recognize losses on loans, future additions to the allowance for credit loss or future writedowns of real estate owned may be necessary based on changes in economic conditions in the areas where Carver Federal has extended mortgages and other credit instruments. Actual results could differ significantly from those assumptions. Current market conditions increase the risk and complexity of the judgments in these estimates.

Certain comparative amounts for the prior period have been reclassified to conform to current period presentations. Such reclassifications had no effect on net income or shareholders' equity.

Recent Events

The business climate continues to present significant challenges as banks continue to absorb heightened regulatory costs and compete for limited loan demand. Significant increases in food and energy prices resulted from swift increases in the rate of inflation. The Federal Reserve began increasing the federal funds rate at the March 2022 meeting, and is currently maintaining a target interest rate range between 5.25% and 5.5%. For Carver, the economic climate of New York City ("the City"), in particular, impacts our business as the City lags behind the rest of New York State and the nation both in restoring pandemic job losses and in rebounding to pre-pandemic levels of unemployment. The City's unemployment rate remains high at 4.9%, exceeding the national average, as employment in the arts and entertainment, food and hospitality sectors continue to remain below their pre-pandemic highs.

The closure of five banks in 2023 led to industry-wide concerns related to liquidity, deposit outflows, unrealized securities losses and eroding confidence in the banking system from the general public. In response to these developments, the Company took a number of preemptive actions, which included proactive outreach to clients and steps to maximize its funding sources. As a result, the Company's liquidity position remains adequate. The impact of market volatility from the adverse developments in the banking industry along with continued high inflation and rising interest rates, will depend on future developments, which are highly uncertain and difficult to predict.

The Company is closely monitoring its asset quality, liquidity, and capital positions, as well as the credit risk in its loan portfolio. Management is actively working to minimize the current and future impact of the current business and industry environment, and is continuing to make adjustments to operations where appropriate or necessary to mitigate risk. However, these factors and events may have negative effects on the business, financial condition, and results of operations of the Company and its customers.

Cash and cash equivalents

For the purpose of reporting cash flows, cash and cash equivalents include cash, amounts due from depository institutions and other short-term instruments with an original maturity of three months or less. The amounts due from depository institutions include an interest-bearing account held at the Federal Reserve Bank where any additional cash reserve required on demand deposits would be maintained. Currently, this reserve requirement is zero since the Bank's vault cash satisfies cash reserve requirements for deposits.

Investment Securities

When purchased, debt securities are designated as either investment securities held-to-maturity, available-for-sale or trading. Securities are classified as held-to-maturity and carried at amortized cost only if the Bank has a positive intent and ability to hold such securities to maturity. Securities held-to-maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts using the level-yield method over the remaining period until maturity. The Bank's held-to-maturity portfolio consists of mortgage-backed securities that are either fully guaranteed or issued by a government sponsored enterprise, which has a credit rating and perceived credit risk comparable to the U.S. government. As such, no allowance for credit losses was recorded on securities held-to-maturity as of March 31, 2024.

Securities are classified as available-for-sale based upon management's ability to sell in response to actual or anticipated changes in interest rates, resulting prepayment risk or any other factors. Available-for-sale securities are reported at fair value. Estimated fair values of securities are based on either published or security dealers' market value if available. If quoted or dealer prices are not available, fair value is estimated using quoted or dealer prices for similar securities.

The Bank conducts periodic reviews to identify and evaluate each investment that has an unrealized holding loss. Unrealized holding gains or losses for securities available-for-sale are excluded from earnings and reported net of deferred income taxes in accumulated other comprehensive loss, a component of Stockholders' Equity. For available-for-sale securities in an unrealized loss position, management determines whether the Company has the intent to sell the security, or will more likely than not be required to sell the security before the recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the allowance for credit loss ("ACL") is written off and the amortized cost adjusted for that amount. If any incremental credit loss occurs, the amortized cost is adjusted further by the credit loss and recorded in earnings. For AFS securities that do not meet the above criteria, management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management may consider various factors including downgrades in the rating of the security by rating agencies, failure of the issuer to make scheduled interest or principal payments or adverse conditions specifically related to the security. If the decline in fair value is due to credit loss, the credit loss is recorded through ACL, limited by the amount that the fair value is less than the amortized cost basis. Losses related to non-credit related factors will be recorded in other comprehensive income. Changes in the ACL are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the ACL when management believes the uncollectibility of an available-for-sale security is confirmed, or when either of the criteria regarding intent or requirement to sell is met. Gains or losses on sales of securities of all classifications are recognized based on the specific identification method.

For periods prior to the Company's April 1, 2023 adoption of ASC 326, management conducted periodic reviews on at least a quarterly basis to evaluate securities for other-than-temporary impairment ("OTTI"). The amount of OTTI when there were credit and non-credit losses on a debt security that the Bank did not intend to sell, and was more likely than not would not be required to sell prior to the recovery of the non-credit impairment, the portion of the total impairment that was attributable to the credit loss was recognized in earnings. The remaining difference between the debt security's amortized cost basis and its fair value would be included in other comprehensive income (loss). There were no OTTI charges recorded during the fiscal year ended March 31, 2023.

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in earnings.

Loans Held-for-Sale

Loans are only transferred to held-for-sale classification upon the determination by Carver to sell a loan. Held-for-sale loans are carried at the lower of cost or fair value. If a loan is transferred to held-for sale, any previously recorded allowance for credit loss is reversed into earnings and a valuation allowance would be recognized. Subsequent changes in fair value are recognized in earnings as a valuation allowance. The valuation methodology for loans held-for-sale varies based upon the circumstances. Held-for-sale values may be based upon accepted offer amounts, appraised value of underlying mortgaged premises, prior loan loss experience of Carver in connection with recent loan sales for the loan type in question, and/or other acceptable valuation methods.

Loans Receivable

Loans receivable are carried at unpaid principal balances plus unamortized premiums, certain deferred direct loan origination costs and deferred loan origination fees and discounts, less the allowance for credit losses and charge-offs.

The Bank defers loan origination fees and certain direct loan origination costs and amortizes or accretes such amounts as an adjustment of yield over the contractual lives of the related loans using methodologies which approximate the interest method. Premiums and discounts on loans purchased are amortized or accreted as an adjustment of yield over the contractual lives of the related loans, adjusted for prepayments when applicable, using methodologies which approximate the interest method.

Loans are placed on nonaccrual status when they are past due 90 days or more as to contractual obligations or when other circumstances indicate that collection is not probable. When a loan is placed on nonaccrual status, any accrued but uncollected interest is reversed from current interest income. Payments received on a nonaccrual loan are either applied to protective advances, the outstanding principal balance or recorded as interest income, depending on an assessment of the ability to collect the loan. A nonaccrual loan may be restored to accrual status when principal and interest payments have been brought current and the loan has performed in accordance with its contractual terms for a reasonable period (generally six months).

Allowance for Credit Losses ("ACL")

For periods prior to the Company's April 1, 2023 adoption of ASC 326, the Bank utilized an impairment model based on incurred losses in estimating the allowance for loan and lease losses ("ALLL"). Under this approach, the Bank maintained a general reserve allowance for homogeneous pools of loans based upon historical loss factors and applied a risk factor to each pool that determined the level of general reserves for that specific pool and the Bank's loss emergence period ("LEP") assumptions, which represented the Bank's estimate of the average amount of time from the point at which a loss is incurred to the point at which the loss is confirmed. Because actual loss experience may not adequately predict the level of losses inherent in a portfolio, the Bank reviewed qualitative factors to determine if reserves should be adjusted based upon any of those factors. Carver also maintained a specific reserve allowance for criticized and classified loans individually reviewed for impairment. The amount assigned to the specific reserve allowance was individually determined based upon (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the loan's observable market price, or (3) the fair value of the collateral if the loan was collateral dependent.

The ALLL was replaced by the ACL upon adoption of the current expected credit loss model ("CECL") under ASC 326. The ACL is a valuation account that is deducted from the loan portfolio's amortized cost basis to present the net amount expected to be collected on the loans. Additions to the allowance are recognized through the provision for credit losses. Loan losses are charged off against the allowance when management believes a loan balance is deemed as uncollectible.

Management continues its collection efforts on previously charged-off balances and applies recoveries as additions to the ACL. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount and a reversion to historical after the reasonable and supportable period. Expected credit losses were estimated using a regression model based on historical data from the Company and peer institutions. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level or term, as well as for changes in environmental conditions, such as changes in economic conditions, property values or other relevant factors. The discounted cash flow ("DCF") methodology is used for substantially all pools, applied with a 4-quarter reasonable and supportable forecast period and the loss rate reverts back to the long-term historical loss average with a 12-quarter straight-line reversion period where the ACL reflects the difference between the amortized cost and the present value of the expected cash flows (including prepayments and defaults). The expected cash flows are discounted at the effective interest rate and the entire change in present value is reported as a provision for credit loss (or reversal of credit loss). On a quarterly basis, management considers probability of default utilizing economic forecasts including civilian unemployment rates and CPI index, and loss given default assumptions using Frye-Jacobs estimations.

The Company has elected to exclude accrued interest from the amortized cost basis in determining credit losses. Accrued interest receivable on loans is included in a separate line item on the Consolidated Statements of Financial Condition. Accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past due by 90 days or more with respect to principal or interest, except for loans that are well-secured and in the process of collection. When a loan is placed on nonaccrual status, any accrued but uncollected interest is reversed from current income. Interest income on nonaccrual loans is recorded when received based upon the collectability of the loan.

Expected credit losses are measured on a collective pool basis when similar risk characteristics exist. Loans with similar risk characteristics are grouped into homogeneous segments, or pools, for allowance calculation. The following discussion describes the general risks associated with the Bank's loan portfolio segments:

- One-to-four Family - Carver Federal purchases first mortgage loans secured by one-to-four family properties that serve as the primary residence of the owner and non-qualified mortgages for one-to-four family residential loans. The loans are underwritten in accordance with applicable secondary market underwriting guidelines and requirements for sale. These loans present a moderate level of risk due primarily to general economic conditions.

- Multifamily - Carver Federal originates and purchases recourse and non-recourse multifamily loans. The Bank generally requires a debt service coverage ratio at origination of at least 1.30x, and that the maximum loan-to-value ("LTV") at origination not exceed 70% based on the appraised value of the mortgaged property. Multifamily property lending entails additional risks compared to one-to-four family lending. These loans are dependent on the successful operation of such buildings and can be significantly impacted by economic conditions, industry concentration, valuation of the underlying properties, lease terms, occupancy/vacancy rates, and changes in market demand for multifamily units. The Bank primarily considers the property's ability to generate net operating income sufficient to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and the Bank's lending experience with the owner/guarantor.

- Commercial Real Estate ("CRE") - CRE lending consists predominantly of originating loans for the purpose of purchasing or refinancing office, mixed-use properties, retail and church buildings in the Bank's market area. Mixed-use loans are secured by properties that are intended for both commercial and residential use, but predominantly commercial, and are classified as CRE. The Bank primarily considers the ability of the net operating income generated by the real estate to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and the Bank's lending experience with the owner/guarantor. The maximum LTV ratio on CRE loans at origination is generally 70% based on the latest appraised fair market value of the mortgaged property and the Bank generally requires a debt service coverage ratio at origination of at least 1.30x. The Bank also requires the assignment of rents of all tenants' leases in the mortgaged property and personal guarantees may be obtained for additional security from these borrowers. CRE loans generally present a higher level of risk than other types of loans due primarily to the effect of general economic conditions and the complexities involved in valuing the underlying collateral.

- Construction - Carver Federal historically originated or participated in construction loans for new construction and renovation of multifamily buildings, residential developments, community service facilities, churches, and affordable housing programs. The loans provide for disbursement in stages as construction is completed. Borrowers must satisfy all credit requirements that apply to the Bank's permanent mortgage loan financing for the mortgaged property. The Bank has additional criteria for construction loans, including an engineer's plan and periodic cost reviews on all construction budgets for loans. Construction loans present an increased level of risk from the effect of general economic conditions and uncertainties surrounding construction costs.

- Business - Carver Federal originates and purchases business and SBA loans primarily to businesses located in its primary market area and surrounding areas. Business loans are typically personally guaranteed by the owners and may also be secured by additional collateral, including real estate, equipment and inventory. Business loans are subject to increased risk from the effect of general economic conditions. SBA loans are guaranteed by the U.S. government based on the percentage of each individual program.

- Consumer (including Overdraft accounts) - The Consumer portfolio includes student loans to medical students enrolled in several medical schools throughout the United States and Caribbean, as well as unsecured consumer loans purchased from or originated through strategic partnerships with Bankers Healthcare Group, LLC and Upstart Holdings, Inc. Consumer loans are typically unsecured and more susceptible to declining economic conditions.

Because expected loss predictions may not adequately project the level of losses inherent in a portfolio, the Bank reviews a number of qualitative factors on a quarterly basis to determine if reserves should be adjusted based upon any of those factors. As the risk ratings deteriorate, some of the qualitative factors tend to increase. A number of qualitative factors are considered including economic forecast uncertainty, credit quality trends, valuation trends, concentration risk, quality of loan review, changes in personnel, impact of rising rates, external factors and other considerations. Although the quantitative calculation includes a measurement of statistical economic conditions based on national averages, an additional analysis is performed at the qualitative level that applies specifically to the Company's geographic area and the banking industry that includes reasonable and supportable forecasts.

Representation and Warranty Reserve

During the period 2004 through 2009, the Bank originated 1-4 family residential mortgage loans and sold the loans to the Federal National Mortgage Association ("FNMA"). The loans were sold to FNMA with the standard representations and warranties for loans sold to the Government Sponsored Entities (GSEs). The Bank may be required to repurchase these loans in the event of breaches of these representations and warranties. In the event of a repurchase, the Bank is typically required to pay the unpaid principal balance as well as outstanding interest and fees. The Bank then recovers the loan or, if the loan has been foreclosed, the underlying collateral. The Bank is exposed to any losses on repurchased loans after giving effect to any recoveries on the collateral.

Management has established a representation and warranty reserve for losses associated with the repurchase of mortgage loans sold by the Bank to FNMA that we consider to be both probable and reasonably estimable. These reserves are reported in the consolidated statement of financial condition as a component of other liabilities. The calculation of the reserve is based on estimates, which are uncertain, and require the application of judgment. In establishing the reserves, we consider a variety of factors, including those loans that are under review by FNMA that have not yet received a repurchase request. The Bank tracks the FNMA claims monthly and evaluates the reserve on a quarterly basis.

Segment Reporting

The Company has determined that all of its activities constitute one reportable operating segment.

Concentration of Risk

The Bank's principal lending activities are concentrated in loans secured by real estate, a substantial portion of which are located in New York City. Accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio is susceptible to changes in New York's real estate market conditions. Qualitative factors in the ACL calculation considers the Bank's concentration risk.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment and leasehold improvements, at cost less accumulated depreciation and amortization. Depreciation and amortization charges are included in Non-Interest Expense in the consolidated statements of operations and are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 25 years
Furnishings and equipment	3 to 5 years
Leasehold improvements	Lesser of useful life or remaining term of lease

Maintenance, repairs and minor improvements are charged to non-interest expense in the period incurred.

Leases

Leases are classified as operating or finance leases at the lease commencement date. The Company includes lease renewal options in the lease term if it is reasonably certain the option will be exercised. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. The Company uses its incremental borrowing rate, which is the rate for a fully collateralized and fully amortizing loan with a maturity date that is similar to the lease term, at lease commencement to calculate the present value of lease payments when the implicit rate in a lease is not readily determinable.

Federal Home Loan Bank Stock

The FHLB-NY has assigned to the Bank a mandated membership stock purchase, based on the Bank's asset size. In addition, for all borrowing activity, the Bank is required to purchase shares of FHLB-NY non-marketable capital stock at par. Such shares are redeemed by FHLB-NY at par with reductions in the Bank's borrowing levels. FHLB stock does not have a readily determinable fair value and we do not consider these shares to be impaired at March 31, 2024 and 2023. The Bank carries this investment at historical cost.

Mortgage Servicing Rights

All separately recognized servicing assets totaled $140 thousand and $152 thousand, respectively, at March 31, 2024 and 2023, and are included in Other Assets in the consolidated statements of financial condition and measured at fair value. Changes in fair value are included in Non-Interest Income in the consolidated statements of operations. Servicing fee income of $44 thousand and $41 thousand, respectively, was recognized during the years ended March 31, 2024 and 2023, and is included in Non-Interest Income in the consolidated statements of operations.

Other Real Estate Owned

Real estate acquired by foreclosure or deed-in-lieu of foreclosure is recorded at fair value, less estimated selling costs, at the date of acquisition. Any subsequent adjustments will be to the lower of cost or fair value and included in Non-Interest Expense in the consolidated statements of operations. The fair value of such assets is determined based primarily upon independent appraisals and other relevant factors. The amounts ultimately recoverable from real estate owned could differ from the net carrying value of these properties because of economic conditions. Costs incurred to improve properties or prepare them for sale are capitalized. Revenues and expenses related to the holding and operating of properties are recognized in operations as earned or incurred. Gains or losses on sale of properties are recognized as incurred and are included in Non-Interest Expense in the consolidated statements of operations. As of March 31, 2024, the Bank held $52 thousand in a foreclosed residential real estate property as a result of obtaining physical possession. In addition, as of March 31, 2024 and 2023, we had residential loans with a carrying value of $2.7 million and $3.1 million, respectively, collateralized by residential real estate property for which formal foreclosure proceedings were in process.

Income Taxes

The Company records income taxes using the asset and liability method. Income tax expense (benefit) consists of income taxes currently payable (receivable) and deferred income taxes. Temporary differences between the basis of assets and liabilities for financial reporting and tax purposes are measured as of the balance sheet date. Deferred tax liabilities or recognizable deferred tax assets are calculated on such differences, using current statutory rates, which result in future taxable or deductible amounts. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Where applicable, deferred tax assets are reduced by a valuation allowance for any portion determined more likely than not to be realized. This valuation allowance would subsequently be adjusted by a charge or credit to income tax expense as changes in facts and circumstances warrant. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Any interest expense or penalties would be recorded as interest expense.

Earnings (Loss) per Common Share

The Company has preferred stock which are entitled to receive dividends if declared on the Company's common stock and are therefore considered to be participating securities. Basic earnings (loss) per share ("EPS") is computed using the two class method. This calculation divides net income (loss) available to common stockholders after the allocation of undistributed earnings to the participating securities by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. These potentially dilutive shares are then included in the weighted average number of shares outstanding for the period. Dilution calculations are not applicable to net loss periods.

Preferred and Common Dividends

The Company is prohibited from paying any dividends without prior regulatory approval pursuant to the terms of the Formal Agreement and Resolution to which it is subject, and is generally subject to regulations governing the payment of dividends. There are no assurances that the payments of common stock dividends will resume.

Treasury Stock

Treasury stock is recorded at cost and is presented as a reduction of stockholders' equity.

Stock Compensation Plans

The Company currently has multiple stock plans in place for employees and directors of the Company. The compensation cost related to share-based payment transactions is included in Employee Compensation and Benefits in the consolidated statements of operations. Compensation cost for all stock awards is calculated and recognized over a defined vesting period. Forfeitures are accounted for as they occur. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite vesting period for the entire award. The Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

Reserve for Off-Balance Sheet Credit Exposure

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the consolidated statements of condition when they are funded. The Company estimates a reserve for expected credit losses on loan commitments over the contractual period in which it is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Bank does not record any reserve for unconditionally cancellable unfunded lending commitment since the exposure may be canceled to prevent future credit loss. Reserves for unfunded lending commitments that are not unconditionally cancellable are included in Other Liabilities in the consolidated statements of financial condition and Non-Interest Expense in the consolidated statements of operations. Management will consider the likelihood that funding will occur and use the discount rate based on the associated pooled loan analysis loss rate to calculate the estimated expected credit losses. The Company recorded a provision for credit loss for off-balance sheet credit exposures of $1 thousand for the fiscal year ended March 31, 2024, The ACL on off-balance sheet credit exposures was $9 thousand as of March 31, 2024.

Grant Income

Designated as a Community Development Financial Institution ("CDFI") by the U.S. Department of the Treasury, the Bank is eligible for, and on occasion receives, assistance from the government and other financial institutions in the form of grants. The Company earns these grants through compliance with their conditions and by meeting the stated obligations. The Company therefore recognizes the grant income over the periods that bear the cost of meeting the obligations.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. If the criteria for sales accounting is not met, the Company will continue to recognize the financial asset and recognize an associated secured borrowing.

Recent Accounting Standards

Accounting Standards Recently Adopted

On April 1, 2023, the Company adopted ASC 326, which replaces the guidance on recognition and measurement of credit losses for financial assets. The new requirements, known as the current expected credit loss model ("CECL") will require entities to adopt an impairment model based on expected losses rather than incurred losses. Under the CECL model, the allowance for credit losses ("ACL") is a valuation allowance tat is deducted from the amortized cost basis of certain financial assets, including loans, held-to-maturity securities, and other receivables, to present the net carrying value at the amount expected to be collected. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This differs from the incurred loss model, which delays recognition of credit losses until it is probable a loss has been incurred. The Company applied the new guidance with a cumulative-effect adjustment to retained earnings as of April 1, 2023, using the modified-retrospective approach. Results for reporting periods beginning after April 1, 2023 are presented under CECL. Prior period amounts have not been restated and are reported in accordance with the incurred loss method. The adoption of ASC 326 resulted in an increase of $0.7 million to the allowance for credit losses related to loans and to the opening balance of accumulated deficit for the year ended March 31, 2024. There was no material impact for other assets within the scope of the new CECL guidance, such as held-to-maturity debt securities and other receivables.

On April 1, 2023, the Company adopted ASU No. 2022-02, "Financial Instruments - Credit Losses (ASC 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures," which eliminates the accounting guidance for TDRs, and replaced it with guidance and disclosure requirements for certain loan refinancing and restructuring activities to borrowers experiencing financial difficulty. The amendments also require disclosure of current period gross writeoffs by year of origination. The adoption of the standard did not have a material impact on the Company's consolidated statements of financial condition and results of operations.

On April 1, 2023, the Company adopted ASU No. 2021-10 "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance," which was issued to improve the financial reporting of government assistance received by business entities by requiring the disclosure of (1) the types of assistance received, (2) an entity's accounting for the assistance, and (3) the effect of the assistance on an entity's financial statements. The adoption of the standard did not have a material impact on the Company's consolidated statements of financial condition and results of operations.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" to enhance income tax disclosures to help investors better assess how a company's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The amendments in this update will require further disaggregated information about a reporting entity's effective tax rate reconciliation and information on income taxes paid. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024 (for the Company, the fiscal year ending March 31, 2026), and interim periods within those fiscal years. Early adoption is permitted. The amendments in this update should be applied on a prospective basis with an option for retrospective application. ASU 2023-09 is not expected to have a material impact on the Company's financial statements.

In November 2023, the FASB issued ASU No. 2023-07 "Segment Report (Topic 280): Improvements to Reportable Segment Disclosures" to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023 (for the

Company, the fiscal year ending March 31, 2025), and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company does not expect the adoption of this ASU to have a material impact on the Company's financial statements.

In March 2020, the FASB issued ASU No. 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting," which provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered "minor" so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or remeasurements of lease payments that otherwise would be required for modifications not accounted for as separate contracts. ASU 2020-04 is effective March 12, 2020 through December 31, 2022. An entity may elect to apply ASU 2020-04 for contract modifications as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this ASU must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. In December 2022, the FASB issued ASU No. 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848," which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply for relief in Topic 848. We anticipate this ASU will simplify any modifications we execute between the selected start date (yet to be determined) and December 31, 2024 that are directly related to LIBOR transition by allowing prospective recognition of the continuation of the contract, rather than extinguishment of the old contract resulting in writing off unamortized fees/costs. The amended guidance under Topic 848 and our ability to elect its optional expedients and exceptions are effective for us through December 31, 2024. The Company has adopted the LIBOR transition relief allowed under this standard.

NOTE 3.   INVESTMENT SECURITIES

Generally, the investment policy of the Bank is to invest funds among categories of investments and maturities based upon the Bank's asset/liability management policies, investment quality, loan and deposit volume and collateral requirements, liquidity needs and performance objectives. Debt securities are classified into three categories: trading, held-to-maturity, and available-for-sale. At March 31, 2024, securities with fair value of $48.0 million, or 96.0%, of the Bank's total securities were classified as available-for-sale, and the remaining securities with amortized cost of $2.0 million, or 4.0%, were classified as held-to-maturity, compared to $53.8 million and $2.3 million at March 31, 2023, respectively. The Bank had no securities classified as trading at March 31, 2024 and March 31, 2023.

Other investments as of March 31, 2024 primarily consists of the Company and Bank's investments in limited partnership Community Capital Funds and a $5.3 million bank-owned life insurance policy ("BOLI") that was purchased during the first quarter of fiscal year 2023 as a channel to add to the Company's non-interest income revenue by means of an investment considered safe and sound by the Company's regulators. The investments in the limited partnerships are measured using the equity method. The BOLI is carried at the cash surrender value of the underlying policies. Income generated from the investments and the increase in the cash surrender value of the BOLI is included in other non-interest income on the Statements of Operations. Other investments totaled $6.9 million at March 31, 2024 and are included in Other Assets on the Statements of Financial Condition.

The following tables set forth the amortized cost and fair value of securities available-for-sale and held-to-maturity at March 31, 2024 and March 31, 2023:

$ in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At March 31, 2024				
Available-for-Sale:				
Mortgage-backed securities:				
Government National Mortgage Association	$ 280	$ 4	$ (1)	$ 283
Federal Home Loan Mortgage Corporation	20,299	—	(4,501)	15,798
Federal National Mortgage Association	10,975	—	(2,339)	8,636
Total mortgage-backed securities	31,554	4	(6,841)	24,717
U.S. Government Agency Securities	6,219	—	(25)	6,194
Corporate Bonds	5,266	—	(2,203)	3,063
Muni Securities	17,696	—	(3,640)	14,056
Total available-for-sale	$ 60,735	$ 4	$ (12,709)	$ 48,030
Held-to-Maturity:				
Mortgage-backed securities:				
Government National Mortgage Association	$ 292	$ —	$ (9)	$ 283
Federal National Mortgage Association	1,716	—	(94)	1,622
Total held-to-maturity	$ 2,008	$ —	$ (103)	$ 1,905

$ in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At March 31, 2023				
Available-for-Sale:				
Mortgage-backed securities:				
Government National Mortgage Association	$ 341	$ 1	$ (1)	$ 341
Federal Home Loan Mortgage Corporation	21,651	—	(4,051)	17,600
Federal National Mortgage Association	11,714	—	(2,212)	9,502
Total mortgage-backed securities	33,706	1	(6,264)	27,443
U.S. Government Agency Securities	9,364	—	(38)	9,326
Corporate Bonds	5,269	—	(2,177)	3,092
Muni Securities	17,719	—	(3,737)	13,982
Total available-for-sale	$ 66,058	$ 1	$ (12,216)	$ 53,843
Held-to-Maturity:				
Mortgage-backed securities:				
Government National Mortgage Association	$ 366	$ —	$ (3)	$ 363
Federal National Mortgage Association	1,952	—	(94)	1,858
Total held-to-maturity	$ 2,318	$ —	$ (97)	$ 2,221

There were no sales of available-for-sale securities and held-to-maturity securities for the year ended March 31, 2024 and March 31, 2023.

Carver maintains a portfolio of mortgage-backed securities in the form of Government National Mortgage Association ("GNMA") pass-through certificates, Federal National Mortgage Association ("FNMA") mortgage-backed securities and Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities. GNMA pass-through certificates are guaranteed as to the payment of principal and interest by the full faith and credit of the United States Government, while FNMA and FHLMC securities are each guaranteed by their respective agencies as to principal and interest. Based on the high quality of the Bank's investment portfolio, current market conditions have not significantly impacted the pricing of the portfolio or the Bank's ability to obtain reliable prices.

At March 31, 2024, the Bank pledged mortgage-backed securities of $0.3 million and $2.2 million as collateral for public funds deposits and advances from the FHLB-NY, respectively.

The following tables set forth the unrealized losses and fair value of securities in an unrealized loss position at March 31, 2024 and March 31, 2023 for less than 12 months and 12 months or longer:

	At March 31, 2024					
	Less than 12 months		12 months or longer		Total	
$ in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Available-for-Sale:						
Mortgage-backed securities	$ —	$ —	$ (6,841)	$ 24,468	$ (6,841)	$ 24,468
U.S. Government Agency Securities	(2)	1,273	(23)	4,921	(25)	6,194
Corporate bonds	—	—	(2,203)	3,063	(2,203)	3,063
Muni securities	—	—	(3,640)	14,056	(3,640)	14,056
Total available-for-sale securities	$ (2)	$ 1,273	$ (12,707)	$ 46,508	$ (12,709)	$ 47,781
Held-to-Maturity:						
Mortgage-backed securities	$ —	$ —	$ (103)	$ 1,872	$ (103)	$ 1,872
Total held-to-maturity securities	$ —	$ —	$ (103)	$ 1,872	$ (103)	$ 1,872

	At March 31, 2023					
	Less than 12 months		12 months or longer		Total	
$ in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Available-for-Sale:						
Mortgage-backed securities	$ —	$ —	$ (6,264)	$ 27,146	$ (6,264)	$ 27,146
U.S. Government Agency Securities	(13)	4,075	(25)	5,251	(38)	9,326
Corporate bonds	—	—	(2,177)	3,092	(2,177)	3,092
Muni securities	—	—	(3,737)	13,982	(3,737)	13,982
Total available-for-sale securities	$ (13)	$ 4,075	$ (12,203)	$ 49,471	$ (12,216)	$ 53,546
Held-to-Maturity:						
Mortgage-backed securities	$ (3)	$ 363	$ (94)	$ 1,822	$ (97)	$ 2,185
Total held-to-maturity securities	$ (3)	$ 363	$ (94)	$ 1,822	$ (97)	$ 2,185

A total of 24 securities had an unrealized loss at March 31, 2024 and March 31, 2023. Mortgage-backed securities, U.S. government agency securities, municipal securities and a corporate bond security represented 51.2%, 13.0%, 29.4% and 6.4%, respectively, of total available-for-sale securities in an unrealized loss position at March 31, 2024. There were eight mortgage-backed securities, two U.S. government agency securities, one corporate bond and six municipal securities that had an unrealized loss position for more than 12 months at March 31, 2024. Management has evaluated available-for-sale securities that are in an unrealized loss position and determined that the declines in fair value are attributable to market volatility, and not credit quality or other factors. Given the high credit quality of the mortgage-backed securities which are backed by explicit U.S. government guarantees, or guarantees by government sponsored enterprises that have credit ratings and perceived credit risk comparable to the U.S. government, the high credit quality and strong financial performance of the U.S. government agency and the results of the individual analyses performed for and continuous surveillance on the municipal securities, as well as the corporate security that is a reputable institution in good financial standing, the risk of credit loss is minimal. Management believes that these unrealized losses are a direct result of the current rate environment and the Company has the ability and intent to hold the securities until maturity or the valuations recover. The Bank's held-to-maturity portfolio consists of mortgage-backed securities that are either fully guaranteed or issued by a government sponsored enterprise, which has a credit rating and perceived credit risk comparable to the U.S. government. As such, no allowance for credit losses on securities available-for-sale or held-to-maturity have been established as of March 31, 2024.

The following is a summary of the amortized cost and fair value of debt securities at March 31, 2024, by remaining period to contractual maturity (ignoring earlier call dates, if any). Actual maturities may differ from contractual maturities because certain security issuers have the right to call or prepay their obligations. The table below does not consider the effects of possible prepayments or unscheduled repayments.

$ in thousands	Amortized Cost	Fair Value	Weighted Average Yield
Available-for-Sale:			
One through five years	1,850	1,838	6.50 %
Five through ten years	4,684	3,961	2.44 %
After ten years	22,647	17,514	3.37 %
Mortgage-backed securities	31,554	24,717	1.67 %
	$ 60,735	$ 48,030	2.54 %
Held-to-maturity:			
Mortgage-backed securities	$ 2,008	$ 1,905	2.82 %

NOTE 4.   LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

The following is a summary of loans receivable, net of allowance for credit losses at March 31:

	March 31, 2024		March 31, 2023	
$ in thousands	Amount	%	Amount	%
One-to-four family	$ 82,787	13.3 %	$ 65,808	11.0 %
Multifamily	177,203	28.4 %	179,117	30.0 %
Commercial real estate	175,384	28.2 %	178,424	29.8 %
Construction	2,203	0.4 %	—	— %
Business [1]	169,602	27.2 %	166,908	27.9 %
Consumer [2]	15,699	2.5 %	7,639	1.3 %
Total loans receivable	622,878	100.0 %	597,896	100.0 %
Allowance for credit losses	(5,871)		(5,229)	
Total loans receivable, net	$ 617,007		$ 592,667	

[1] Includes business overdrafts of $73 thousand and $11 thousand as of March 31, 2024 and 2023, respectively

[2] Includes consumer overdrafts of $15 thousand and $19 thousand as of March 31, 2024 and 2023, respectively

The totals above are shown net of deferred loan fees and costs. Net deferred loan fees totaled $2.9 million and $2.8 million at March 31, 2024 and 2023, respectively. During fiscal year 2024, the Bank purchased $31.5 million loans at par, comprised of $20.0 million one-to-four family, $0.2 million business and $11.3 million consumer loans. The Bank purchased $14.3 million loans at par during fiscal year 2023, comprised of $4.0 million one-to-four family, $5.8 million commercial real estate, $0.6 million business and $3.9 million consumer loans.

Substantially all of the Bank's real estate loans receivable are principally secured by properties located in New York City. Accordingly, as with most financial institutions in the market area, the ultimate collectability of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in this area.

Real estate mortgage loan portfolios (one-to-four family) serviced for Federal National Mortgage Association ("FNMA") and other third parties are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans aggregated $11.6 million and $12.6 million at March 31, 2024 and 2023, respectively.

At March 31, 2024 the Bank pledged $48.0 million in total real estate mortgage loans as collateral for advances from the FHLB-NY.

The Bank participated as a lender in the Paycheck Protection Program ("PPP"), which opened on April 3, 2020. As part of the CARES Act, the Small Business Administration ("SBA") was authorized to temporarily guarantee loans under this new 7(a) loan program. Under the PPP, small businesses and other entities and individuals could apply for loans from existing SBA lenders and other approved regulated lenders that enroll in the program, subject to numerous limitations and eligibility criteria. Since the PPP loans are fully guaranteed by the SBA, there are no additional ACL reserves required. As of March 31, 2024, the Bank had approved and funded approximately 420 applications totaling $57.1 million of loans under the PPP. Business loans included PPP loans outstanding totaling $268 thousand as of March 31, 2024. The net loan origination fees on these loans totaled approximately $3 thousand and are being recognized into interest income on loans over the 2-year and 5-year stated maturity terms of the PPP loans using the straight-line deferral method. The Bank continues to receive debt forgiveness payments on PPP loans closed during the first and second rounds of the program. As the loans are paid off, the remaining net deferred origination fees are accelerated into income.

The following is an analysis of the allowance for credit losses based upon the method of evaluating loan reserves for the fiscal year ended March 31, 2024 under the expected loss methodology:

$ in thousands	One-to-four family	Multifamily	Commercial Real Estate	Construction	Business	Consumer	Unallocated	Total
Allowance for credit losses:								
Beginning Balance	$ 716	$ 1,109	$ 1,814	$ —	$ 1,139	$ 449	$ 2	$ 5,229
Impact of CECL adoption	1,220	(392)	(497)		505	(166)	(2)	668
Charge-offs	—	—	—	—	(10)	(160)	—	(170)
Recoveries	—	—	—	—	55	6	—	61
Provision for (Recovery of) Credit Losses	69	3	(95)	1	(274)	321	58	83
Ending Balance	$ 2,005	$ 720	$ 1,222	$ 1	$ 1,415	$ 450	$ 58	$ 5,871
Allowance for Credit Losses Ending Balance: collectively evaluated for impairment	$ 2,005	$ 720	$ 1,222	1	$ 1,408	$ 449	$ 58	$ 5,863
Allowance for Credit Losses Ending Balance: individually evaluated for impairment	—	—	—	—	7	1	—	8
Loan Receivables Ending Balance	$ 82,787	$ 177,203	$ 175,384	$ 2,203	$ 169,602	$ 15,699	$ —	$ 622,878
Ending Balance: collectively evaluated for impairment	78,636	174,718	170,862	2,203	156,340	15,654	—	598,413
Ending Balance: individually evaluated for impairment	4,151	2,485	4,522	—	13,262	45	—	24,465

The following is an analysis of the allowance for loan losses as of the fiscal year ended March 31, 2023 based upon the incurred loss impairment model:

$ in thousands	One-to-four family	Multifamily	Commercial Real Estate	Business	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 731	$ 1,114	$ 1,157	$ 2,497	$ 123	$ 2	$ 5,624
Charge-offs	—	—	(586)	—	(141)	—	(727)
Recoveries	90	—	10	127	5	—	232
Provision for (Recovery of) Loan Losses	(105)	(5)	1,233	(1,485)	462	—	100
Ending Balance	$ 716	$ 1,109	$ 1,814	$ 1,139	$ 449	$ 2	$ 5,229
Allowance for Loan Losses Ending Balance: collectively evaluated for impairment	$ 607	$ 1,109	$ 1,814	$ 937	$ 449	$ 2	$ 4,918
Allowance for Loan Losses Ending Balance: individually evaluated for impairment	109	—	—	202	—	—	311
Loan Receivables Ending Balance	$ 65,808	$ 179,117	$ 178,424	$ 166,908	$ 7,639	$ —	$ 597,896
Ending Balance: collectively evaluated for impairment	60,805	179,046	171,234	160,985	7,638	—	579,708
Ending Balance: individually evaluated for impairment	5,003	71	7,190	5,923	1	—	18,188

The following is a summary of nonaccrual loans, at amortized cost, at March 31, 2024 and 2023.

| $ in thousands | March 31, 2024 | | | March 31, 2023 |
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual	Nonaccrual Loans
Gross loans receivable:				
One-to-four family	$ —	$ 3,554	$ 3,554	$ 4,001
Multifamily	—	2,238	2,238	71
Commercial real estate	—	4,522	4,522	7,190
Business	100	1,317	1,417	998
Consumer	44	—	44	1
Total nonaccrual loans	$ 144	$ 11,631	$ 11,775	$ 12,261

Nonaccrual loans generally consist of loans for which the accrual of interest has been discontinued as a result of such loans becoming 90 days or more delinquent as to principal and/or interest payments. Accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past due by 90 days or more with respect to principal or interest, except for loans that are well-secured and in the process of collection. Interest income on nonaccrual loans is recorded when received based upon the collectability of the loan. There was no interest income recognized on nonaccrual loans during the twelve months ended March 31, 2024.

At March 31, 2024 and March 31, 2023, other non-performing assets totaled $52 thousand and $60 thousand, respectively, which consisted of other real estate owned comprised of one foreclosed residential property. Other real estate owned is included in other assets in the consolidated statements of financial condition. There were no held-for-sale loans at March 31, 2024 and March 31, 2023.

The Bank utilizes an internal loan classification system as a means of reporting problem loans within its loan categories:

Pass - Loans have demonstrated satisfactory asset quality, earning history, liquidity, and other adequate margins of creditor protection. These loans represent a moderate credit risk and some degree of financial stability, and are considered collectible in full.

Special Mention - Loans have potential weaknesses that deserve management's close attention. If uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date.

Substandard - Loans are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. These loans have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans have all the weaknesses inherent in those classified as Substandard, with the added characteristic that collection or liquidation in full, based on current facts, conditions and values, is highly questionable and improbable.

Loss - Loans are considered uncollectible with insignificant value and are charged off immediately to the allowance for credit losses.

One-to-four family residential loans and consumer loans are rated non-performing if they are delinquent in payments ninety or more days, or past maturity. All other one-to-four family residential loans and consumer loans are performing loans.

The following table presents the amortized cost of loans by year of origination and risk category by class of loans based on the most recent analysis performed in the current quarter as of March 31, 2024:

$ in thousands	2024	2023	2022	2021	2020	2019 and earlier	Revolving Loans	Total
Credit Risk Profile by Internally Assigned Grade:								
Multifamily								
Pass	$ 980	$ 6,587	$ 53,516	$ 50,778	$ 28,483	$ 34,374	$ —	$ 174,718
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	1,451	754	280	—	2,485
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	980	6,587	53,516	52,229	29,237	34,654	—	177,203
Commercial Real Estate								
Pass	$ 2,450	$ 29,064	$ 31,313	$ 27,635	$ 16,951	$ 62,775	$ —	170,188
Special Mention	—	—	—	—	—	674	—	674
Substandard	—	—	—	—	—	4,522	—	4,522
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	2,450	29,064	31,313	27,635	16,951	67,971	—	175,384
Construction								
Pass	$ —	$ 2,203	$ —	$ —	$ —	$ —	$ —	2,203
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	—	2,203	—	—	—	—	—	2,203
Business								
Pass	$ 7,050	$ 21,315	$ 32,675	$ 52,839	$ 10,845	$ 32,587	$ —	157,311
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	7,939	3,987	—	365	—	12,291
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	7,050	21,315	40,614	56,826	10,845	32,952	—	169,602
Gross charge-offs	—	—	—	—	—	10	—	10
Credit Risk Profile Based on Payment								
One-to-four Family								
Performing	$ —	$ 22,247	$ 3,830	$ 13,422	$ 1,424	$ 39,002	$ —	79,925
Non-Performing	—	—	—	—	—	2,862	—	2,862
Total	—	22,247	3,830	13,422	1,424	41,864	—	82,787
Consumer								
Performing	$ 2,003	$ 11,891	$ 570	$ 4	$ 16	$ 1,172	$ —	15,656
Non-Performing	—	42	1	—	—	—	—	43
Total	2,003	11,933	571	4	16	1,172	—	15,699
Gross charge-offs	—	18	1	—	—	141	—	160
Total Loans (excluding gross charge-offs)	$ 12,483	$ 93,349	$ 129,844	$ 150,116	$ 58,473	$ 178,613	$ —	$ 622,878

At March 31, 2023, the risk category by class of loans was as follows:

$ in thousands	Multifamily	Commercial Real Estate	Business
Credit Risk Profile by Internally Assigned Grade:			
Pass	$ 175,981	$ 170,534	$ 154,056
Special Mention	771	701	5,719
Substandard	2,365	7,189	7,133
Total	$ 179,117	$ 178,424	$ 166,908

	One-to-four family	Consumer
Credit Risk Profile Based on Payment Activity:		
Performing	$ 60,629	$ 7,639
Non-Performing	5,179	—
Total	$ 65,808	$ 7,639

Loans are considered past due if required principal and interest payments have not been received as of the date such payments were contractually due. The following tables present an aging analysis of the amortized cost of past due loans receivable at March 31, 2024 and 2023.

March 31, 2024

$ in thousands	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans Receivable
One-to-four family	$ 164	$ —	$ 2,859	$ 3,023	$ 79,764	$ 82,787
Multifamily	—	—	2,205	2,205	174,998	177,203
Commercial real estate	—	—	4,660	4,660	170,724	175,384
Construction	—	—	—	—	2,203	2,203
Business	1,959	214	12,071	14,244	155,358	169,602
Consumer	151	54	—	205	15,494	15,699
Total	$ 2,274	$ 268	$ 21,795	$ 24,337	$ 598,541	$ 622,878

March 31, 2023

$ in thousands	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans Receivable
One-to-four family	$ 1,207	$ 185	$ 2,475	$ 3,867	$ 61,941	$ 65,808
Multifamily	1,458	—	71	1,529	177,588	179,117
Commercial real estate	1,370	—	—	1,370	177,054	178,424
Business	11,006	—	5,014	16,020	150,888	166,908
Consumer	99	26	34	159	7,480	7,639
Total	$ 15,140	$ 211	$ 7,594	$ 22,945	$ 574,951	$ 597,896

At March 31, 2023, there were no loans 90 or more days past due and accruing interest.

Collateral dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the underlying collateral and the borrower is experiencing financial difficulty. All substandard and doubtful loans and any other loans that the Chief Credit Officer deems appropriate for review, are identified and reviewed for individual analysis. The following table presents the amortized cost of collateral dependent loans with the associated allowance amount, if applicable, as of March 31, 2024:

| | Collateral Type | | |
$ in thousands	Real Estate	Other	Allowance Allocated
One-to-four family	$ 4,151	$ —	$ —
Multifamily	2,485	—	—
Commercial real estate	4,522	—	—
Business	12,196	1,066	7
Consumer	—	45	1
	$ 23,354	$ 1,111	$ 8

Real estate collateral includes one-to-four family, multifamily and commercial properties. Collateral types securing business loans include accounts receivable. There have been no significant changes to the types of collateral securing the Bank's collateral dependent loans.

The following table presents information on impaired loans with the associated allowance amount and interest income recognized on a cash basis, if applicable, at March 31, 2023.

| | Impaired Loans by Class | | | | |
| | At March 31, 2023 | | | | |
$ in thousands	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Balance	Interest Income Recognized
With no specific allowance recorded:					
One-to-four family	$ 3,972	$ 4,567	$ —	$ 3,861	$ 111
Multifamily	71	71	—	220	—
Commercial real estate	7,190	7,378	—	4,054	36
Business	1,114	1,146	—	1,723	—
Consumer	1	1	—	—	—
With an allowance recorded:					
One-to-four family	1,031	1,031	109	554	41
Business	4,809	4,820	202	5,116	316
Total	$ 18,188	$ 19,014	$ 311	$ 15,528	$ 504

In certain circumstances, the Bank will modify the terms of a loan by granting a concession. Situations around these modifications may include extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, reduction in the face amount of the debt or reduction of past accrued interest. Loans modified are placed on nonaccrual status until the Company determines that future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate performance according to the restructured terms for a period of at least six months. There were no loan modifications to borrowers experiencing financial difficulty made during the twelve months ended March 31, 2024. There were three one-to-four family loans totaling $1.4 million modified during the twelve months ended March 31, 2023. At March 31, 2024, loans modified to borrowers experiencing financial difficulty totaled $6.8 million, $1.1 million of which were non-performing as they were either not consistently performing in accordance with their modified terms or not performing in accordance with their modified terms for at least six months. There were three modified loans totaling $5.7 million that were on accrual status as the Company has determined that future collection of the principal and interest is reasonably assured. These have generally performed according to the restructured terms for a period of at least six months. At March 31, 2023, total TDR loans were $7.6 million, of which $1.6 million were non-performing.

In an effort to proactively resolve delinquent loans, Carver had selectively extended to certain borrowers concessions such as extensions, rate reductions or forbearance agreements during the twelve months ended March 31, 2023. For the fiscal years ended March 31, 2024 and 2023, there were no modified loans that defaulted within 12 months of modification.

Transactions With Certain Related Persons

Federal law requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. Furthermore, loans above the greater of $25,000, or 5% of Carver Federal's capital and surplus (up to $500,000), to Carver Federal's directors and executive officers must be approved in advance by a majority of the disinterested members of Carver Federal's Board of Directors. There were no loans outstanding to related parties at March 31, 2024.

NOTE 5.   PREMISES AND EQUIPMENT, NET

The details of premises and equipment as of March 31 are as follows:

$ in thousands	2024	2023
Leasehold improvements	$ 7,175	$ 6,986
Furniture, equipment, and other	15,022	14,850
	22,197	21,836
Less accumulated depreciation and amortization	(19,630)	(18,662)
Premises and equipment, net	$ 2,567	$ 3,174

Depreciation and amortization charged to operations was $1.0 million and $1.1 million for fiscal years 2024 and 2023, respectively.

NOTE 6.   LEASES

The Company applies Accounting Standards Codification ("ASC") Topic 842, *Leases* (″ASC 842") to its leases. The Company has operating leases related to its administrative offices, seven retail branches and three ATM centers. Two of the operating leases are for branch locations where the Company had entered into a sale and leaseback transaction. The gain had been calculated utilizing the profit on sale in excess of the present value of the minimum lease payments, and the profit on the sale was deferred from gain recognition to be amortized into income over the terms of the leases in accordance with ASC Topic 840, *Leases* ("ASC 840"). ASC 842 does not require previous sale and leaseback transactions accounted for under ASC 840 to be reassessed.

As the implicit rates of the Company's existing leases are not readily determinable, the incremental borrowing rate used in determining the lease liability obligation for each individual lease was the FHLB-NY fixed-rate advance rates based on the remaining lease terms as of April 1, 2019.

As of March 31, 2024, the Company had $103 thousand and $106 thousand of ROU asset and lease liability, respectively, for finance leases related to equipment. The ROU asset is included in Premises and Equipment, net, and the lease liability is included in Advances from the FHLB-NY and Other Borrowed Money on the statements of financial condition.

The following tables present information about the Company's leases and the related lease costs as of and for the year ended March 31, 2024:

	March 31, 2024
Weighted-average remaining lease term	
Operating leases	4.3 years
Finance lease	2.6 years
Weighted-average discount rate	
Operating leases	3.05 %
Finance lease	4.32 %

$ in thousands	March 31, 2024	March 31, 2023
Operating lease expense	$ 2,774	$ 2,860
Finance lease cost		
Amortization of right-of use asset	94	84
Interest on lease liability	6	5
Cash paid for amounts included in the measurement of lease liabilities		
Operating leases	2,833	2,779
Finance lease	95	96

Maturities of lease liabilities at March 31, 2024 are as follows:

$ in thousands	Operating Leases	Finance Leases
Year ending March 31,		
2025	$ 2,705	$ 63
2026	2,687	42
2027	2,440	5
2028	2,259	—
2029	1,090	—
Thereafter	186	—
Total lease payments	11,367	110
Interest	(751)	(4)
Lease liability	$ 10,616	$ 106

NOTE 7.   ACCRUED INTEREST RECEIVABLE

The details of accrued interest receivable as of March 31 are as follows:

$ in thousands	2024	2023
Loans receivable	$ 3,410	$ 1,629
Mortgage-backed securities	56	60
Investments and other interest-bearing assets	196	222
Total accrued interest receivable	$ 3,662	$ 1,911

NOTE 8.   DEPOSITS

Deposit balances and weighted average interest rates as of March 31 are as follows:

$ in thousands	2024			2023		
	Amount	Percent of Total Deposits	Weighted Average Rate	Amount	Percent of Total Deposits	Weighted Average Rate
Non-interest-bearing demand	$ 102,013	15.77 %	— %	$ 109,401	18.22 %	— %
Interest-bearing checking	46,358	7.17	0.58	49,473	8.24	0.10
Savings	113,187	17.49	0.28	109,210	18.19	0.15
Money market savings account	159,105	24.59	1.34	150,348	25.04	0.93
Certificates of deposit	223,719	34.58	3.22	178,694	29.76	1.26
Loan escrow deposits	2,617	0.40	0.30	3,303	0.55	0.11
Total	$ 646,999	100.00 %	1.54 %	$ 600,429	100.00 %	0.64 %

Scheduled maturities of certificates of deposit for the year ended March 31, 2024 are as follows:

$ in thousands	Amount
Maturing years ending March 31:	
2025	$ 197,588
2026	20,106
2027	2,145
2028	1,720
2029	2,160
2030 and beyond	—
Total	$ 223,719

The following table represents the amount of certificates of deposit of $250,000 or more at March 31, 2024 maturing during the periods indicated:

$ in thousands	
Maturing:	
April 1, 2024 to June 30, 2024	$ 62,718
July 1, 2024 to September 30, 2024	2,129
October 1, 2024 to March 31, 2025	9,484
April 1, 2025 and beyond	5,126
Total	$ 79,457

Interest expense on deposits is as follows for the years ended March 31:

$ in thousands	2024	2023
Interest-bearing checking	$ 289	$ 55
Savings and clubs	310	166
Money market savings	2,102	1,728
Certificates of deposit	6,370	1,756
Loan escrow deposits	8	3
Total interest expense	$ 9,079	$ 3,708

The following table presents additional information about our year-end deposits:

$ in thousands	2024	2023
Deposits from the Certificate of Deposit Account Registry Service (CDARS)	$ 76,650	$ 84,389
Deposits from brokers	60,041	17,638
Certificates of deposit individually greater than $250,000	19,458	25,765
Deposits from certain directors, executive officers and their affiliates	1,033	4,885

NOTE 9.   ADVANCES FROM THE FHLB-NY AND OTHER BORROWED MONEY

Federal Home Loan Bank Advances. At March 31, 2024, the Bank had $28.0 million outstanding advances from the FHLB-NY. During fiscal year 2024, the Bank secured a $3.0 million 18-month advance from the new FHLB-NY 0% Development Advance (ZDA) Program. As a member of the FHLB-NY, the Bank may have outstanding FHLB-NY borrowings in a combination of term advances and overnight funds of up to 30% of its total assets, or approximately $227.0 million at March 31, 2024. Borrowings are secured by the Bank's investment in FHLB-NY stock and by a blanket security agreement. This agreement requires the Bank to maintain as collateral certain qualifying assets (principally mortgage loans and securities) not otherwise pledged. At March 31, 2024, advances were all fixed-rate and secured by pledges of the Bank's investment in FHLB-NY capital stock totaling $2.0 million, and a blanket assignment of pledged qualifying mortgage loans of $48.0 million and mortgage-backed and investment securities with a market value of $2.2 million. The Bank has sufficient collateral at the FHLB-NY to be able to borrow $7.8 million from the FHLB-NY at March 31, 2024. The accrued interest payable on FHLB advances was $109 thousand and interest expense was $1.1 million for the year ended March 31, 2024. FHLB-NY advances weighted average interest rates by remaining period to maturity are as follows:

$ in thousands	2024		2023	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Maturing Year Ending March 31,				
2024	$ —	— %	$ 10,000	4.99 %
2025	28,027	4.61 %	25,000	4.50 %
	$ 28,027		$ 35,000	

Subordinated Debt Securities. On September 17, 2003, Carver Statutory Trust I issued 13,000 shares, liquidation amount $1,000 per share, of floating rate capital securities. Gross proceeds from the sale of these trust preferred debt securities of $13 million, and proceeds from the sale of the trust's common securities of $0.4 million, were used to purchase approximately $13.4 million aggregate principal amount of the Company's floating rate junior subordinated debt securities due 2033. The trust preferred debt securities are redeemable at par quarterly at the option of the Company beginning on or after September 17, 2008, and have a mandatory redemption date of September 17, 2033. Cash distributions on the trust preferred debt securities are cumulative and payable at a floating rate per annum resetting quarterly with a margin of 3.05% over the three-month LIBOR. During the second quarter of fiscal year 2017, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through September 2016. Such payments totaling $2.5 million were made in September 2016. Interest on the debentures had been deferred beginning with the December 2016 payment, per the terms of the agreement, which permit such deferral for up to twenty consecutive quarters, as the Company is prohibited from making payments without prior regulatory approval. During the fourth quarter of fiscal year 2021, the Company applied for and was granted regulatory approval to settle all outstanding debenture interest payments through June 2021. Full payment was made on June 16, 2021. The Company has since had discussions with the Federal Reserve Bank of Philadelphia regarding future quarterly payments. A streamlined process has been developed for the Company to request regulatory approval to make debenture interest payments. All quarterly interest payments subsequent to the June 2021 payment up to and including the June 2024 payment have been made. The accrued interest payable on subordinated debt securities was $45 thousand and the interest expense was $1.2 million for the year ended March 31, 2024. The accrued interest payable on subordinated debt securities was $44 thousand and the interest expense was $814 thousand for the year ended March 31, 2023.

Paycheck Protection Program Liquidity Facility (PPPLF). The Federal Reserve established the PPPLF to support the PPP program by extending credit to eligible financial institutions that originate PPP loans, taking the loans as collateral at face value. The interest rate on PPPLF advances is fixed at 0.35% and the maturity date is equal to the maturity date of the PPP loans pledged to secure the extension of credit. During the twelve months ended March 31, 2023, the Bank repaid its remaining $3 thousand outstanding advance under its PPPLF. There was no interest expense on PPLF advances for the years ended March 31, 2024 and 2023.

Other Borrowings. During fiscal year 2024, the Company entered into a 5-year unsecured long-term, below-market-rate loan in the amount of $2.5 million provided by a third party. At March 31, 2024, the Company had $5.0 million in these fixed rate, low interest loans outstanding. Based on the covenants of these notes, the proceeds will be used to finance eligible loans offered through the Bank's community investment initiatives and loan programs. The accrued interest payable and interest expense on these notes was $7 thousand and $74 thousand, respectively, for the year ended March 31, 2024. The accrued interest payable and interest expense was $3 thousand and $25 thousand, respectively, for the year ended March 31, 2023.

The following table presents expected maturities of the Company's long-term borrowings at March 31, 2024:

$ in thousands

Year ending March 31,		
2025	$	28,027
2026		—
2027		2,500
2028		—
2029		2,500
Thereafter		13,403
Total	$	46,430

The following table sets forth certain information regarding Carver Federal's borrowings as of and for the years ended March 31:

$ in thousands		2024		2023
Amounts outstanding at the end of year:				
FHLB advances	$	28,027	$	35,000
Subordinated debt securities		13,403		13,403
PPPLF		—		—
Other		5,000		2,500
Rate paid at year end:				
FHLB advances		4.61 %		4.99 %
Subordinated debt securities		8.64 %		7.96 %
Other		1.50 %		1.00 %
Maximum amount of borrowing outstanding at any month end:				
FHLB advances	$	25,000	$	40,000
Subordinated debt securities		13,403		13,403
PPPLF		—		3
Other		2,500		2,500
Approximate average amounts outstanding for year:				
FHLB advances	$	27,020	$	11,776
Subordinated debt securities		13,403		13,403
PPPLF		—		—
Other		4,813		2,500
Approximate weighted average rate paid during year:				
FHLB advances		4.22 %		3.04 %
Subordinated debt securities		8.65 %		6.07 %
PPPLF		— %		0.14 %
Other		1.54 %		1.01 %

NOTE 10.   INCOME TAXES

The following is a reconciliation of the expected Federal income tax rate to the consolidated effective tax rate for the years ended March 31:

$ in thousands	2024		2023	
	Amount	Percent	Amount	Percent
Statutory Federal income tax expense (benefit)	$ (625)	21.0 %	$ (924)	21.0 %
Federal deferred tax adjustments	4	(0.2)	—	—
Change in valuation allowance	713	(23.9)	953	(21.7)
Bank owned life insurance	(96)	3.2	—	—
Other	4	(0.1)	(29)	0.7
Total income tax expense (benefit)	$ —	— %	$ —	— %

Tax effects of existing temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are included in other assets at March 31 as follows:

$ in thousands	2024	2023
Deferred Tax Assets:		
Allowance for credit losses	$ 1,987	$ 1,742
Compensation and benefits	39	39
Nonaccrual loan interest	188	63
Net operating loss carryforward	20,168	19,191
New markets tax credit	3,434	3,434
Unrealized loss on available-for-sale securities	2,668	2,565
Lease liability	3,629	4,452
Other	58	33
Total Deferred Tax Assets	32,171	31,519
Deferred Tax Liabilities:		
Depreciation	501	671
ROU asset	3,366	4,169
Other	—	52
Total Deferred Tax Liabilities	3,867	4,892
Deferred Tax Assets, net	28,304	26,627
Valuation Allowance	(28,304)	(26,627)
Deferred Tax Assets, net of valuation allowance	$ —	$ —

At March 31, 2024, the Company had net operating loss carryforwards for federal purposes of approximately $52.0 million, for state purposes of approximately $78.2 million and for city purposes of approximately $65.7 million which are available to offset future federal, state and city income and which expire over varying periods from March 2030 through March 2040. Federal net operating loss carryforwards of $16.4 million do not expire, as such losses were incurred after the enactment of the Tax Cuts and Jobs Act, which provides for an unlimited loss carryforward period.

The Company has no uncertain tax positions. The Company and its subsidiaries are subject to federal, New York State and New York City income taxation. The Company is no longer subject to examination by taxing authorities for years before March 31, 2018. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination; with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

NOTE 11. LOSS PER COMMON SHARE

The following table reconciles the loss available to common shareholders (numerator) and the weighted average common stock outstanding (denominator) for both basic and diluted loss per share for the years ended March 31:

$ in thousands except per share data		2024		2023
Net loss attributable to Carver Bancorp, Inc.	$	(2,977)	$	(4,401)
Weighted average common shares outstanding – basic		4,845,975		4,277,709
Weighted average common shares outstanding – diluted		4,845,975		4,277,709
Basic loss per common share	$	(0.61)	$	(1.03)
Diluted loss per common share	$	(0.61)	$	(1.03)

For the years ended March 31, 2024 and March 31, 2023, all restricted shares and outstanding stock options were anti-dilutive. For details of restricted shares and stock options, please refer to Note 14. "Employee Benefit and Stock Compensation Plans."

NOTE 12.   STOCKHOLDERS' EQUITY

Conversion and Stock Offering. On October 24, 1994, the Bank issued in an initial public offering 2,314,375 shares of common stock, par value $0.01 (the "Common Stock"), at a price of $10 per share resulting in net proceeds of $21.5 million. As part of the initial public offering, the Bank established a liquidation account at the time of conversion, in an amount equal to the surplus and reserves of the Bank at September 30, 1994. In the unlikely event of a complete liquidation of the Bank (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account may be decreased if the balances of eligible deposits decreased as measured on the annual determination dates. The Bank is not permitted to pay dividends to the Company on its capital stock if the effect thereof would cause its net worth to be reduced below either: (i) the amount required for the liquidation account, or (ii) the amount required for the Bank to comply with applicable minimum regulatory capital requirements. In 2011 the stockholders approved a 1-for-15 reverse stock split pursuant to which each 15 shares of the Company's Common Stock would be converted into one share of Common Stock. The 1-for-15 reverse stock split was effective as of October 27, 2011, resulting in a reduction in the number of outstanding shares of the Company's Common Stock from 2,492,415 to 166,161, an increase of the conversion price of the Series C Preferred Stock and the Series D Preferred Stock and the exchange ratio of the Series B Preferred Stock from $0.5451 to $8.1765, and a corresponding decrease in the number of shares of Common Stock issued to the Investors and Treasury. During the year ended March 31, 2012, all outstanding shares of Series B Preferred Stock were converted to Common Stock and all outstanding shares of Series C preferred Stock were converted to Series D Preferred Stock. As of March 31, 2024, there were 5,140,872 shares of Company common stock outstanding.

Series D Preferred Stock ranks senior to the Common Stock. The holders of Series D Preferred Stock are entitled to receive dividends, on an as-converted basis, simultaneously to the payment of any dividends on the Company's common stock. Dividends on the Series D Preferred Stock are not cumulative. If the Company's board of directors does not declare a dividend with respect to any dividend period, the holders of the Series D Preferred Stock will have no right to receive any dividend for that period. The Company may not declare, pay or set apart for payment any dividend or make any distribution on common stock, unless at the time of such dividend or distribution the Company simultaneously pays a non-cumulative dividend or makes a distribution on each outstanding share of Series D Preferred Stock on an as-converted basis. The holders of Series D preferred Stock are generally not entitled to vote, except with respect to amendments to the Company's certificate of incorporation that would change the rights and preferences of the Series D Preferred Stock, the creation or increase of any class of securities senior to the Series D Preferred Stock, the consummation of certain mergers, consolidations or other transactions where the holders of the Series D Preferred Stock are not converted into or exchanged for preference securities of the surviving entity, and as otherwise required by applicable law.

The Series D Preferred Stock shall automatically convert into shares of Common Stock only upon the following transfers to third parties ("Eligible Transfers"):

- a transfer in a widespread public distribution;
- a transfer in which no transferee (together with its affiliates and other transferees acting in concert with it) acquires more than 2% of the Company's common stock or any other class or series of the Company's voting stock; or

- a transfer to a transferee that (together with its affiliates and other transferees acting in concert with it) owns or controls more than 50% of the Company's common stock, without regard to the transfer.

The conversion price of the Series D Preferred Stock is $8.1765, and is subject to adjustment in the event of stock splits, subdivisions or combinations, dividends and distributions, issuance of certain rights, spin-offs, self-tenders and exchange offers as set forth under the agreement. The Series D Preferred Stock is not convertible at the option of the holders. As of March 31, 2024, there were 9,557 shares of Series D Preferred Stock outstanding.

During fiscal year 2023, Prudential Insurance Company of America ("Prudential"), an institutional investor, donated a total of 550 shares of its holdings of Series D Preferred Stock to third parties. The third parties notified the Company of their intention to cancel the shares and convert them into 67,265 shares of Common Stock. During the twelve months ended March 31, 2024, Prudential donated a total of 3,644 shares of its holdings of Series D Preferred Stock to third parties. The third parties notified the Company of their intention to cancel the shares and convert them into 445,661 shares of Common Stock. The conversions had no impact on the Company's total capital.

On August 6, 2002, the Company announced a stock repurchase program to repurchase up to 15,442 shares of its outstanding common stock. As of March 31, 2024, 11,744 shares of its common stock have been repurchased in open market transactions. As a result of the Company's participation in the TARP CDCI, the United States Department of the Treasury's (the "U.S. Treasury") prior approval was required to make further repurchases. On August 6, 2020, the Company entered into a Securities Purchase Agreement with the U.S. Treasury to repurchase 2,321,286 shares of the common stock of the Company, par value $0.01 per share, owned by the U.S. Treasury for an aggregate purchase price of $2.5 million. The stock repurchase provided for in the Securities Purchase Agreement was completed on August 6, 2020. Upon completion of the repurchase pursuant to the Securities Purchase Agreement, the U.S. Treasury was no longer a stockholder in the Company. In connection with the repurchase, Morgan Stanley provided a grant of $2.5 million that was considered contributed capital to the Company to fund the repurchase transaction.

Series E Preferred Stock is perpetual and has no maturity date. The Company may redeem the shares of Series E Preferred Stock, in whole or in part, on any date on or after February 1, 2026. The holders of Series E Preferred Stock will be entitled to receive, if declared by the Company's board of directors, noncumulative cash dividends on each date that dividends or other distributions are payable. The holders of the Series E Preferred Stock will not have voting rights except for any vote required by law or by the Company's Certificate of Incorporation, or for effecting or validating: (i) any increase or decrease in the authorized number of shares of Series E Preferred Stock or issuance of shares of Series E Preferred Stock after the original issue date; (ii) any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws of the Company that would adversely affect the voting powers, preferences, privileges or special rights of the Series E Preferred Stock; (iii) any amendment or alteration of the Certificate of Incorporation or Bylaws of the Company to authorize or create, or increase the authorized amount of any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Company ranking senior to Series E Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) a merger or consolidation of the Company with another entity (whether or not a corporation), unless in each case (A) the shares of Series E Preferred Stock remain outstanding and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series E Preferred Stock immediately prior to such consummation.

On February 16, 2021, the Company entered into an agreement with J.P. Morgan Chase Community Development Corporation ("J.P. Morgan"), under which it sold: (i) 112,612 shares of its common stock, par value $0.01 per share, at a purchase price of $8.88 per share, and (ii) 5,000 shares of a new series of preferred stock, Series F non-cumulative non-voting non-convertible preferred stock, par value $0.01 per share, at a purchase price of $1,000 per share, in a private placement for gross proceeds of approximately $6.0 million. On September 27, 2021, the Company entered into an agreement with J.P. Morgan under which it sold an additional 4,000 shares of its Series F Preferred Stock, at a purchase price of $1,000 per share, in a private placement for gross proceeds of $4.0 million. The issuances of the shares were exempt from registration pursuant to the exemption provided under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The offerings were made only to accredited investors as that term is defined in Rule 501(a) of Regulation D under the Act.

Series F Preferred Stock is perpetual and has no maturity date. The shares are not convertible. The Company may redeem the shares of Series F Preferred Stock, in whole or in part, on any date on or after February 16, 2026. The holders of Series F Preferred Stock will be entitled to receive, if declared by the Company's board of directors, noncumulative cash dividends on each date that dividends or other distributions are payable. The holders of the Series F Preferred Stock will not have voting rights except for any vote required by law or by the Company's Certificate of Incorporation, or for effecting or validating: (i) any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws of the Company that would significantly and adversely affect the voting powers, preferences, privileges or special rights of the Series F Preferred Stock; (ii) any amendment or alteration of the Certificate of Incorporation or Bylaws of the Company to authorize or create, or increase the authorized amount of any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Company ranking senior to Series F Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iii) a merger or consolidation of the Company with another entity (whether or not a corporation), unless in each case (A) the shares of Series F Preferred Stock remain outstanding and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers , and limitations and restrictions, and limitations and restrictions thereof as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series F Preferred Stock immediately prior to such consummation.

On December 14, 2021, the Company entered into a Sales Agreement (the "Sales Agreement") with Piper Sandler & Co. ("Piper Sandler"), as sales agent, pursuant to which the Company may offer and sell shares of our common stock, par value $0.01 per share, having an aggregate gross sales price of up to $20.0 million (the "ATM Shares") from time to time. Any sales made under the Sales Agreement will be sales deemed to be "at-the-market (ATM) offerings," as defined in Rule 415 under the Securities Act of 1933, as amended. These sales will be made through ordinary broker transactions on the NASDAQ Capital Market stock exchange at market prices prevailing at the time, at prices related to the prevailing market prices, or at negotiated prices. The Company intends to use the net proceeds of these offerings for general corporate purposes, including support for organic loan growth and repayment of all or a portion of the outstanding principal amount of our outstanding subordinated debt securities. During fiscal year 2022, the Company sold an aggregate of 397,367 shares of common stock under the ATM offering program, resulting in gross proceeds of $3.1 million and net proceeds to the Company of $3.0 million after deducting commissions and expenses. There were no additional offerings in fiscal year 2023 and during the twelve months ended March 31, 2024.

On July 19, 2023, the Company entered into an agreement with National Community Investment Fund, under which it sold 378,788 shares of its common stock, par value $0.01 per share, at a purchase price of $2.64 per share in a private placement for gross proceeds of approximately $1.0 million. The Company intends to use the net proceeds of the private placement for general corporate purposes. The issuance of the shares is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D of the rules and regulations promulgated thereunder.

Regulatory Capital. The operations and profitability of the Bank are significantly affected by legislation and the policies of the various regulatory agencies. In accordance with the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies have adopted, effective January 1, 2020, a final rule whereby financial institutions and financial institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, will be eligible to opt into a "Community Bank Leverage Ratio" framework. Qualifying community banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies' capital rules and will be considered to have met the "well capitalized" ratio requirements under the Prompt Corrective Action statutes. The agencies reserved the authority to disallow the use of the Community Bank Leverage Ratio by a financial institution or holding company based on the risk profile of the organization.

Carver Federal, as a matter of prudent management, targets as its goal the maintenance of capital ratios which exceed these minimum requirements and that are consistent with Carver Federal's risk profile. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors but also qualitative factors, and has the authority to establish higher capital requirements for individual institutions where necessary. Carver was issued an Individual Minimum Capital Ratio ("IMCR") letter by the OCC, which requires the Bank to maintain minimum regulatory capital levels of 9% for its Tier 1 leverage ratio and 12% for its total risk-based capital ratio. At March 31, 2024, the Bank's capital level exceeded the regulatory requirements and its IMCR requirements with a Tier 1 leverage ratio of 9.56%, Common Equity Tier 1 capital ratio of 12.00%, Tier 1 risk-based capital ratio of 12.00%, and a total risk-based capital ratio of 12.98%.

The table below presents the Bank's regulatory capital ratios at March 31, 2024 and 2023.

($ in thousands)	March 31, 2024			March 31, 2023		
		Amount	Ratio		Amount	Ratio
Tier 1 leverage capital						
Regulatory capital	$	73,140	9.56 %	$	74,265	10.61 %
Individual minimum capital requirement		68,888	9.00 %		63,005	9.00 %
Minimum capital requirement		30,617	4.00 %		28,002	4.00 %
Excess		42,523	5.56 %		46,263	6.61 %
Common equity Tier 1						
Regulatory capital	$	73,140	12.00 %	$	74,265	12.47 %
Minimum capital requirement		42,649	7.00 %		41,679	7.00 %
Excess		30,491	5.00 %		32,586	5.47 %
Tier 1 risk-based capital						
Regulatory capital	$	73,140	12.00 %	$	74,265	12.47 %
Minimum capital requirement		51,789	8.50 %		50,610	8.50 %
Excess		21,351	3.50 %		23,655	3.97 %
Total risk-based capital						
Regulatory capital	$	79,106	12.98 %	$	79,599	13.37 %
Individual minimum capital requirement		73,113	12.00 %		71,450	12.00 %
Minimum capital requirement		63,974	10.50 %		62,519	10.50 %
Excess		15,132	2.48 %		17,080	2.87 %

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following tables set forth changes in each component of accumulated other comprehensive loss, net of tax for the years ended March 31, 2024 and 2023:

$ in thousands	At March 31, 2023		Other Comprehensive Loss		At March 31, 2024	
Net unrealized loss on securities available-for-sale	$	(12,215)	$	(490)	$	(12,705)

$ in thousands	At March 31, 2022		Other Comprehensive Loss		At March 31, 2023	
Net unrealized loss on securities available-for-sale	$	(6,662)	$	(5,553)	$	(12,215)

There were no reclassifications out of accumulated other comprehensive loss to the consolidated statement of operations for the twelve months ended March 31, 2024 and 2023.

Comprehensive Income (Loss). Comprehensive income (loss) represents net income (loss) and certain amounts reported directly in stockholders' equity, such as net unrealized gain or loss on securities available-for-sale. The balance at March 31, 2024 included $490 thousand change in unrealized losses for the year ended March 31, 2024. The balance at March 31, 2023 included $5.6 million change in unrealized losses for the year ended March 31, 2023.

NOTE 14. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Savings Incentive Plan. Carver has a savings incentive plan, pursuant to Section 401(k) of the Code, for all eligible employees of the Bank. The Bank matches contributions to the 401(k) Plan equal to 100% of pre-tax contributions made by each employee up to a maximum of 4% of their pay, subject to IRS limitations. All such matching contributions are fully vested and non-forfeitable at all times regardless of the years of service with the Bank. The Bank reinstated the 401(k) match in January 2022, which had been suspended since October 2020. Compensation expense recognized for the 401(k) matching contributions was $330 thousand and $376 thousand, respectively, for fiscal 2024 and 2023.

Stock Option Plans. In September 2006, Carver stockholders approved the 2006 Stock Incentive Plan (the "2006 Incentive Plan") which provides for the grant of stock options, stock appreciation rights and restricted stock to employees and directors who are selected to receive awards by the Committee. The 2006 Incentive Plan authorizes Carver to grant awards with respect to 20,000 shares, but no more than 10,000 shares of restricted stock may be granted. Options are granted at a price not less than fair market value of Carver common stock at the time of the grant for a period not to exceed 10 years. Shares generally vest in 20% increments over 5 years, however, the Committee may specify a different vesting schedule. At March 31, 2024, there were 3,600 options outstanding under the 2006 Incentive Plan and 3,600 were exercisable. All options are exercisable immediately upon a participant's disability, death or a change in control, as defined in the 2006 Incentive Plan, if the person is employed on that date. If the person is terminated (voluntary or involuntarily) from the Bank, all unvested shares are forfeited. Pursuant to the plan, the Bank recognized no expense for fiscal years 2024 and 2023.

In September 2014, Carver stockholders approved the Carver Bancorp, Inc. 2014 Equity Incentive Plan (the "2014 Incentive Plan") which provides for the grant of stock options, stock appreciation rights and restricted stock to executive officers and directors who are selected to receive awards by the Committee. The 2014 Incentive Plan authorizes Carver to grant awards with respect to 250,000 shares. All of the shares may be issued pursuant to stock options (all of which may be incentive stock options) or all of which may be issued pursuant to restricted stock awards or restricted stock units. Unless the Committee determines otherwise, the award agreements will specify that no award will vest more rapidly than 25% per year over a four-year period, with the first installment vesting one year after the date of grant, subject to acceleration upon the occurrence of specific events. During fiscal year 2024, 83,000 restricted stock awards were issued. There were 44,500 restricted stock awards issued in fiscal year 2023. At March 31, 2024, there were 2,667 options outstanding under the 2014 Incentive Plan and 2,667 were exercisable. All options are exercisable immediately upon a participant's disability, death or change in control, as defined in the 2014 Incentive Plan, if the person is employed on that date. If the person is terminated (voluntary or involuntarily) from the Bank, all unvested shares are forfeited. Pursuant to the plan, the Bank recognized $68 thousand as expense for fiscal year 2024 and $247 thousand in fiscal year 2023.

Information regarding nonvested shares of restricted stock awards outstanding for the years ended March 31 is as follows:

	2024		2023	
	Shares	Weighted Average Grant Price	Shares	Weighted Average Grant Price
Outstanding, beginning of year	57,833	$ 6.45	38,833	$ 5.15
Granted	83,000	2.77	44,500	6.84
Vested	(34,333)	6.32	(20,667)	4.82
Forfeited	(21,500)	5.88	(4,833)	6.53
Outstanding, end of year	85,000	$ 3.06	57,833	$ 6.45

Unrecognized compensation expense on unvested restricted shares as of March 31, 2024 totaled $187 thousand. This amount will be recognized over the remaining vesting period of 0.58 years (weighted average). The vesting of the grants totaled $220 thousand and $91 thousand for fiscal years 2024 and 2023, respectively.

Information regarding stock options as of and for the years ended March 31 is as follows:

	2024		2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	6,267	$ 5.27	6,600	$ 5.29
Granted	—	—	—	—
Exercised	—	—	—	—
Expired/Forfeited	—	—	333	5.70
Outstanding, end of year	6,267	$ 5.27	6,267	$ 5.27
Exercisable, at year end	6,267		5,933	

Information regarding stock options as of March 31, 2024 is as follows:

Range of Exercise Prices				Options Outstanding: Shares	Options Outstanding: Weighted Average Remaining Life	Options Outstanding: Weighted Average Exercise Price		Options Exercisable: Shares	Options Exercisable: Weighted Average Exercise Price	
$	3.00	$	5.00	1,000	3.70	$	3.48	1,000	$	3.48
	5.00	$	5.59	3,600	1.23		5.56	3,600		5.56
	5.60	$	5.99	1,667	6.33		5.70	1,667		5.70
Total				6,267				6,267		

As of March 31, 2024, there was no unrecognized compensation expense on unvested stock options. There were no stock options awarded to employees or directors during the year ended March 31, 2024. At March 31, 2024, all outstanding options had no intrinsic value. The Company recorded stock compensation expense of $2 thousand in fiscal 2023.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Credit Related Commitments. The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and in connection with its overall investment strategy. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk. These instruments are not recorded in the consolidated financial statements. Such instruments primarily include lending obligations, including commitments to originate mortgage and consumer loans and to fund unused lines of credit.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

The following table reflects the Bank's outstanding commitments as of March 31:

$ in thousands		2024		2023
Lines of credit	$	4,268	$	3,837
Commitment to fund private equity investment		650		253
	$	4,918	$	4,090

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty.

Mortgage Representation & Warranty Liabilities

During the period 2004 through 2009, the Bank originated 1-4 family residential mortgage loans and sold the loans to the Federal National Mortgage Association ("FNMA"). The loans were sold to FNMA with the standard representations and warranties for loans sold to the Government Sponsored Entities (GSE's). The Bank may be required to repurchase these loans in the event of breaches of these representations and warranties. In the event of a repurchase, the Bank is typically required to pay the unpaid principal balance as well as outstanding interest and fees. The Bank then recovers the loan or, if the loan has been foreclosed, the underlying collateral. The Bank is exposed to any losses on repurchased loans after giving effect to any recoveries on the collateral. The Bank has not received a request to repurchase any of these loans since the second quarter of fiscal 2015, and there have not been any additional requests from FNMA for loans to be reviewed.

The following table presents information on open requests from FNMA. The amounts presented are based on outstanding loan principal balances.

$ in thousands	Loans sold to FNMA
Open claims as of March 31, 2023 [1]	$ 1,385
Gross new demands received	—
Loans repurchased/made whole	—
Demands rescinded	—
Advances on open claims	—
Principal payments received on open claims	(18)
Open claims as of March 31, 2024 [1]	$ 1,367

[1] The open claims include all open requests received by the Bank where either FNMA has requested loan files for review, where FNMA has not formally rescinded the repurchase request or where the Bank has not agreed to repurchase the loan. The amounts reflected in this table are the unpaid principal balance and do not incorporate any losses the Bank would incur upon the repurchase of these loans.

The table below summarizes changes in our representation and warranty reserves during fiscal 2024.

$ in thousands	March 31, 2024
Representation and warranty repurchase reserve, March 31, 2023 [1]	$ 95
Net adjustment to reserve for repurchase losses [2]	(9)
Representation and warranty repurchase reserve, March 31, 2024 [1]	$ 86

[1] Reported in consolidated statements of financial condition as a component of other liabilities.
[2] Component of other non-interest expense.

The Bank also has, in the normal course of business, commitments for services and supplies.

Legal Proceedings. From time to time, the Company and the Bank or one of its wholly-owned subsidiaries are parties to various legal proceedings incident to their business. At March 31, 2024, certain claims, suits, complaints and investigations (collectively "proceedings") involving the Company and the Bank or a subsidiary, arising in the ordinary course of business, have been filed or are pending. The Company is unable at this time to determine the ultimate outcome of each proceeding, but believes, after discussions with legal counsel representing the Company and the Bank or the subsidiary in these proceedings, that it has meritorious defenses to each proceeding and appropriate measures have been taken to defend the interests of the Company, Bank or subsidiary. As of March 31, 2024, we are not involved in any pending legal proceeding as a plaintiff or a defendant other than routine legal proceedings occurring in the ordinary course of business, and are not involved in any legal proceeding, the outcome of which management believes would be material to the financial condition or results of operations of the Company or the Bank.

NOTE 16. FAIR VALUE MEASUREMENTS

Fair value is an "exit" price, representing the amount that would be received when selling an asset, or paid when transferring a liability, in an orderly transaction between market participants. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are categorized in a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- Level 1— Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2— Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3— Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents, by valuation hierarchy, assets that are measured at fair value on a recurring basis as of March 31, 2024 and 2023, and that are included in the Company's Consolidated Statements of Financial Condition at these dates:

| $ in thousands | Fair Value Measurements at March 31, 2024, Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mortgage servicing rights	$ —	$ —	$ 140	$ 140
Investment securities				
Available-for-sale:				
Mortgage-backed securities:				
Government National Mortgage Association	—	283	—	283
Federal Home Loan Mortgage Corporation	—	15,798	—	15,798
Federal National Mortgage Association	—	8,636	—	8,636
U.S. Government Agency securities	—	6,194	—	6,194
Corporate bonds	—	3,063	—	3,063
Muni securities	—	14,056	—	14,056
Total available-for-sale securities	—	48,030	—	48,030
Total assets	$ —	$ 48,030	$ 140	$ 48,170

| $ in thousands | Fair Value Measurements at March 31, 2023, Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mortgage servicing rights	$ —	$ —	$ 152	$ 152
Investment securities				
Available-for-sale:				
Mortgage-backed securities:				
Government National Mortgage Association	—	341	—	341
Federal Home Loan Mortgage Corporation	—	17,600	—	17,600
Federal National Mortgage Association	—	9,502	—	9,502
U.S. Government Agency securities	—	9,326	—	9,326
Corporate bonds	—	3,092	—	3,092
Muni securities	—	13,982	—	13,982
Total available-for-sale securities	—	53,843	—	53,843
Total assets	$ —	$ 53,843	$ 152	$ 53,995

Instruments for which unobservable inputs are significant to their fair value measurement (i.e., Level 3) include mortgage servicing rights ("MSR"). Level 3 assets accounted for 0.02% of the Company's total assets measured at fair value at March 31, 2024 and 2023.

The Company reviews and updates the fair value hierarchy classifications on a quarterly basis. Changes from one quarter to the next that are related to the observable inputs to a fair value measurement may result in a reclassification from one hierarchy level to another.

Below is a description of the methods and significant assumptions utilized in estimating the fair value of available-for-sale securities and MSR:

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. In addition to market information, models also incorporate transaction details, such as maturity and cash flow assumptions. Securities valued in this manner would generally be classified within Level 2 of the valuation hierarchy and primarily include such instruments as mortgage-related securities and corporate debt.

During the fiscal year ended March 31, 2024, there were no transfers of investments into or out of each level of the fair value hierarchy.

In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. In valuing certain securities, the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates. Quoted price information for the MSRs is not available. Therefore, MSRs are valued using market-standard models to model the specific cash flow structure. Key inputs to the model consist of principal balance of loans being serviced, servicing fees and discount and prepayment rates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table includes a rollforward of assets classified by the Company within Level 3 of the valuation hierarchy for the years ended March 31, 2024 and 2023:

$ in thousands	Beginning balance, April 1, 2023	Total Realized/ Unrealized Gains/(Losses) Recorded in Income [1]	Issuances / (Settlements)	Transfers to/(from) Level 3	Ending balance, March 31, 2024	Change in Unrealized Gains/ (Losses) Related to Instruments Held at March 31, 2024
Mortgage Servicing Rights	152	(12)	—	—	140	(12)

$ in thousands	Beginning balance, April 1, 2022	Total Realized/ Unrealized Gains/(Losses) Recorded in Income [1]	Issuances / (Settlements)	Transfers to/(from) Level 3	Ending balance, March 31, 2023	Change in Unrealized Gains/ (Losses) Related to Instruments Held at March 31, 2023
Mortgage Servicing Rights	162	(10)	—	—	152	(9)

[1] Includes net servicing cash flows and the passage of time.

For Level 3 assets measured at fair value on a recurring basis as of March 31, 2024 and 2023, the significant unobservable inputs used in the fair value measurements were as follows:

$ in thousands	Fair Value at March 31, 2024	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value
Mortgage Servicing Rights	140	Discounted Cash Flow	Weighted Average Constant Prepayment Rate [1]	6.4 %
			Range of Inputs	3.0% to 7.1%
			Option Adjusted Spread ("OAS") applied to Treasury curve	1000 basis points

$ in thousands	Fair Value at March 31, 2023	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value
Mortgage Servicing Rights	152	Discounted Cash Flow	Weighted Average Constant Prepayment Rate [1]	6.7 %
			Range of inputs	3.1% to 9.5%
			Option Adjusted Spread ("OAS") applied to Treasury curve	1000 basis points

[1] Represents annualized loan repayment rate assumptions

Certain assets are measured at fair value on a non-recurring basis. Such instruments are subject to fair value adjustments under certain circumstances (e.g. when there is evidence of impairment). The following table presents assets and liabilities that were measured at fair value on a non-recurring basis as of March 31, 2024 and 2023, and that are included in the Company's Consolidated Statements of Financial Condition at these dates:

$ in thousands	Fair Value Measurements at March 31, 2024, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Other real estate owned	$ —	$ —	$ 52	$ 52

$ in thousands	Fair Value Measurements at March 31, 2023, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Impaired loans	$ —	$ —	$ 5,529	$ 5,529
Other real estate owned	$ —	$ —	$ 60	$ 60

For Level 3 assets measured at fair value on a non-recurring basis as of March 31, 2024 and 2023, the significant unobservable inputs used in the fair value measurements were as follows:

$ in thousands	Fair Value at March 31, 2024	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value
Other real estate owned	52	Appraisal of collateral	Appraisal adjustments	7.5% cost to sell

$ in thousands	Fair Value at March 31, 2023	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value
Impaired loans	$ 5,529	Appraisal of collateral	Appraisal adjustments	7.5% cost to sell
Other real estate owned	60	Appraisal of collateral	Appraisal adjustments	7.5% cost to sell

The fair values of collateral dependent impaired loans are determined using various valuation techniques, including consideration of appraised values and other pertinent real estate market data.

Other real estate owned represents property acquired by the Bank in settlement of loans less costs to sell (i.e., through foreclosure, repossession or as an in-substance foreclosure). These assets are recorded at the lower of their cost or fair value. At the time of acquisition of the real estate owned, the real property value is adjusted to its current fair value. Any subsequent adjustments will be to the lower of cost or fair value. As of March 31, 2024 and 2023, we had loans with a carrying value of $15.2 million and $5.6 million, respectively, for which formal foreclosure proceedings were in process.

NOTE 17.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures regarding the fair value of financial instruments are required to include, in addition to the carrying value, the fair value of certain financial instruments, both assets and liabilities recorded on and off-balance sheet, for which it is practicable to estimate fair value. Accounting guidance defines financial instruments as cash, evidence of ownership of an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. The fair value of a financial instrument is discussed below. In cases where quoted market prices are not available, estimated fair values have been determined by the Bank using the best available data and estimation methodology suitable for each such category of financial instruments. For those loans and deposits with floating interest rates, it is presumed that estimated fair values generally approximate their recorded carrying value. The Bank's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact the Bank's fair value of all interest-earning assets and interest-bearing liabilities, other than those which are short-term in maturity.

The carrying amounts and estimated fair values of the Bank's financial instruments and estimation methodologies at March 31 are as follows:

| | March 31, 2024 | | | | |
$ in thousands	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 59,025	$ 59,025	$ 59,025	$ —	$ —
Securities available-for-sale	48,030	48,030	—	48,030	—
Securities held-to-maturity	2,008	1,905	—	1,905	—
Loans receivable	617,007	593,484	—	—	593,484
Accrued interest receivable	3,662	3,662	—	3,662	—
Mortgage servicing rights	140	140	—	—	140
Financial Liabilities:					
Deposits	$ 646,999	$ 642,831	$ 420,663	$ 222,168	$ —
Advances from FHLB of New York	28,027	27,920	—	27,920	—
Other borrowed money	18,403	17,623	—	17,623	—
Accrued interest payable	1,128	1,128	—	1,128	—

| | March 31, 2023 | | | | |
$ in thousands	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 42,552	$ 42,552	$ 42,552	$ —	$ —
Securities available-for-sale	53,843	53,843	—	53,843	—
Securities held-to-maturity	2,318	2,221	—	2,318	—
Loans receivable	592,667	567,029	—	—	567,029
Accrued interest receivable	1,911	1,911	—	1,911	—
Mortgage servicing rights	152	152	—	—	152
Financial Liabilities:					
Deposits	$ 600,429	$ 594,736	$ 418,432	$ 176,304	$ —
Advances from FHLB of New York	35,000	35,238	—	35,238	—
Other borrowed money	15,903	14,575	—	14,575	—
Accrued interest payable	380	380	—	380	—

NOTE 18.   VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are consolidated, as required, where Carver has a controlling financial interest in these entities and is deemed to be the primary beneficiary. Carver is normally deemed to have a controlling financial interest and be the primary beneficiary if it has both (a) the power to direct activities of a VIE that most significantly impact the entities economic performance; and (b) the obligation to absorb losses of the entity that could benefit from the activities that could potentially be significant to the VIE.

The Company's subsidiary, Carver Statutory Trust I (the "Trust"), was formed in 2003 for the purpose of issuing $13 million aggregate liquidation amount of floating rate Capital Securities due September 17, 2033 ("Capital Securities") and $0.4 million of common securities (which are the only voting securities of the Trust), which are 100% owned by Carver Bancorp, Inc., and using the proceeds to acquire Junior Subordinated Debentures issued by Carver Bancorp, Inc. Carver Bancorp, Inc. has fully and unconditionally guaranteed the Capital Securities along with all obligations of the Trust under the trust agreement relating to the Capital Securities. The Company does not consolidate the accounts and related activity of Carver Statutory Trust

I because it is not the primary beneficiary of the entity. At March 31, 2024, the Company's maximum exposure to the Trust is $13.4 million, which is the Company's liability to the Trust and includes the Company's investment in the Trust.

The Bank's subsidiary, Carver Community Development Corporation ("CCDC"), was formed to facilitate its participation in local economic development and other community-based initiatives. Per the NMTC Award's Allocation Agreement between the CDFI Fund and CCDC, CCDC is permitted to form and sub-allocate credits to subsidiary Community Development Entities ("CDEs") to facilitate investments in separate development projects. CCDC established various special purpose entities (CDEs 22-25) through which its investments in NMTC eligible activities will be conducted. As of March 31, 2024, there have been no activities in these entities.

The Company had no consolidated VIEs at March 31, 2024.

NOTE 19.   NON-INTEREST REVENUE AND EXPENSE

ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain non-interest income streams such as gains on sales of residential mortgage and SBA loans, income associated with servicing assets, and loan fees, including residential mortgage originations to be sold and prepayment and late fees charged across all loan categories are not in scope of the guidance. Topic 606 is applicable to non-interest revenue streams, such as depository fees, service charges and commission revenues. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. The Company generally satisfies its performance obligations on contracts with customers as services are rendered, and the transaction prices are typically fixed and charged either on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying Topic 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers. Non-interest revenue streams in-scope of Topic 606 are discussed below.

Depository fees and charges

Depository fees and charges primarily relate to service fees on deposit accounts and fees earned from debit cards and check cashing transactions. Service fees on deposit accounts consist of ATM fees, NSF fees, account maintenance charges and other deposit related fees. The fees are recognized as revenue over the period the related service is provided, or as incurred for transaction-based fees in accordance with the fee schedules for the Bank's deposit products and services.

Loan fees and service charges

Loan fees and service charges primarily relate to program management fees and fees earned in accordance with the Bank's standard lending fees (such as inspection and late charges). These standard lending fees are recognized as revenue over the period the related service is provided.

Other non-interest income

Other non-interest income includes correspondent banking fees, revenue from the Bank's participation in JPMorgan Chase's Empowering Change program, and income associated with an advertising services agreement covering marketing and use of the Bank's office space with a third party. The revenue is recognized over the period the related service is provided.

Interchange income

The Company earns interchange fees from debit card holder transactions conducted through various payment networks. Interchange fees from cardholder transactions are recognized daily, concurrently with the transaction processing services provided by an outsource technology solution and are presented on a net basis.

The following table presents non-interest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended March 31, 2024 and 2023:

	Years Ended March 31,	
$ in thousands	2024	2023
Non-interest income		
In-scope of Topic 606		
Depository fees and charges	$ 2,208	$ 2,197
Loan fees and service charges	389	466
Other non-interest income	361	236
Non-interest income (in-scope of Topic 606)	2,958	2,899
Non-interest income (out-of-scope of Topic 606)	3,765	696
Total non-interest income	$ 6,723	$ 3,595

The following table sets forth other non-interest income and expense totals exceeding 1% of the aggregate of total interest income and non-interest income for any of the years presented:

	Years Ended March 31,	
$ in thousands	2024	2023
Other non-interest income:		
BOLI income	$ 459	$ 144
Other	483	228
Total non-interest income	$ 942	$ 372
Other non-interest expense:		
Advertising	$ 376	$ 513
Legal expense	498	442
Insurance and surety	1,254	1,200
Audit expense	727	573
Data lines / internet	417	398
Retail expenses	1,151	933
Operating chargeoffs and other losses	497	132
Director's fees	402	373
Other	2,667	2,635
Total non-interest expense	$ 7,989	$ 7,199

NOTE 20.   CARVER BANCORP, INC. - PARENT COMPANY ONLY

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	As of March 31,	
$ in thousands	**2024**	**2023**
Assets		
Cash on deposit with subsidiaries	$ 2,487	$ 668
Investment in subsidiaries	60,838	62,453
Other assets	840	123
Total assets	$ 64,165	$ 63,244
Liabilities and Stockholders' Equity		
Borrowings	$ 18,403	$ 15,903
Accounts payable to subsidiaries	3,300	1,475
Other liabilities	153	642
Total liabilities	21,856	18,020
Stockholders' equity	42,309	45,224
Total liabilities and stockholders' equity	$ 64,165	$ 63,244

CONDENSED STATEMENTS OF OPERATIONS

	Years Ended March 31,	
$ in thousands	**2024**	**2023**
Income		
Equity in net loss/income from subsidiaries	$ (457)	$ (2,640)
Other income	135	27
Grant income	61	439
Total (loss) income	(261)	(2,174)
Expense		
Interest expense on borrowings	1,233	839
Salaries and employee benefits	667	712
Shareholder expense	215	155
Other	601	521
Total expense	2,716	2,227
Net loss	$ (2,977)	$ (4,401)
Comprehensive loss	$ (3,467)	$ (9,954)

CONDENSED STATEMENTS OF CASH FLOW

$ in thousands	Years Ended March 31, 2024	Years Ended March 31, 2023
Cash Flows From Operating Activities		
Net loss	$ (2,977)	$ (4,401)
Adjustments to reconcile net loss to net cash from operating activities:		
Equity in net loss/income from subsidiaries	457	2,640
Restricted stock vesting	219	91
Increase in other assets	(59)	(57)
Increase in accounts payable to subsidiaries	1,825	976
Decrease in other liabilities	(488)	(14)
Net cash used in operating activities	(1,023)	(765)
Cash Flows From Investing Activities		
Purchase of equity investment	(658)	—
Net cash used in investing activities	(658)	—
Cash Flows From Financing Activities		
Increase in borrowings	2,500	—
Issuance of common stock	1,000	—
Net cash provided by financing activities	3,500	—
Net increase (decrease) in cash	1,819	(765)
Cash and cash equivalents – beginning	668	1,433
Cash and cash equivalents – ending	$ 2,487	$ 668

NOTE 21.   SUBSEQUENT EVENTS

On April 30, 2024, the Company entered into an agreement with a third party, in which the third party would provide the Company with a $25.0 million revolving unsecured long-term, below-market-rate loan to support the Bank in financing initiatives that reduce greenhouse gas emissions and promote energy efficiency in building projects, fleet upgrades to electric vehicles, and electric vehicle charging station infrastructure. The loan facility will also support the working capital and asset-specific financing needs of Minority and Women-owned Business Enterprises working on green energy projects, weatherization, electrification, and green technology.

On May 24, 2024, the Bank secured a $1.8 million 12-month fixed-rate advance through the second round of the FHLB-NY 0% Development Advance (ZDA) Program, which provides members with subsidized funding in the form of interest rate credits to assist in originating or purchasing loans that meet an eligibility criteria.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

(a) Evaluation of Controls and Procedures

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. As of March 31, 2024, the Company's management, including the Company's Interim Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Accounting Officer), has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Rules 13a-15 and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must necessarily reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on the foregoing evaluation, our Interim Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2024.

(b) Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's system of internal control is designed under the supervision of management, including the Company's Interim Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. GAAP. The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with the authorization of management and the Boards of Directors of the Company and the Bank; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

The management of Carver Bancorp, Inc., with participation of the Interim Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control -- Integrated Framework (2013). Based on the assessment under COSO, management determined that our internal control over financial reporting was effective as of March 31, 2024.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting during the fourth quarter of the fiscal year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

During the fourth quarter of fiscal year 2024, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations..

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE.

Information concerning Executive Officers of the Company which responds to this Item is incorporated by reference from the section entitled "Executive Officers of Carver and Carver Federal" in the Company's definitive proxy statement to be filed in connection with the 2024 Annual Meeting of Stockholders (the "Proxy Statement"). The information that responds to this Item with respect to Directors is incorporated by reference from the section entitled "Election of Directors" in the Proxy Statement. Information with respect to compliance by the Company's Directors and Executive Officers with Section 16(a) of the Exchange Act is incorporated by reference from the subsection entitled "Delinquent Section 16(a) Reports" in the Proxy Statement.

Information regarding the audit committee of the Company's Board of Directors, including information regarding audit committee financial experts serving on the audit committee, is presented under the heading "Corporate Governance" in the Company's Proxy Statement and is incorporated herein by reference. Information regarding the process for shareholder nomination of directors is incorporated by reference from the Proxy Statement and presented under the heading "Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION.

The information required in response to this Item is incorporated by reference from the section entitled "Compensation of Directors and Executive Officers" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required in response to this Item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required in response to this Item is incorporated by reference from the section entitled "Transactions with Certain Related Persons" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm is BDO USA, P.C., New York, New York, PCAOB ID: 243. The information required in response to this Item is incorporated by reference from the section entitled "Auditor Fee Information" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

I.   List of Documents Filed as Part of this Annual Report on Form 10-K

A.   The following consolidated financial statements are included in Item 8 of this Annual Report:

1.   Report of Independent Registered Public Accounting Firm

2.   Consolidated Statements of Financial Condition as of March 31, 2024 and 2023

3.   Consolidated Statements of Operations for the years ended March 31, 2024 and 2023

4.   Consolidated Statements of Comprehensive Loss for the years ended March 31, 2024 and 2023

5.   Consolidated Statements of Changes in Equity for the years ended March 31, 2024 and 2023

6. Consolidated Statements of Cash Flows for the years ended March 31, 2024 and 2023

7. Notes to Consolidated Financial Statements.

B. Financial Statement Schedules. Financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes thereto under Item 8.

II. Exhibits required by Item 601 of Regulation S-K:

A. See Exhibit Index

III. Exhibits required by Rule 405 of Regulation S-T

A. See Exhibit Index

ITEM 16.   FORM 10-K SUMMARY.

None.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Incorporation of Carver Bancorp, Inc. [1]
3.2	Second Amended and Restated Bylaws of Carver Bancorp, Inc. [2]
3.3	Certificate of Designation for Mandatorily Convertible Non-Voting Participating Preferred Stock Series C and Convertible Non-Cumulative Non-Voting Participating Preferred Stock, Series D of Carver Bancorp, Inc. [3]
3.4	Certificate of Amendment to the Certificate of Incorporation of Carver Bancorp, Inc. [4]
3.5	Certificate of Designations of Non-Cumulative Non-Voting Participating Preferred Stock, Series E, par value $0.01 per share [5]
3.6	Certificate of Amendment of Certificate of Designations of Non-Cumulative Non-Voting Participating Preferred Stock, Series E, par value $0.01 per share [6]
3.7	Amended and Restated Certificate of Designations of Non-Cumulative Non-Voting Participating Preferred Stock, Series F, par value $0.01 per share [7]
4.1	Stock Certificate of Carver Bancorp, Inc. [1]
4.2	Description of Carver Bancorp, Inc. Securities [8]
10.1	Carver Federal Savings Bank 401(k) Savings Plan in RSI Retirement Trust, as amended and restated effective as of January 1, 1997 and including provisions effective through January 1, 2002 [9]
10.2	First Amendment to the Restatement of the Carver Federal Savings Bank 401(k) Savings Plan [9]
10.3	Second Amendment to the Restatement of the Carver Federal Savings Bank 401(k) Savings Plan for EGTRRA [9]
10.4	Carver Bancorp, Inc. 2006 Stock Incentive Plan, effective as of September 12, 2006 [10]
10.5	Amendment to the Carver Bancorp, Inc. Stock Incentive Plan [11]
10.6	Carver Bancorp, Inc. 2014 Equity Incentive Plan [12]
10.7	Formal Agreement by and between Carver Federal Savings Bank and the Office of the Comptroller of the Currency [13]
10.8	Sales Agreement by and between Carver Bancorp, Inc. and Piper Sandler & Co., dated as of December 14, 2021 [14]
10.9	Investment Agreement, by and between Carver Bancorp, Inc. and National Community Investment Fund, dated July 19, 2023 [15]
10.10	Employment Agreement with Craig C. MacKay [16]
11	Code of Ethics [17]
21.1	Subsidiaries of the Registrant [18]
23.1	Consent of Current Independent Registered Public Accounting Firm - BDO USA, P.C.
31.1	Certifications of Chief Executive Officer
31.2	Certifications of Chief Financial Officer
32.1	Written Statement of Chief Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
32.2	Written Statement of Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
97.1	Carver Bancorp, Inc. Clawback Policy
Exhibits 101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Statements of Condition, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (iv) the Consolidated Statements of Changes in Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements tagged as blocks of texts and in detail
104	Cover Page Interactive Data File (formatted in iXBRL and contained in Exhibit 101)

[1] Incorporated herein by reference to Registration Statement No. 333-5559 on Form S-4 of the Registrant filed with the Securities and Exchange Commission on June 7, 1996.

[2] Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission filed on June 29, 2023.

[3] Incorporated herein by reference to Exhibit 3.1 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission filed on July 6, 2011.

[4] Incorporated herein by reference to Exhibit 3.1 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission filed on November 1, 2011.

[5] Incorporated herein by reference to Exhibit 3.1 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission filed on February 1, 2021.

[6] Incorporated herein by reference to Exhibit 3.2 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission filed on February 1, 2021.

[7] Incorporated herein by reference to Exhibit 3.1 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission filed on September 30, 2021.

(8)   Incorporated herein by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission filed on June 29, 2023.

(9)   Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2003.

(10)   Incorporated herein by reference to the Exhibits to the Registrant's Definitive Proxy Statement on Form 14A filed with the Securities and Exchange Commission on July 31, 2006.

(11)   Incorporated herein by reference to the Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed with the Securities and Exchange Commission on February 17, 2009.

(12)   Incorporated herein by reference to the Registrant's Definitive Proxy Statement on Form 14A for the 2014 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2014.

(13)   Incorporated herein by reference to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2016.

(14)   Incorporated herein by reference to the Exhibit 10.1 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission filed on December 14, 2021.

(15)   Incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2023.

(16)   Incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2023.

(17)   Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

(18)   Incorporated herein by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the fixcal year pended March 31, 2023.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARVER BANCORP, INC.

July 16, 2024   By   /s/ Craig C. MacKay
                                Craig C. MacKay
                                Interim President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below on July 16, 2024 by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ Craig C. MacKay	Director, Interim President and Chief Executive Officer
Craig C. MacKay	(Principal Executive Officer)
/s/ Christina L. Maier	First Senior Vice President and Chief Financial Officer
Christina L. Maier	(Principal Accounting Officer and Principal Financial Officer)
/s/ Lewis P. Jones III	Chairman
Lewis P. Jones III	
/s/ Colvin W. Grannum	Director
Colvin W. Grannum	
/s/ Pazel G. Jackson, Jr.	Director
Pazel G. Jackson, Jr.	
/s/ Jillian E. Joseph	Director
Jillian E. Joseph	
/s/ Kenneth J. Knuckles	Director
Kenneth J. Knuckles	
/s/ Robin L. Nunn	Director
Robin L. Nunn	

Exhibit 21.1

CARVER BANCORP, INC.
Subsidiaries of Registrant

	Ownership Percentage	State of Incorporation	Description
Carver Bancorp, Inc.		Delaware	Holding Company
Carver Federal Savings Bank	100 %	New York	Federal Savings Bank
CSFB Credit Corp.	100 %	New York	Inactive
CSFB Realty Corp.	100 %	New York	Real Estate Holding Company
Carver Asset Corp.	100 %	Delaware	Real Estate Investment Trust
Carver Community Development Corporation	100 %	Delaware	Community Development
Sub CDE 1, LLC	100 %	Delaware	Lending Vehicle for NMTC
Sub CDE 22, LLC	99.00% [1]	Delaware	Inactive
Sub CDE 23, LLC	99.00% [1]	Delaware	Inactive
Sub CDE 24, LLC	99.00% [1]	Delaware	Inactive
Sub CDE 25, LLC	99.00% [1]	Delaware	Inactive
Alhambra Holdings Corp.	100 %	Delaware	Inactive

[1] Also owned 1.00% by Carver Community Development Corporation

In addition, Carver Bancorp, Inc. has created Carver Statutory Trust I to raise capital for its operations.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Carver Bancorp, Inc.
New York, New York

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-259551) and Form S-8 (No. 333-250199) of Carver Bancorp, Inc. of our report dated July 16, 2024, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K.

/s/ BDO USA, P.C.
New York, New York

July 16, 2024

Exhibit 31.1

CERTIFICATIONS

I, Craig C. MacKay, certify that:

1. I have reviewed this Annual Report on Form 10-K of Carver Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 16, 2024

/s/ Craig C. MacKay
Craig C. MacKay
Interim President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Christina L. Maier, certify that:

1. I have reviewed this Annual Report on Form 10-K of Carver Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 16, 2024

/s/ Christina L. Maier

Christina L. Maier

First Senior Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION FURNISHED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C SECTION 1350

The undersigned, Craig C. MacKay, is the Interim President and Chief Executive Officer of Carver Bancorp, Inc. (the "Company").

This certification is being furnished in connection with the filing by the Company of the Company's Annual Report on Form 10-K for the year ended March 31, 2024 (the "Report").

I certify that:

a) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and
b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods covered by the Report.

Date: July 16, 2024

/s/ Craig C. MacKay

Craig C. MacKay

Interim President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION FURNISHED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C SECTION 1350

The undersigned, Christina L. Maier, is the First Senior Vice President and Chief Financial Officer of Carver Bancorp, Inc. (the "Company").

This certification is being furnished in connection with the filing by the Company of the Company's Annual Report on Form 10-K for the year ended March 31, 2024 (the "Report").

By execution of this statement, I certify that:

a) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and
b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods covered by the Report.

Date: July 16, 2024   /s/ Christina L. Maier
                                                        Christina L. Maier
                                                        First Senior Vice President and Chief Financial Officer

Exhibit 97.1

CARVER BANCORP, INC.
CLAWBACK POLICY

The Board of Directors (the "Board") of Carver Bancorp, Inc. (the "Company") believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (this "Policy"), which provides for the recovery of certain incentive compensation in the event of an accounting restatement.

The Company has adopted this Policy as a supplement to any other clawback policies or provisions in effect now or in the future at the Company. To the extent this Policy applies to compensation payable to a person covered by this Policy, it shall supersede any other conflicting provision or policy maintained by the Company and shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply; provided that, if such other policy or provision provides that a greater amount of such compensation shall be subject to clawback, such other policy or provision shall apply to the amount in excess of the amount subject to clawback under this Policy.

This Policy shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D and the related listing rules of the national securities exchange or national securities association (the "Exchange") on which the Company has listed securities, and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

1.   Definitions. The terms "Executive Officer," "Incentive-Based Compensation," and "Received" shall have the same meaning as defined in Rule 10D-1(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2.   Application of the Policy. This Policy shall only apply in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the Federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.   Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section 2; provided that the individual served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to Exchange Act Rule 10D-1(b)(1)(ii).

(a)   Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange and (2) on or after October 2, 2023.

(b)   See Exchange Act Rule 10D-1(b)(1)(i)(D) for certain circumstances under which this Policy will apply to Incentive-Based Compensation received during a transition period arising due to a change in the Company's fiscal year.

4.   Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to the Policy ("Erroneously Awarded Compensation") is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts in the Company's financial statements and shall be computed without regard to any taxes paid.

(a)   For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

5. Recovery Exceptions. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b) or (c) below apply. The Compensation Committee of the Board of Directors (the "Committee") shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this "reasonably promptly" requirement. Such determination shall be consistent with any applicable legal guidance by the Securities and Exchange Commission, judicial opinion, or otherwise. The determination of "reasonably promptly" may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange, as required.

(b) If applicable, Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

6. Committee Decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy, unless determined by a court of competent jurisdiction to be an abuse of discretion.

7. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company, the governing documents of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

8. Agreement to Policy by Executive Officers.   The Committee shall take reasonable steps to inform Executive Officers of this Policy and the Executive Officers shall acknowledge receipt and adherence to this Policy in writing.

9. Exhibit Filing Requirement. A copy of this Policy and any amendments thereto shall be filed as an exhibit to the Company's Annual Report on Form 10-K.

10. Amendment. The Board may amend, modify or supplement all or any portion of this Policy at any time and from time to time in its discretion.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
AMENDMENT NO. 1

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO
SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: **001-13007**

CARVER BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware	*13-3904174*
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

75 West 125th Street	*New York*	*New York*	*10027*
(Address of Principal Executive Offices)			(Zip Code)

Registrant's telephone number, including area code: (718) 230-2900

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CARV	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer   ☐ Accelerated Filer   ☒ Non-accelerated Filer   ☒ Smaller Reporting Company   ☐ Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of July 15, 2024 there were 5,094,948 shares of common stock of the Registrant outstanding. The aggregate market value of the Registrant's common stock held by non-affiliates, as of September 30, 2023 (based on the closing sales price of $2.17 per share of the registrant's common stock on September 30, 2023) was approximately $10,672,813.

DOCUMENTS INCORPORATED BY REFERENCE

None

TABLE OF CONTENTS

PART III		1
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE	1
ITEM 11.	EXECUTIVE COMPENSATION	6
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	10
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	11
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	12
PART IV		13
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	13
ITEM 16.	FORM 10-K SUMMARY	13
SIGNATURES		14

EXPLANATORY NOTE

Carver Bancorp, Inc. (the "Company") filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2024 ("Form 10-K") with the U.S. Securities and Exchange Commission (the "SEC") on July 16, 2024. The Company is filing this Amendment No. 1 to the Form 10-K, or "Form 10-K/A," solely to revise Part III of the report to include the information previously omitted from the Form 10-K. This Amendment No. 1 to the report continues to speak as of the date of filing of the report, and except as expressly set forth herein we have not updated the disclosures contained in this Amendment No. 1 to the report to reflect any events that occurred at a date subsequent to the filing of the report.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 also contains new certifications of the Company's principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements are included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 or 308 of Regulation S-K promulgated by the SEC under the Exchange Act, paragraphs 3, 4 and 5 of the Section 302 certifications have been omitted. In addition, because no financial statements are included in this Amendment No. 1, new certifications of the Company's principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 are not required to be included with this Amendment No. 1.

Except as described above or as expressly noted in this Amendment No. 1, no other changes have been made to the Form 10-K.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE.

General

The Certificate of Incorporation of Carver provides that Carver's Board of Directors shall be divided into three (3) classes, as nearly equal in number as possible. The directors of each class serve for a term of three (3) years, with one (1) class elected each year. In all cases, directors serve until their successors are elected and qualified.

Carver's Board of Directors has the discretion to fix the number of directors by resolution and has so fixed this number at seven (7).

Information Regarding Directors

The following table sets forth certain information with respect to our directors. There are no arrangements or understandings between Carver and any director pursuant to which such person was elected or nominated to be a director of Carver. For information with respect to the ownership of shares of the Common Stock by each director, see "Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management."

Name	Age	End of Term	Position Held with Carver and Carver Federal	Director Since
Kenneth J. Knuckles	77	2024	Director	2013
Jillian E. Joseph	45	2024	Director	2019
Pazel G. Jackson, Jr.	93	2025	Director	1997
Robin L. Nunn	46	2025	Director	2022
Craig C. MacKay	61	2026	Interim Chief Executive Officer and President, Director	2017
Lewis P. Jones III	72	2026	Chairperson of the Board	2013
Colvin W. Grannum	71	2026	Director	2013

Directors' Backgrounds

The principal occupation and business experience of each director is set forth below.

Jillian E. Joseph is Managing Director and Associate General Counsel at Nuveen, the asset management arm of TIAA. Ms. Joseph primarily supports TIAA's real estate business – Nuveen Real Estate. She is a lead attorney over approximately $7 billion of loan originations each year in fixed rate mortgage financing, floating rate mezzanine lending, and structured debt offering. In addition to her extensive debt leadership, Ms. Joseph also supports the equity business with over $12 billion yearly in real estate equity transactions – including property acquisitions and dispositions, complex joint ventures, portfolio investments, fund investments, and REITS. Ms. Joseph earned her undergraduate degree from Colgate University and her law degree from the University of Pennsylvania Law School. Ms. Joseph's in-depth knowledge of real estate, finance and business law provides the Board with a unique and valuable perspective into economic development and commercial lending issues.

Pazel G. Jackson, Jr. is the retired Senior Vice President of JPMorgan Chase. During his 37-year career in banking, he held positions of increasing responsibility at JPMorgan Chase, Chemical Bank, Texas Commerce Bank and the Bowery Savings Bank. From January 1995 to 2000, Mr. Jackson was responsible for mortgage market development throughout the United States for JPMorgan Chase. His prior positions included Senior Credit Officer of Chemical Mortgage Company, Business Manager of Chemical Mortgage Division, Chief Lending Officer of Bowery Savings Bank and Marketing Director of Bowery Savings Bank. Mr. Jackson was formerly Vice-Chairman of the Battery Park City Authority and formerly Chairman of The Mutual Real Estate Trust. He is a licensed Professional Engineer with more than 16 years of senior management experience in design and construction. Mr. Jackson earned B.C.E. and M.C.E. degrees from the City College of New York, an M.B.A. from Columbia University and a Doctorate in Business Policy Studies from Pace University in New York. Mr. Jackson's extensive senior level banking experience, including his extensive lending and real estate experience, coupled with his advanced formal education, has given him front-line exposure to many of the issues facing Carver, as well as valuable insight needed as Chairperson of the Asset Liability and Interest Rate Risk Committee. Mr. Jackson has been a member of the Boards of Directors of Carver and Carver Federal since 1997.

Kenneth J. Knuckles is the retired President and Chief Executive Officer of the Upper Manhattan Empowerment Zone Development Corporation ("UMEZ"), where he served for over 15 years. Mr. Knuckles is also Vice Chair of the New York City Planning Commission. Prior to joining UMEZ, Mr. Knuckles was Vice President of Support Services and Chief Procurement Officer at Columbia University. Mr. Knuckles earned his undergraduate degree from the University of Michigan and his law degree from Howard University School of Law. Mr. Knuckles' experience in New York City community development issues contributes to Carver's mission to the communities it serves.

Robin L. Nunn is a Partner in the Litigation, Arbitration & Investigations Group at Linklaters LLP since 2023. From 2020 to 2023, Ms. Nunn was a Partner and Co-Head of the Banking Group at Morgan, Lewis & Bockius LLP. Prior to that, from 2018 to 2020, Ms. Nunn was Partner and Chair of the Consumer Financial Services Group at Dechert LLP. From 2017 to 2018, Ms. Nunn was Partner and Co-Chair of the Supervision, Enforcement and Litigation Group at Davis Wright Tremaine. Ms. Nunn has also held senior legal positions with Capital One Financial Corporation and American Express. She began her legal career as a Law Clerk for the Hon. Barrington Parker of the U.S. Court of Appeals for the Second Circuit, and then was a Senior Associate with Sullivan & Cromwell LLP. Ms. Nunn received her BA from Dartmouth College and her JD from the University of Chicago Law School. She is a graduate of the Executive Development Leadership Program of the Harvard Business School. Ms. Nunn's extensive legal experience advising financial institutions is a valuable asset to the Board.

Craig C. MacKay is the Interim Chief Executive Officer and President of the Company and the Bank. Mr. MacKay is also a Senior Advisor and a former Managing Director of England & Company. Mr. MacKay has over 33 years of investment banking experience focused on corporate financings, private investments, and M&A advisory for middle market companies. He previously headed the Private Finance groups at Oppenheimer & Company, Canadian Imperial Bank of Commerce, SunTrust Robinson Humphrey, and was the Managing Member and founder of HNY Associates, a private merchant bank and advisory services firm. Since beginning his banking career at Bankers Trust Company in 1989, he has completed over $12 billion of middle-market domestic and cross-border capital and corporate advisory engagements. Mr. MacKay has executed over 100 acquisition financings, leverage recapitalizations, growth capital-raises, and refinancings as a trusted advisor across a broad spectrum of industrial sectors, including healthcare, business services, financial services, manufacturing and consumer retail. He has served on numerous public and private corporate boards, non-profit boards and advisory councils, and presently serves on the board of trustees of the Pioneer Funds (NASDAQ:PIODX) and the board of directors of Equitable Holdings (NYSE:EQH). Mr. MacKay earned both his Bachelor of Science degree in Economics and Master of Business Administration degree in Finance at the Wharton School of the University of Pennsylvania. Mr. MacKay's experience in capital markets and corporate finance provides Carver with exceptional perspective on asset-liability management, interest rate risk management and opportunities in its market area.

Lewis P. Jones III is Managing Principal and Co-Founder at 5 Stone Green Capital, an asset management firm that focuses on energy efficient and sustainably-designed real estate developments, since 2010. Mr. Jones was an executive from 1988 to 2009 at JPMorgan Chase (and predecessor banks), including serving as the Co-Portfolio Manager of the JPMorgan Urban Renaissance Property Fund and a senior member of the Acquisitions Team at JP Morgan Asset Management. He also previously served as President of the Chase Community Development Corporation. Mr. Jones earned his undergraduate degree from Harvard University and a law degree and MBA from Columbia University. Mr. Jones's expertise in community development and green real estate lending and investment offers Carver a unique perspective on burgeoning opportunities in its market area. Mr. Jones is Chairman of the Boards of Directors of Carver and Carver Federal.

Colvin W. Grannum is the principal of Flagstaff Clapham Advisors, a comprehensive community economic development consulting practice. In 2022, he retired as President and Chief Executive Officer of Bedford Stuyvesant Restoration Corporation, the nation's first community development corporation, where he served in that capacity for more than two decades. Mr. Grannum previously served as a founder and the first Chief Executive Officer at Bridge Street Development Corporation. City and State Magazine named him to the Brooklyn Power 100 and New York Economic Development 75. He has authored articles and op-eds on issues related to African American wealth creation, including homeownership. Local Initiatives Support Corporation and New York Housing Conference honored him with their respective Lifetime Achievement Awards. Prior to his career in community development, he practiced law for more than 17 years in the private and public sectors. Mr. Grannum earned an undergraduate degree from University of Pennsylvania and a law degree from Georgetown University Law Center. Mr. Grannum's legal background, expertise in economic development in New York City, and financial inclusion policy offers Carver a greater depth of understanding on the Bank's market area and the needs of the changing communities that it serves.

Executive Officers of Carver and Carver Federal

Biographical information for Carver's executive officers who are not directors is set forth below. Such executive officers are officers of Carver and Carver Federal.

Executive Officers

Christina L. Maier, 69, is First Senior Vice President and Chief Financial Officer since March 2016. Prior to joining Carver, Ms. Maier served as Executive Vice President and Chief Financial Officer of Patriot National Bancorp, Inc. from 2013 through March 2016. Prior to her time with Patriot National Bancorp, Inc., Ms. Maier spent over a decade in leadership positions at other financial institutions, including Brown Brothers Harriman, Provident New York Bancorp and Hudson United Bancorp. Ms. Maier earned an M.B.A. in Finance from St. Thomas Aquinas College and a B.S. in Accounting from Fairleigh Dickinson University.

Isaac Torres, 58, is Senior Vice President, General Counsel and Corporate Secretary. Prior to being appointed to his current role in February 2018, he served as the Company's First Vice President, Assistant General Counsel and Corporate Secretary beginning in June 2014. Mr. Torres is responsible for the legal, regulatory, and corporate governance functions at the Company. Prior to joining Carver, he was Senior Counsel and Assistant Corporate Secretary of MetLife, Inc. Before his tenure at MetLife, he was an attorney with Hawkins Delafield & Wood LLP, where he practiced in the areas of public finance and economic development. Mr. Torres received a BA in Political Science from Stony Brook University, an MS in Management & Policy Analysis from the New School for Social Research, where he was an Alfred P. Sloan Fellow, and his JD from St. John's University Law School.

Marc S. Winkler, 68, is Senior Vice President and Chief Administrative Officer since April 2023. Prior to his current position, Mr. Winkler was Senior Vice President and Chief Strategy Officer beginning in January 2022. Prior to joining Carver, Mr. Winkler was an Independent Consultant at Princeton Partners FSG from 2019 through January 2022, engaging in net worth restoration planning, strategic planning and asset liability advisory. From 2015 until 2019, Mr. Winkler worked as a consultant for the P&G Group, which included P&G Associates and GRC Risk Solutions. From 2018 until 2019, he was the Director of Strategic Advisory Consulting Services for GRC Risk Solutions, which included managing the Sarbanes-Oxley compliance consulting practice. Mr. Winkler also served as an Interim Chief Financial Officer of Severn Bancorp, Inc. in 2019 pursuant to Mr. Winkler's consulting work with CFO Consulting Partners, LLC. Mr. Winkler's consulting work in the banking industry included strategic planning, risk assessments, Sarbanes-Oxley compliance, internal audit function, due diligence, and merger project management. Mr. Winkler also has served in various management positions in banks, including President and Chief Executive Officer of Woodlands Bank in Williamsport, Pennsylvania, Asian Bank in Philadelphia, Pennsylvania and Twin Rivers Community Bank in Easton, Pennsylvania. Mr. Winkler earned an MBA in Finance from the Rutgers Graduate School of Management, and a B.A. in Political Science from the University of Cincinnati.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires Carver's directors and executive officers, and persons who own more than ten percent of a registered class of Carver's equity securities, to file reports of ownership and changes in ownership with the SEC and the NASDAQ Stock Market. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Carver with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports of ownership furnished to Carver, or written representations that no forms were necessary, Carver believes that during the last fiscal year, all filing requirements applicable to its directors, officers and greater than ten percent stockholders of Carver were complied with except as follows: a required Form 3 for Robin L. Nunn and a required Form 4 for Craig C. MacKay were not filed on a timely basis.

Code of Ethics

Carver has adopted a Code of Ethics, which applies to Carver's directors and employees and sets forth important Company policies and procedures in conducting Carver's business in a legal, ethical, and responsible manner. The Code of Ethics, including future amendments, is available free of charge on Carver's website at www.carverbank.com in the Corporate Governance section of the Investor Relations webpage or by writing to the Corporate Secretary, Carver Bancorp, Inc., 75 West 125th Street, New York, New York 10027, or by telephoning (718) 230-2900. Carver intends to post on its website any waiver under the codes granted to any of its directors or executive officers.

Finance and Audit Committee.

The Finance and Audit Committee consists of Directors Colvin W. Grannum (Chairperson), Pazel G. Jackson, Jr., and Kenneth J. Knuckles. All members have been determined to be independent directors. The Finance and Audit Committee's primary duties and responsibilities are to:

- monitor the integrity of Carver's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

- manage the independence and performance of Carver's independent public auditors and internal auditing function;

- monitor the process for adhering to laws, regulations and Carver's Code of Ethics; and

- provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board of Directors.

Other specific duties and responsibilities include reviewing Carver's disclosure controls and procedures, internal controls, Carver's periodic filings with the SEC and earnings releases; producing the required audit committee annual report for inclusion in Carver's proxy statement; and overseeing complaints concerning financial matters. The Finance and Audit Committee met eight (8) times during fiscal year 2024, including meetings to review Carver's annual and quarterly financial results prior to their public issuance.

Report of the Finance and Audit Committee of the Board of Directors

*This report is furnished by the Carver Finance and Audit Committee of the Board of Directors as required by the rules of the SEC under the Exchange Act. The report of the Finance and Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Amendment No. 1 to the Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended ("**Securities Act**"), or the Exchange Act, except to the extent that Carver specifically incorporates this information by reference, and shall not otherwise be deemed to be filed under the Securities Act or the Exchange Act.*

The Board of Directors has adopted a written charter that sets forth the Finance and Audit Committee's duties and responsibilities and reflects applicable rules of the NASDAQ Stock Market and SEC regulations.

All members of the Finance and Audit Committee have been determined to be independent as defined in the listing requirements of the NASDAQ Stock Market. The Board of Directors has determined that Pazel G. Jackson, Jr., Kenneth J. Knuckles, and Colvin W. Grannum each qualify as an "audit committee financial expert." The Finance and Audit Committee received the required written disclosures and letter from BDO USA, LLP, Carver's independent accountants for fiscal year ended March 31, 2024, required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning the independent registered public accounting firm's independence. The Finance and Audit Committee reviewed and discussed with Carver's management and BDO USA, LLP the audited financial statements of Carver contained in Carver's Annual Report on Form 10-K for the fiscal year ended March 31, 2024. The Finance and Audit Committee has also discussed with BDO USA, LLP the matters required to be discussed pursuant to the Codified Statements on Auditing Standards No. 1301, as amended or supplemented.

Throughout the year, the Finance and Audit Committee had full access to management and the independent and internal auditors for Carver. The Finance and Audit Committee acts only in an oversight capacity and necessarily relies on the assurances and work of Carver's management and independent auditors who expressed an opinion on Carver's annual financial statements. Carver's management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control.

As part of its ongoing activities, the Finance and Audit Committee has:

- reviewed and discussed with management, and our independent registered public accounting firm, the audited consolidated financial statements of Carver for the year ended March 31, 2024;

- discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301 *Communications with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board; and

- received and reviewed the written disclosures and the letter from our independent registered public accounting firm mandated by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Finance and Audit Committee concerning independence, and has discussed with our independent registered public accounting firm its independence from Carver.

Based on its review and discussions described in the immediately preceding paragraphs, the Finance and Audit Committee recommended to the Board of Directors that the audited financial statements included in Carver's Annual Report on Form 10-K for the fiscal year ended March 31, 2024 be included in that report.

Finance and Audit Committee of Carver

Colvin W. Grannum (Chairman)
Pazel G. Jackson, Jr.
Kenneth J. Knuckles

ITEM 11. EXECUTIVE COMPENSATION.

Summary Compensation Table at March 31, 2024

The following table presents compensation information regarding Carver's Named Executive Officers at the fiscal year ended March 31, 2024.

Name and Principal Position	Year Ended 3/31	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[(1)]	Total
Craig C. MacKay, Interim President and Chief Executive Officer (2)	2024	$ 205,961	—	—	—	—	—	$ 5,538	$ 211,499
Michael T. Pugh, Former President and Chief Executive Officer (3)	2024	$ 321,908	—	—	—	—	—	$ 8,238	$ 330,146
	2023	$ 459,615	—	$ 68,400	—	—	—	$ 15,105	$ 543,120
Christina L. Maier, First Senior Vice President and Chief Financial Officer	2024	$ 267,152	—	$ 16,620	—	—	—	$ 5,414	$ 289,186
	2023	$ 267,679	—	$ 20,520	—	—	—	$ 10,707	$ 298,906
Marc Winkler Senior Vice President and Chief Administrative Officer (4)	2024	$ 291,403	—	$ 16,620	—	—	—	$ 11,209	$ 319,232

(1) Except as noted, the amounts shown in this column reflect matching contributions made to Carver's 401(k) Plan. No Named Executive Officer receives perquisites the aggregate value of which exceeds $10,000.
(2) Appointed Interim President and Chief Executive Officer on October 1, 2023.
(3) Resigned as of August 6, 2023.
(4) Appointed Chief Administrative Officer on April 3, 2023.

Outstanding Equity Awards at Fiscal Year End

The following table shows equity awards outstanding for each of our named executive officers as of March 31, 2024.

	Option Awards					Stock Awards		
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
Craig C. MacKay	12/14/2017	1,000	—	$ 3.48	12/14/2027	—	—	—
Michael T. Pugh	—	—	—	—	—	—	—	—
Christina L. Maier	—	—	—	—	—	04/25/2022	1,000(2)	$ 1,530
	—	—	—	—	—	10/26/2023	6,000(3)	$ 9,180
Marc Winkler						10/26/2023	6,000(3)	$ 9,180

(1) Amounts shown are based on the fair market value of Carver common stock on March 28, 2024 of $1.53.
(2) Vest over three years, one third in each year commencing on April 25, 2023.
(3) Vest over three years, one third in each year commencing on October 26, 2024.

Benefit Plans

401(k) Savings Plan. Carver maintains a 401(k) Savings Plan (*"401(k) Plan"*) with a profit-sharing feature for all eligible employees of Carver. Carver matched contributions to the 401(k) Plan equal to 100% of pre-tax contributions made by each employee up to a maximum of 4% of their pay, subject to IRS limitations. Carver suspended the matching contributions from November 2020 through December 2021. In January 2021, Carver reinstated the matching contributions with an increase to the match contributions to 4%. All such matching contributions are fully vested and non-forfeitable at all times regardless of the years of service with the Bank. Carver employees will be eligible to participate upon their hire date. To be eligible to enroll, the employee must be 21 years of age. Under the profit-sharing feature of the plan, if the Bank achieves a minimum of 70% of its fiscal year performance goal, the Compensation Committee may authorize a non-elective contribution to the 401(k) Plan on behalf of each eligible employee of up to 2% of the employee's annual pay, subject to IRS limitations. This non-elective contribution, if made, is awarded regardless of whether the employee makes voluntary contributions to the 401(k) Plan. Non-elective Company contributions vest 20% each year for the first five years of employment and are fully vested thereafter. To be eligible for the non-elective company contribution, the employee must be 21 years of age, have completed at least one year of service and be employed on the last day of the plan year, currently December 31, or have terminated employment for death, disability or retirement. Carver did not award a non-elective contribution for the 401(k) Plan year that ended December 31, 2022.

Employment Agreement

In connection with Craig C. MacKay's appointment as the Interim President and Chief Executive Officer of the Company and Bank, the Bank entered into an employment agreement (the "Employment Agreement") with him effective October 1, 2023 and the key terms of the Employment Agreement are as follows:

Term. The term of the Employment Agreement commenced on October 1, 2023 (the "Term") and the Term will end upon the earlier of: (i) the date the Board of Directors appoints a permanent President and Chief Executive Officer of the Company and Bank, (ii) Mr. MacKay provides written notice to the Bank that the Term will expire at the end of the month in which the notice of expiration is delivered to the Bank, or (iii) April 1, 2024 provided that the Bank delivers a notice of expiration to Mr. MacKay no later than March 1, 2024. Commencing on April 1, 2024, if notice of expiration has not been delivered by either party, the Term shall automatically renew each month for an additional month until either party provides written notice to the other party that the Term will expire at the end of the month in which the notice of expiration is delivered.

Cash Compensation. Mr. MacKay's annual base salary will be $450,000, and Mr. MacKay may receive a bonus at the discretion of the Board of Directors or the Compensation Committee.

Equity Grant. No later than five days after the last day of the Term (the "Grant Date"), Mr. MacKay will receive a grant of Company stock equal to the product of (i) 42,553 and (ii) a fraction, the numerator of which is the total number of months (including partial months) in the Term and the denominator of which is 12. The award will be one-hundred percent (100%) vested as of the Grant Date.

Benefits. Mr. MacKay will be entitled to participate in all employee benefit plans, arrangements and perquisites offered to senior management of the Bank, on terms and conditions no less favorable than the plans, arrangements and perquisites available to other members of senior management of the Bank.

Termination without Cause or for Good Reason following a Change in Control. In the event of a change in control of the Bank or the Company, followed by Mr. MacKay's termination of employment without "cause" or with "good reason," Mr. MacKay would be entitled to a severance payment in the form of a cash lump sum equal to three times the sum of: (i) Mr. MacKay's base salary at the date of termination (or Mr. MacKay's base salary in effect during any of the prior three years, if higher); and (ii) the average annual total incentive bonus earned by Mr. MacKay for three most recently completed calendar years prior to the change control, or if greater, the annual total incentive bonus that would have been earned in the year of the change of control at target bonus opportunity. In addition, Mr. MacKay would be entitled to a cash lump sum payment equal to the value of health care costs for thirty-six months. The definitions of "cause" and "good reason" are set forth in the Employment Agreement. In the event that payments to Mr. MacKay become subject to Sections 280G and 4999 of the Code, such payments would be reduced if such reduction would leave him better off on an after-tax basis.

Restrictive Covenants. The Employment Agreement also provides non-competition and non-solicitation restrictions during the term of employment and for generally one year thereafter, and confidentiality during the term of employment and surviving the end of the term of employment.

Director Compensation

Carver's directors are paid an annual cash retainer of $20,000 to serve as a Director of both Carver and Carver Federal and receive a meeting fee of $1,000 for Board meetings attended. The chairs of the Asset Liability and Interest Rate Risk and Finance and Audit committees receive an annual retainer of $8,000 and a meeting fee of $800. The chairs of the remaining committees receive an annual retainer of $4,000. The committee members of the Compensation, Institutional Strategy and Nominating and Corporate Governance, including the chairs thereof receive $600 per committee meeting attended. The Non-Executive Chairperson is paid a quarterly cash retainer of $17,500 ($70,000 per year) to serve as Chairperson of both Carver and Carver Federal and does not receive a meeting fee for Board meetings attended. As chair of the Compliance Committee, he also receives an annual retainer of $8,000. Upon shareholder approval of new directors, the Compensation Committee may approve a grant of 1,000 shares of restricted stock and 1,000 stock options, which vest pursuant to Carver's incentive plan in effect at the time of the grant.

The following table sets forth information regarding compensation earned by the non-employee directors of Carver during the fiscal year ended March 31, 2024.

Director Compensation at March 31, 2024

Name (a)		Fees earned or paid in cash ($) (b)	Stock awards ($) (c)	Option awards (S) (d)	Non-equity incentive plan compensation ($) (e)	Change in pension value and nonqualified deferred compensation earnings (f)	All other compensation ($) (g)		Total ($) (h)
Pazel G. Jackson, Jr.	$	62.900	—	—	—	—	—	$	62,900
Robin L. Nunn	$	78,100	—	—	—	—	—	$	78,100
Lewis P. Jones III	$	78,000	—	—	—	—	—	$	78,000
Colvin W. Grannum	$	61,000	—	—	—	—	—	$	61,000
Kenneth J. Knuckles	$	25,600	—	—	—	—	—	$	25,600
Craig C. MacKay (1)	$	45,500	—	—	—	—	—	$	45,500
Jillian E. Joseph	$	50,000	—	—	—	—	—	$	50,000

(1) Mr. MacKay was a non-employee director until his appointment as Interim President and Chief Executive Officer on October 1, 2023. Following his appointment as Interim President and Chief Executive Officer, Mr. MacKay did not receive any additional compensation for service on our Board or Carver Federal's Board.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information about the shares of Voting Stock authorized by Carver for issuance under equity compensation plans as of March 31, 2024.

Plan Category	Number of securities to be issued upon exercise of Outstanding options, warrants and Rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	6,267 $	5.27	26,334
Equity compensation plans not approved by security holders	—	—	—
Total	6,267 $	5.27	26,334

(1)   Note: Shares have been adjusted to reflect Carver's 1-for-15 reverse stock split, effective October 27, 2011.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Security ownership of certain beneficial owners.

The following table sets forth, as of July 24, 2024, certain information as to shares of Voting Stock beneficially owned by persons owning in excess of 5% of any class of Carver's outstanding Voting Stock. Carver knows of no person, except as listed below, who beneficially owned more than 5% of any class of the outstanding shares of Carver's Voting Stock as of July 24, 2024. Except as otherwise indicated, the information provided in the following table was obtained from filings with the Securities and Exchange Commission ("**SEC**") and with Carver pursuant to the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Addresses provided are those listed in the filings as the address of the person authorized to receive notices and communications. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Voting Stock indicated and none of the shares are pledged as security. Percentages with respect to each person or group of persons have been calculated on the basis of 5,140,872 shares of Common Stock outstanding as of July 24, 2024, plus the number of shares of common stock which such person or group has the right to acquire within 60 days after July 24, 2024 by the exercise of stock options.

Stock Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership (1)	Percent of Shares of Common Stock Outstanding
5% Beneficial Stockholders		
Jeffrey John Bailey		
936 N, Parker Street		
Orange, CA 92867	278,524(1)	5.42%
National Community Investment Fund		
135 South LaSalle Street, Suite 3025		
Chicago, IL 60603	399,821(2)	7.78%

(1) Based on a Schedule 13D filed on December 20, 2022.
(2) Based on a Schedule 13G filed on July 21, 2023.

Stock Ownership of Management

Name	Title	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percent of Common Stock Outstanding
Lewis P. Jones III	Chairperson of the Board	1,500	*
Pazel G. Jackson, Jr.	Director	6,326	*
Colvin W. Grannum	Director	2,740	*
Kenneth J. Knuckles	Director	2,000	*
Craig C. MacKay	Interim President and Chief Executive Officer, Director	6,000	*
Jillian E. Joseph	Director	1,667	*
Robin L. Nunn	Director	1,000	*
Christina L. Maier	First Senior Vice President and Chief Financial Officer	13,000	*
Marc S. Winkler	Senior Vice President and Chief Administrative Officer	6,000	
All directors and other executive officers as a group (10 persons)		57,591	1.12%

---

*   Less than 1% of outstanding Common Stock.

(1)   Amounts of equity securities shown include shares of common stock subject to options exercisable within 60 days as follows: Mr. Jones – 1,000; Mr. Grannum – 1,000; Mr. Knuckles – 1,000; Mr. McKay – 1,000; Ms. Joseph – 667; all officers and directors as a group – 4,667.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Transactions with Certain Related Persons

Applicable law requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. Carver Federal offers loans to its directors, officers and employees, which loans are made in the ordinary course of business and are not made with more favorable terms nor do they involve more than the normal risk of collectability or present unfavorable features. Furthermore, loans above the greater of $25,000, or 5% of Carver Federal's capital and surplus (up to $500,000), to Carver Federal's directors and executive officers must be approved in advance by a majority of the disinterested members of Carver Federal's Board of Directors. As of the date of this document, neither Carver nor Carver Federal had any outstanding loans or extensions of credit to any of its executive officers or directors.

Director Independence

The Board of Directors has determined that each of non-management directors is independent according to the Board's independence standards as set out in its Bylaws, Corporate Governance Principles, applicable rules of the SEC and the rules of the NASDAQ Stock Market. They are Robin L. Nunn, Lewis P. Jones III, Colvin W. Grannum, Kenneth J. Knuckles, Pazel G. Jackson, Jr. and Jillian E. Joseph. Mr. MacKay will not be considered an independent director during his tenure as Interim President and Chief Executive Officer.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

General

Carver's independent registered public accounting firm for the year ended March 31, 2024 was BDO USA, LLP, New York, New York, PCAOB ID: 243.

Audit Fees

BDO USA, LLP's billed audit fees for the fiscal years ended March 31, 2024 and March 31, 2023 were $372,000 and $355,000, respectively.

Audit-Related Fees

Carver's audit-related fees during the fiscal years ended March 31, 2024 and March 31, 2023 were $88,140 and $119,000, respectively.

Tax Fees

Carver's incurred tax fees during the fiscal years ended March 31, 2024 and March 31, 2023 were $35,665 and $33,000, respectively.

All Other Fees

Carver did not engage its current principal accountant to render services during the last two fiscal years, other than as reported above.

Pre-Approval Policy for Services by Independent Auditors

During fiscal year 2024, the Finance and Audit Committee of Carver's Board of Directors pre-approved the engagement of BDO USA, LLP to provide non-audit services and considered whether, and determined that, the provision of such other services by BDO USA, LLP is compatible with maintaining BDO USA, LLP's independence.

The Finance and Audit Committee has a policy to pre-approve all audit and permissible non-audit services provided by the Company's independent auditor consistent with applicable SEC rules. Under the policy, prior to the engagement of the independent auditors for the next year's audit, management submits an aggregate of services expected to be rendered during that year for each of the four categories of services described above to the Finance and Audit Committee for approval. Prior to engagement, the Finance and Audit Committee pre-approves these services by category of service. The fees are budgeted and the Finance and Audit Committee will receive periodic reports from management on actual fees versus the budget by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approval. In those instances, the Finance and Audit Committee requires specific pre-approval before engaging the independent auditor.

The Finance and Audit Committee has delegated pre-approval authority, subject to certain limits, to the chairman of the Finance and Audit Committee. The chairman is required to report, for informational purposes, any pre-approval decisions to the Finance and Audit Committee at its next regularly scheduled meeting.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)(iii) Exhibits. See below. Each management contract or compensatory plan or arrangement required to be filed has been identified.

31.1   Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2   Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

104   Cover Page Interactive Data File (embedded in the cover page formatted in Inline XBRL)

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARVER BANCORP, INC.

July 29, 2024

By /s/ Craig C. MacKay

Craig C. MacKay
Interim President and Chief Executive Officer

14

Exhibit 31.1

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Craig C. MacKay, certify that:

1.   I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K/A of Carver Bancorp, Inc.; and

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 29, 2024   /s/ Craig C. MacKay
                                                                                    Craig C. MacKay
                                                                                    Interim President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christina L. Maier, certify that:

1.   I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K/A of Carver Bancorp, Inc.; and

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 29, 2024   /s/ Christina L. Maier
                                                                            Christina L. Maier
                                                                            First Senior Vice President and Chief Financial Officer



CARVER BANCORP, INC.

Corporate Headquarters:
75 West 125th Street
New York, NY 10027

Please visit our website at: **www.carverbank.com**